Exhibit 2.1

AGREEMENT AND PLAN OF MERGER

by and among

VOUGHT AIRCRAFT INDUSTRIES, INC.,

TRIUMPH GROUP, INC.,

SPITFIRE MERGER CORPORATION

and

TC GROUP, L.L.C., as the Holder Representative

__________________

DATED AS OF MARCH 23, 2010

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-iv-

INDEX OF DEFINED TERMS

Section

2011 Notes	6.6(b)
Aggregate In-The-Money Equity Award Exercise Price	1.7(b)(ii)
Aggregate Fully-Diluted Company Common Shares	1.7(b)(i)
Aggregate Merger Consideration	1.7(b)(iii)
Agreement	Preamble
Alternative Transaction	6.10(c)
Alternative Transaction Proposal	6.10(c)
Antitrust Authority	6.1(a)
Applicable Percentage	8.7(b)
Bankruptcy and Equity Exception	3.3(a)
Basket	8.2(a)(iii)(B)
Cash Consideration	1.7(b)(iv)
Certificate	1.5(d)
Certificate of Merger	1.3
Change of Recommendation	6.3(c)
Change of Recommendation Breach Termination Fee	9.3(a)(i)
Closing	1.2(a)
Closing Certificates	8.1
Closing Date	1.2(a)
Closing Negative Adjustment Amount	1.7(b)(v)
Closing Positive Adjustment Amount	1.7(b)(vi)
Code	Recitals
Commitment Letter	4.7
Company	Preamble
Company Benefit Plans	3.10(a)
Company Bid	3.14(e)
Company Breach Termination Fee	9.3(a)(iv)
Company Bylaws	3.1(b)
Company Certificate	3.1(b)
Company Common Shares Outstanding	1.7(b)(vii)
Company Common Stock	Recitals
Company Contract	3.13(a)
Company Credit Agreement	6.6(a)
Company Debt	3.2(b)
Company Disclosure Schedule	Art. III
Company Equity Awards	2.2
Company Expenses	2.6(a)
Company Foreign Plan	3.10(o)
Company Government Contract	3.14(e)
Company Intellectual Property	3.19(a)
Company Joint Ventures	3.2(b)
Company Leased Properties	3.18(a)
Company Letters of Credit	6.6(c)

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Section

Company Options	1.6(a)
Company Owned Properties	3.18(a)
Company Real Property	3.18(a)
Company RSUs	1.6(c)
Company SARs	1.6(b)
Company SEC Reports	3.5(a)
Company Significant Customer	3.17
Company Significant Supplier	3.17
Company Stock Plans	1.6(a)
Company Title IV Plan	3.10(e)
Confidentiality Agreement	6.2
Continuing Employees	6.8(c)
Controlled Group Liability	3.10(j)
Contract	3.13(a)
Credit Agreement Termination	6.6(a)
Current Tax Period	3.13(a)
Damages	8.2(a)
De Minimis Amount	8.2(a)(iii)(A)
DGCL	1.1
Discharge	6.6(b)
Dissenting Shares	1.5(e)
DPC Common Shares	1.5(b)
Effective Time	1.3
Environmental Law	3.20(g)
Environmental Permits	3.20(g)
Equity Award Consideration	2.2
Escrow Account	2.4(a)
Escrow Agent	2.4(a)
Escrow Agreement	2.4(a)
Escrow Participating Holders	2.4(a)
Escrow Percentage	2.4(a)
ERISA	3.10(a)
ERISA Affiliate	3.10(j)
Exchange Act	3.5(a)
Exchange Agent	2.1
Exchange Fund	2.2
Excluded Taxes	3.9(f)(iii)
Export Control Laws	3.12(b)
EY	1.7(c)
Financing	4.7
Financing Sources	11.6
GAAP	3.1(c)
Governmental Entity	3.4
Hazardous Substance	3.20(g)
Holder	2.6(b)
Parent Expenses	2.6(a)

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Section

Holder Acknowledgement	2.3(a)
Holder Allocable Expenses	2.6(b)
Holder Indemnified Parties	8.2(b)
Holder Representative	10.1
HSR Act	3.4
In-The-Money Equity Awards	1.7(b)(viii)
Indebtedness	3.13(c)
Indemnification Escrow Amount	2.4(a)
Indemnification Escrow Property	8.7(a)
Indemnified Party	8.3(a)
Indenture	6.6(b)
Indemnifying Party	8.3(a)
Interim Period Interest	2.6(a)
Investor Questionairre	1.7(a)
IRS	3.10(b)
Letter of Transmittal	2.3(a)
Liens	3.2(c)(i)
LLC Merger	Recitals
Majority Holders	10.2
Material Adverse Effect	3.7(a)
Marketing Period	1.2(b)
Merger	Recitals
Merger Consideration	1.7(a)
Merger Consideration Per Fully-Diluted Company Common Share	1.7(b)(ix)
Merger Sub	Preamble
Mergers	Recitals
Multiemployer Plan	3.10(f)
Multiple Employer Plan	3.10(f)
NOL	2.3(e)
NOL Carryforwards	3.9(d)
Non-Accredited Investor	1.7(a)
Non-Accredited Investor Consideration	1.7(a)
NYSE	2.3(e)
OFAC	3.12(b)
Option Consideration	1.7(b)(x)
Outside Date	9.1(c)
Parent	Preamble
Parent Breach Fee	9.3(a)(iv)
Parent Bid	4.16(e)
Parent Bylaws	4.1(b)
Parent Capitalization Date	4.2
Parent Certificate	4.1(b)
Parent Common Stock	1.7(a)
Parent Contract	4.15(a)
Parent Debt	4.2(b)
Parent Disclosure Schedule	Art. IV

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Section

Parent Government Contract	4.16(e)
Parent Indemnified Parties	8.2(a)
Parent Intellectual Property	4.21(a)
Parent Joint Ventures	4.2(b)
Parent Leased Properties	4.20
Parent Meeting	6.3(a)
Parent Owned Properties	4.20
Parent Preferred Stock	4.2(a)
Parent Real Property	4.20
Parent SEC Reports	4.5
Parent Significant Customer	4.19
Parent Significant Supplier	4.19
Parent Signing Price	1.7(b)(xi)
Parent Stock Plans	4.2(a)
Parent Stockholder Approval	6.3(a)
Parent Voting Debt	4.2(b)
Payoff Amount	6.6(a)
Payoff Letter	6.6(a)
PBGC	3.10(e)
Per Share Cash Consideration	1.7(b)(xii)
Per Share Merger Consideration	1.7(a)
Per Share Stock Consideration	1.7(b)(xiii)
Permit	3.12(a)
Permitted Encumbrances	3.18(b)
Pre-Closing NOL	8.2(a)(iii)(D)
Pre-Closing Tax Return	6.15(a)
Pre-Closing Tax Period	3.9(f)(iv)
Premium Cap	6.12(b)
Proxy Statement	3.4(a)
PWC	1.7(c)
PWC/EY Notice	1.7(c)
Qualified Plans	3.10(d)
Regulatory Agencies	3.5(b)
Release	3.20(g)
Representatives	6.10(a)
Restraints	7.1(d)
RSU Consideration	1.7(b)(xiv)
Sarbanes-Oxley Act	3.5(a)
SAR Consideration	1.7(b)(xv)
SEC	Article III
Securities Act	3.2(b)
Specified Representations	8.1
SRO	3.4
Stock Consideration Amount	1.7(b)(xvi)
Stockholder Vote Termination Fee	9.3(a)(ii)

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Section

Stockholders Agreement	Recitals
Straddle Period Tax Return	6.15(b)
Subsidiary	3.1(c)
Survival Termination Date	2.4(a)
Surviving Company	1.11
Surviving Company Plan	6.8(c)
Surviving Corporation	Recitals
Tax	3.9(f)(i)
Tax Analysis Objections	1.7(c)
Tax-Effected Company Expense Amount	1.7(b)(xvii)
Taxes	3.9(f)(i)
Tax Return	3.9(f)(ii)
Termination Fees	9.3(a)(iv)
Third Party Claim	8.3(a)
Transaction Bonus Pool	6.8(b)
Transaction Tax Analysis	1.7(c)
Trust Account Common Shares	1.5(b)
Unresolved Claims	8.7(b)
Voting Debt	3.2(b)

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AGREEMENT AND PLAN OF MERGER

          AGREEMENT AND PLAN OF MERGER, dated as of March 23, 2010 (this “Agreement”), by and among VOUGHT AIRCRAFT INDUSTRIES, INC., a Delaware corporation (the “Company”), TRIUMPH GROUP, INC., a Delaware corporation (“Parent”), SPITFIRE MERGER CORPORATION, a Delaware corporation and a direct wholly owned subsidiary of Parent (“Merger Sub”), and TC GROUP, L.L.C., as the Holder Representative.

W I T N E S S E T H:

          WHEREAS, the Boards of Directors of the Company, Parent and Merger Sub have determined that it is in the best interests of their respective corporations and their stockholders to consummate the strategic business combination transaction provided for in this Agreement in which Merger Sub will, on the terms and subject to the conditions set forth in this Agreement, merge with and into the Company (the “Merger”), with the Company as the surviving corporation in the Merger (sometimes referred to in such capacity as the “Surviving Corporation”);

          WHEREAS, as soon as reasonably practicable following the Merger and as part of a single integrated transaction, Parent shall cause the Surviving Corporation to be merged with and into a direct wholly owned limited liability company subsidiary of Parent (the “LLC Merger” and collectively with the Merger, the “Mergers”), with such subsidiary surviving the LLC Merger as a direct wholly owned subsidiary of Parent;

          WHEREAS, concurrently with the execution of this Agreement, Parent, certain holders of the common stock, par value $0.01 per share, of the Company (the “Company Common Stock”) and the Holder Representative are entering into a Stockholders Agreement with even date hereof (the “Stockholders Agreement”);

          WHEREAS, the parties hereto intend that the Mergers, taken together, shall be treated as a single integrated transaction and shall qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”), and that this Agreement shall constitute a “plan of reorganization” for purposes of Sections 354 and 361 of the Code;

          WHEREAS, the parties have priced the transaction to close on July 1, 2010, and accordingly have provided for a contingent adjustment downwards or upwards of $177,352 per day depending on whether the transaction closes before or after such date; and

          WHEREAS, the parties desire to make certain representations, warranties and agreements in connection with the Merger and also to prescribe certain conditions to the Merger.

          NOW, THEREFORE, in consideration of the mutual covenants, representations, warranties and agreements contained in this Agreement, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and intending to be legally bound hereby, the parties agree as follows:

ARTICLE I

THE MERGERS

          1.1. The Merger. Subject to the terms and conditions of this Agreement, in accordance with the Delaware General Corporation Law (the “DGCL”), at the Effective Time, Merger Sub shall merge with and into the Company. The Company shall be the Surviving Corporation in the Merger and shall continue its existence as a corporation under the laws of the State of Delaware. As of the Effective Time, the separate corporate existence of Merger Sub shall cease.

          1.2. Closing.

          (a) On the terms and subject to the conditions set forth in this Agreement, the closing of the Merger (the “Closing”) shall take place at the offices of Wachtell, Lipton, Rosen & Katz, 51 West 52nd Street, New York, New York at 10:00 a.m. on the date that is the later of (a) the third business day following the expiry of the Marketing Period and (b) July 1, 2010, or at such other time and place as may be mutually agreed by the parties (the “Closing Date”); provided that if the Marketing Period expires prior to July 1, 2010 and Parent shall have received the certificates required by Section 7.2(c) that, as of the expiry of the Marketing Period, the conditions to Closing set forth in Sections 7.2(a) and 7.2(b) remained satisfied through the duration of the Marketing Period, then Parent agrees that the conditions to Closing set forth in Sections 7.2(a) and 7.2(e) shall be deemed to have been satisfied as of the Closing Date and the certificates required by Section 7.2(c) need only be delivered as of the Closing Date with respect to Section 7.2(b).

          (b) For purposes of this Agreement, “Marketing Period” shall mean a period of eight consecutive business days (which period shall not include any days from and including May 28, 2010 to June 1, 2010, July 2, 2010 to July 6, 2010 and August 15, 2010 to September 8, 2010) following the satisfaction or waiver (subject to applicable law) of the latest to occur of the conditions set forth in Article VII (other than those conditions that by their nature are to be satisfied or waived at the Closing).

          1.3. Effective Time. Subject to the provisions of this Agreement, at the Closing, the parties shall file with the Secretary of State of Delaware a certificate of merger relating to the Merger (the “Certificate of Merger”) executed and acknowledged in accordance with the relevant provisions of the DGCL. The merger shall be effective at the date and time that the Certificate of Merger has been duly filed with the Secretary of State of Delaware (the time when the Merger becomes effective, the “Effective Time”).

          1.4. Effects of the Merger. At and after the Effective Time, the Merger shall have the effects set forth in the DGCL.

          1.5. Conversion of Stock. At the Effective Time, by virtue of the Merger and without any action on the part of Parent, Merger Sub, the Company or the holder of any of the following securities:

          (a) Each share of common stock, par value $0.01 per share, of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into and become one validly issued, fully paid and nonassessable share of common stock, par value $0.01 per share, of the Surviving Corporation. From and after the Effective Time, all certificates representing the common stock of Merger Sub shall be deemed for all purposes to represent the number of shares of common stock of the Surviving Corporation into which they were converted in accordance with the immediately preceding sentence.

          (b) All shares of Company Common Stock issued and outstanding immediately prior to the Effective Time that are owned by the Company, Parent or any wholly-owned subsidiary of the Company or Parent (other than shares of Company Common Stock held in trust accounts, managed accounts, mutual funds and the like, or otherwise held in a fiduciary or agency capacity, that are beneficially owned by third parties (any such shares, “Trust Account Common Shares”) and other than shares of Company Common Stock held, directly or indirectly, by the Company or Parent in respect of a debt previously contracted (any such shares, “DPC Common Shares”)) shall be cancelled and shall cease to exist and no stock of Parent or other consideration shall be delivered in exchange therefor.

          (c) Each share of Company Common Stock, except for shares of Company Common Stock described in Section 1.5(b) and Dissenting Shares, shall be converted, in accordance with the procedures set forth in Article II, into the right to receive the Per Share Merger Consideration, as determined pursuant to Section 1.7.

          (d) All of the shares of Company Common Stock converted into the right to receive the Per Share Merger Consideration pursuant to this Article I shall no longer be outstanding as of the Effective Time and shall automatically be cancelled and shall cease to exist as of the Effective Time, and each certificate previously representing any such shares of Company Common Stock (each, a “Certificate”) shall thereafter represent only the right to receive the Per Share Merger Consideration and/or cash in lieu of fractional shares into which the shares of Company Common Stock represented by such Certificate have been converted pursuant to this Section 1.5 and Section 2.3(e), as well as any dividends to which holders of Company Common Stock become entitled in accordance with Section 2.3(c).

          (e) Each outstanding share of Company Common Stock the holder of which has not voted in favor of adoption of this Agreement and with respect to which appraisal has been properly demanded in accordance with Section 262 of the DGCL (the “Dissenting Shares”) shall not be converted into or represent a right to receive the Per Share Merger Consideration hereunder, and the holder thereof shall be entitled only to such rights as are granted by Section 262 of the DGCL unless and until the holder of such shares withdraws such demand for such appraisal or becomes ineligible for such appraisal. If any holder of Dissenting Shares fails to perfect or effectively waives, withdraws or loses such stockholder’s rights under Section 262 of the DGCL, such stockholder’s Dissenting Shares shall thereupon be deemed to have been cancelled at the Effective Time, and the holder thereof shall be entitled to receive the Per Share Merger Consideration (payable without any interest thereon) as compensation for such cancellation. The Company shall give Parent prompt notice upon receipt by the Company of any such written demands for payment of the fair value of such Dissenting Shares and of withdrawals of such notice and any other instruments provided pursuant to applicable law and Parent shall have the right to participate in all negotiations and proceedings with respect to such demands except as required by applicable law. The Company shall not, except with the prior written consent of Parent, make any payment with respect to, or settle or offer to settle, any such demands, unless and to the extent required to do so under applicable law. Any payments made in respect of Dissenting Shares shall be made by the Surviving Corporation in accordance with the DGCL. Nothing in this Agreement is intended to amend or waive any obligation of any holder of Company Common Stock who has waived or limited the right to assert dissenters’ rights in a separate agreement.

          1.6. Stock Options and Other Stock-Based Awards. (a) Immediately prior to the Effective Time, by virtue of the Merger and without any action on the part of the holders thereof, each option to purchase shares of Company Common Stock granted under the 2001 Stock Option Plan of the Company and the 2006 Incentive Award Plan of the Company (collectively, the “Company Stock Plans”), regardless of whether or not vested, that is outstanding immediately prior to the Effective Time (collectively, the “Company Options”) shall be cancelled and shall entitle the holder thereof to the right to receive as soon as reasonably practicable following the Effective Time (and in any event prior to the third business day after the later of (i) the Closing Date and (ii) the date on which the holder of the Company Option in question executes and delivers a Holder Acknowledgement as provided in Section 2.3, but in each case no later than the expiration of the original term of such Company Option), a lump sum cash payment, without interest, equal to the Option Consideration applicable to such holder’s Company Option, as determined pursuant to Section 1.7.

          (b) Immediately prior to the Effective Time, each stock appreciation right with respect to shares of Company Common Stock granted under a Company Stock Plan, regardless of whether or not vested, that is outstanding immediately prior to the Effective Time (collectively, the “Company SARs”) shall be cancelled and shall entitle the holder thereof to the right to receive, as soon as reasonably practicable following the Effective Time (and in any event prior to the third business day after the later of (i) the Closing Date and (ii) the date on which the holder of the Company SAR in question executes and delivers a Holder Acknowledgement as provided in Section 2.3, but in each case no later than the expiration of the original term of such Company SAR), a lump sum cash payment, without interest, equal to the SAR Consideration applicable to such holder’s Company SAR, as determined pursuant to Section 1.7.

          (c) Immediately prior to the Effective Time, each restricted share unit with respect to shares of Company Common Stock granted under a Company Stock Plan, regardless of whether or not vested, that is outstanding immediately prior to the Effective Time (collectively, the “Company RSUs”) shall be cancelled and shall entitle the holder thereof to the right to receive, as soon as reasonably practicable following the Effective Time (and in any event prior to the third business day after the later of (i) the Closing Date and (ii) the date on which the holder of the Company RSU in question executes and delivers a Holder Acknowledgement as provided in Section 2.3), a lump sum cash payment, without interest, equal to the RSU Consideration applicable to such Company RSU, as determined pursuant to Section 1.7.

          (d) Parent or the Surviving Corporation shall be entitled to deduct and withhold from the amounts otherwise payable pursuant to this Section 1.6 to any holder of Company Options, Company SARs and Company RSUs such amounts as the Surviving

Corporation is required to deduct and withhold with respect to the making of such payment under the Code, or any provision of state, local or foreign Tax Law, and the Surviving Corporation shall make any required filings with and payments to Tax authorities relating to any such deduction or withholding. To the extent that amounts are so deducted and withheld by the Surviving Corporation and paid to the applicable Tax authority, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of the Company Options, Company SARs or Company RSUs in respect of which such deduction and withholding was made by the Surviving Corporation.

          (e) The Company and Parent agree that prior to the Effective Time the Company Stock Plans shall be amended to reflect the transactions contemplated by this Agreement, including (i) to preclude any automatic or formulaic grant of options, restricted shares or other awards thereunder on or after the date hereof, and (ii) to terminate the Company Stock Plans effective as of the Effective Time.

          (f) Prior to the Effective Time, the Company, the Board of Directors of the Company and the Compensation Committee of the Board of Directors of the Company, as applicable, shall adopt resolutions and take all other actions necessary to effectuate the provisions of this Section 1.6 and to ensure that, notwithstanding anything to the contrary, following the Effective Time, no service provider of the Company and its Subsidiaries shall have any right to acquire any securities of the Company, the Surviving Corporation or any Subsidiary thereof or to receive any payment, right or benefit with respect to any award previously granted under the Company Stock Plans (whether hereunder, under any Company Stock Plan or individual award agreement or otherwise) except the right to receive the consideration as provided in this Section 1.6.

          1.7. Allocation of Merger Consideration.

          (a) The consideration payable hereunder (the “Merger Consideration”) shall be allocated among the holders of the shares of Company Common Stock, the Company Options, the Company SARs and the Company RSUs as set forth in Section 1.6 (with respect to the Company Options, Company SARs and Company RSUs) and this Section 1.7. At the Effective Time, each share of Company Common Stock, except for shares of Company Common Stock owned by the Company, Parent or any wholly owned subsidiary of Company or Parent referred to in Section 1.5(b) and Dissenting Shares, shall be converted into the right to receive both (i) an amount of cash, without interest, equal to the Per Share Cash Consideration and (ii) a number of fully-paid and non-assessable shares of common stock, par value $0.001 per share, of Parent (“Parent Common Stock”) equal to the Per Share Stock Consideration (the consideration referred to in clause (i) and clause (ii) of this sentence being collectively referred to as the “Per Share Merger Consideration”); provided that any holder of Company Common Stock (other than a holder of Dissenting Shares) who (i) is not an “accredited investor” (as such term is defined in Rule 501(a) under the Securities Act) or (ii) does not complete and deliver to the Company, Parent or the Exchange Agent prior to the Closing Date an investor questionnaire that includes a representation that such holder is an accredited investor (a “Non-Accredited Investor”), (which questionnaire shall be in form and substance reasonably acceptable to Parent) (an “Investor Questionnaire”) shall receive an amount of cash, without interest, equal to the Merger Consideration Per Fully-Diluted Common Share (the “Non-Accredited Investor Consideration”).

          (b) For purposes of this Agreement:

                    (i) “Aggregate Fully-Diluted Company Common Shares” shall be the sum of (i) the Company Common Shares Outstanding, (ii) the aggregate number of shares of Company Common Stock that would be issuable upon the exercise in full of all In-The-Money Equity Awards outstanding immediately prior to the Effective Time (assuming that the Company does not exercise its right to pay in cash the Company SARs in cash) and (iii) the aggregate number of shares of Company Common Stock issuable upon the settlement in full of all Company RSUs outstanding immediately prior to the Effective Time.

                    (ii) “Aggregate In-The-Money Equity Award Exercise Price” shall be the sum of the exercise prices that would be payable upon exercise in full immediately prior to the Effective Time of all In-The-Money Equity Awards.

                    (iii) “Aggregate Merger Consideration” shall be equal to the sum of (A) Nine Hundred Forty-Two Million Dollars ($942,000,000), plus (B) the Closing Positive Adjustment Amount, minus (C) the Closing Negative Adjustment Amount, minus (D) Tax-Effected Company Expense Amount, minus (E) the Holder Allocable Expenses paid by Parent to the Holder Representative at Closing in accordance with Section 2.6, minus (F) 65% of the amount of the Transaction Bonus Pool.

                    (iv) “Cash Consideration” means $525,000,000.

                    (v) “Closing Negative Adjustment Amount” means (A) if the Closing occurs on or after July 1, 2010, zero or (B) if the Closing occurs prior to July 1, 2010, an amount equal to (x) the number of calendar days that elapse following the Closing Date through and including June 30, 2010, multiplied by (y) $177,352.

                    (vi) “Closing Positive Adjustment Amount” means (A) if the Closing occurs on or before July 1, 2010, zero or (B) if the Closing occurs after July 1, 2010, an amount equal to (x) the number of calendar days that elapse following July 1, 2010 through and including the Closing Date, multiplied by (y) $177,352.

                    (vii) “Company Common Shares Outstanding” means the aggregate number of shares of Company Common Stock outstanding immediately prior to the Effective Time of the Merger (including Dissenting Shares), but excluding, for the avoidance of doubt, any shares of Company Common Stock issuable upon exercise of any Company Options, Company SARs or Company RSUs.

                    (viii) “In-The-Money Equity Awards” means the Company Options and Company SARs that immediately prior to the Effective Time have an exercise price that is less than the Merger Consideration Per Fully-Diluted Company Common Share.

                    (ix) “Merger Consideration Per Fully-Diluted Company Common Share” means the quotient of (i) the sum of the Aggregate Merger Consideration, plus the Aggregate In-The-Money Equity Award Exercise Price, divided by (ii) the Aggregate Fully-Diluted Company Common Shares.

                    (x) “Option Consideration” means, for each Company Option, the excess, if any, of (i) the Merger Consideration Per Fully-Diluted Company Common Share, multiplied by the aggregate number of shares of Company Common Stock issuable upon exercise in full of such Company Option, minus (ii) the exercise price payable upon exercise in full of such Company Option.

                    (xi) “Parent Signing Price” shall be equal to $52.76 per share.

                    (xii) “Per Share Cash Consideration” shall equal the quotient of (x) (A) the Cash Consideration, minus (B) the aggregate Option Consideration payable in respect of all Company Options outstanding immediately prior to the Effective Time, minus (C) the aggregate SAR Consideration payable in respect of all Company SARs outstanding immediately prior to the Effective Time, minus (D) the aggregate RSU Consideration payable in respect of all Company RSUs outstanding immediately prior to the Effective Time, minus (E) the aggregate Non-Accredited Investor Consideration divided by (y) the difference between (A) Company Common Shares Outstanding and (B) the aggregate number of shares of Company Common Stock held immediately prior to the Effective Time by all holders that are Non-Accredited Investors.

                    (xiii) “Per Share Stock Consideration” means a number of shares of Parent Common Stock equal to the quotient of (i) the quotient of (A) the Stock Consideration Amount divided by (B) the difference between (x) Company Common Shares Outstanding and (y) the aggregate number of shares of Company Common Stock held immediately prior to the Effective Time by all holders that are Non-Accredited Investors divided by (ii) the Parent Signing Price.

                    (xiv) “RSU Consideration” means, for each Company RSU, an amount equal to (x) the Merger Consideration Per Fully-Diluted Company Common Share, multiplied by (y) the aggregate number of shares of Company Common Stock issuable upon the settlement in full of such Company RSU.

                    (xv) “SAR Consideration” means, for each Company SAR, the excess, if any, of (i) the Merger Consideration Per Fully-Diluted Company Common Share, multiplied by the number of shares of Company Common Stock that would be issuable upon exercise in full of such Company SAR (assuming that the Company does not exercise is right to pay such Company SAR in cash) minus (ii) the exercise price payable upon exercise in full of such Company SAR.

                    (xvi) “Stock Consideration Amount” means the Aggregate Merger Consideration minus the Cash Consideration.

                    (xvii) “Tax-Effected Company Expense Amount” means the sum of (x) 65% of the Company Expenses (other than the Interim Period Interest) determined to be deductible for income Tax purposes pursuant to Section 1.7(c), plus (y) 100% of the Company Expenses not determined to be deductible for income Tax purposes pursuant to Section 1.7(c), plus (z) 65% of the Interim Period Interest.

          (c) At least 45 days prior to closing, the Company shall provide to Parent a schedule of the estimated Company Expenses. Parent shall instruct Ernst & Young LLP (“EY”) to review the schedule of estimated Company Expenses and perform its good faith analysis of the deductibility for income Tax purposes of the Company Expenses and deliver to the Company and Parent, at least twenty (20) days prior to the Closing Date, a written report setting forth their good faith estimate of the amount of the Company Expenses that are reasonably deductible by the Company for income Tax purposes, including a reasonably detailed explanation of the reasons for such determination (the “Transaction Tax Analysis”), which analysis shall take into account such information (to the extent relevant) as may be supplied by the Company to EY. The Company shall cause PricewaterhouseCoopers LLP (“PWC”) to review and analyze the Transaction Tax Analysis, and, if the Company delivers to Parent a good faith written objection to all or any part of the Transaction Tax Analysis based on PWC’s review and analysis of the Transaction Tax Analysis (the “Tax Analysis Objections”), the Company and Parent shall meet and discuss the Tax Analysis Objections and use reasonable best efforts to resolve any disagreement of the parties in respect of the Tax Analysis Objections prior to the Closing Date. If notwithstanding their respective reasonable best efforts Parent and Company are unable to resolve any disagreement of the parties in respect of the Tax Analysis Objections, the determination of the deductibility for income Tax purposes of the Company Expenses set forth in the Transaction Tax Analysis (as modified by agreement of EY and PWC and/or Parent and Company) will be binding on the parties for the purpose of this Section 1.7. In determining the deductibility of the Company Expenses pursuant to this Section 1.7(c), Parent will not take any position inconsistent with its good faith intent as to the manner in which Parent intends to report such items on the federal and state income Tax returns of Parent, the Company and their respective Subsidiaries following Closing.

          1.8. Certificate of Incorporation and By-laws of the Surviving Corporation. At the Effective Time, the certificate of incorporation of Merger Sub as in effect immediately prior to the Effective Time shall be the certificate of incorporation of the Surviving Corporation, until thereafter amended as provided therein or by applicable law; provided, however, that at the Effective Time, Article I of the certificate of incorporation of the Surviving Corporation will be amended and restated in its entirety to read as follows: “The name of the corporation is Vought Aircraft Industries, Inc. (the “Company”).” The bylaws of Merger Sub, as in effect immediately prior to the Effective Time, shall be the bylaws of the Surviving Corporation until thereafter amended as provided therein or by applicable law.

          1.9. Directors and Officers. The directors, if any, and officers of Merger Sub shall, from and after the Effective Time, become the directors and officers, respectively, of the Surviving Corporation until their successors shall have been duly elected, appointed or qualified or until their earlier death, resignation or removal in accordance with the articles of incorporation of the Surviving Corporation.

          1.10. Tax Consequences. It is intended that the Mergers, taken together, shall qualify as a “reorganization” within the meaning of Section 368(a) of the Code, and that this Agreement shall constitute, and is adopted as, a “plan of reorganization” for purposes of Sections 354 and 361 of the Code.

          1.11. The LLC Merger. On the Closing Date and as soon as practicable following the Effective Time, Parent shall cause the Surviving Corporation to be merged with and into a direct wholly owned limited liability company that is disregarded as an entity separate from Parent for federal income tax purposes, with such subsidiary (the “Surviving Company”) surviving the LLC Merger as a direct wholly owned subsidiary of Parent.

ARTICLE II

DELIVERY OF MERGER CONSIDERATION

          2.1. Exchange Agent. Prior to the Effective Time, Parent shall appoint a bank or trust company reasonably acceptable to the Company, or Parent’s transfer agent, pursuant to an agreement reasonably acceptable to the Company to act as exchange agent (the “Exchange Agent”) hereunder.

          2.2. Deposit of Merger Consideration and Equity Award Consideration. At or prior to the Effective Time, Parent shall deposit, or shall cause to be deposited, with the Exchange Agent, (i) for the benefit of the holders of shares of Company Common Stock, for exchange in accordance with Section 2.3, (A) certificates representing the aggregate Per Share Stock Consideration issuable pursuant to Section 1.7 and (B) subject to Section 2.4, cash representing the aggregate Per Share Cash Consideration, the aggregate Non-Accredited Investor Consideration payable pursuant to Section 1.7 and cash necessary to pay in lieu of fractional shares pursuant to Section 2.3(e) and, (ii) subject to Section 2.4, for the benefit of the holders of Company Options, Company SARs and Company RSUs (collectively, the “Company Equity Awards”), for payment in accordance with Section 1.6, cash representing the aggregate Option Consideration, SAR Consideration and RSU Consideration payable pursuant to Section 1.6 (the “Equity Award Consideration”) (such shares of Parent Common Stock together with such cash, the “Exchange Fund”).

          2.3. Delivery of Merger Consideration and Equity Award Consideration. (a) Prior to the Effective Time (and in any event no later than 45 days after the date hereof), the Company shall mail or hand deliver to each holder of record of Certificate(s) as of the business day immediately prior to the date of such mailing or delivery and each holder of a Company Equity Award, (i) in the case of a record holder of Certificate(s), (A) a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to Certificate(s) shall pass, only upon delivery of Certificate(s) (or affidavits of loss in lieu of such Certificates)) to the Exchange Agent in a form to be mutually agreed upon by the Company and Parent (the “Letter of Transmittal”), (B) instructions for use in surrendering Certificate(s) for shares in exchange for the Per Share Merger Consideration or the Non-Accredited Investor Consideration, as applicable, any cash in lieu of fractional shares of Parent Common Stock to be issued or paid in consideration therefor and any dividends or distributions to which such holder is entitled pursuant to Section 2.3(c), and (C) a form of Investor Questionnaire, and (ii) in the case of a holder of a Company Equity Award, a form of acknowledgement attached as Exhibit A hereto (a “Holder Acknowledgement”), acknowledging, as of the Effective Time, cancellation of all Company Equity Awards held by such holder. As soon as reasonably practicable after the Effective Time, the Exchange Agent shall mail to each holder of record of Certificates as of immediately prior to the Effective Time and each holder of Company Equity Awards as of immediately prior to the Effective Time (other than such holders who have delivered to the Exchange Agent on or prior to the Closing Date such holder’s Certificate(s), a Letter of Transmittal and Investor Questionnaire or, in the case of a holder of Company Equity Awards, a Holder Acknowledgement), (i) in the case of a record holder of Certificates, (A) a Letter of Transmittal, (B) instructions for use in surrendering Certificates in exchange for the Per Share Merger Consideration, any cash in lieu of fractional shares of Parent Common Stock to be issued or paid in consideration therefore and any dividends or distributions to which the holder is entitled pursuant to Section 2.3(e), and (C) a form of Investor Questionnaire, and (ii) in the case of a holder of a Company Equity Award, a Holder Acknowledgement.

          (b) Upon the later of (i) the Effective Time and (ii) surrender to the Exchange Agent of its Certificate or Certificates, accompanied by a properly completed Letter of Transmittal and Investor Questionnaire, or in the case of the holder of a Company Equity Award, a Holder Acknowledgement, (A) a holder of Company Common Stock will be entitled to receive promptly after the Effective Time a certificate or certificates representing that whole number of shares of Parent Common Stock such holder has the right to receive pursuant to Section 1.7 in such denominations and registered in such names as such holder may request and subject to Section 2.4, a check representing the portion of the Cash Consideration that such holder has the right to receive pursuant to Section 1.7 plus any cash in lieu of fractional shares of Parent Common Stock to be issued or paid in consideration therefor in respect of the shares of Company Common Stock represented by its Certificate or Certificates and (B) a holder of any Company Equity Award will be entitled to receive, at the time provided in Section 1.6, a check representing the Equity Award Consideration to which such holder is entitled pursuant to Section 1.6; provided, however, that Parent may deliver the Equity Award Consideration through its ordinary payroll systems in lieu of delivering a check. No interest will be paid or accrued on the Per Share Merger Consideration or the Non-Accredited Investor Consideration or the cash in lieu of fractional shares, if any, and unpaid dividends and distributions, if any, payable to a holder of Company Common Stock or on the Equity Award Consideration payable to a holder of Company Equity Award. Until so surrendered, each such Certificate for shares shall represent after the Effective Time, for all purposes, only the right to receive, without interest, the Per Share Merger Consideration or Non-Accredited Investor Consideration, as the case may be, and any cash in lieu of fractional shares of Parent Common Stock to be issued or paid in consideration therefor upon surrender of such Certificate in accordance with, and any dividends or distributions to which such holder is entitled pursuant to, this Article II. Notwithstanding the foregoing, any holder of a Certificate or Certificates that delivers to the Exchange Agent prior to the Closing Date a Certificate or Certificates, accompanied by a properly completed Letter of Transmittal and Investor Questionnaire, shall, subject to Section 2.4, be entitled to receive, on the Closing Date, either from the Exchange Agent or Parent, by wire transfer of same day funds (provided that Exchange Agent and Parent may make payment by check in lieu of wire transfer to any holder entitled to an amount of less than $1,000,000), the Per Share Cash Consideration or the Non-Accredited Investor Consideration, as applicable, for the shares of Company Common Stock represented by such Certificate or Certificates that such holder has the right to receive pursuant to Section 1.7, plus cash in lieu of fractional shares of Parent Common Stock to be issued or paid in consideration thereof in respect of shares of Company Common Stock represented by its Certificate or Certificates, and physical delivery to its Representative present at the location of the Closing of a certificate or certificates evidencing the whole number of shares of Parent Common Stock that such holder has the right to receive pursuant to Section 1.7, in such denomination and registered in such names as such holder may request.

          (c) No dividends or other distributions with respect to Parent Common Stock shall be paid to the holder of any unsurrendered Certificate with respect to the shares of Parent Common Stock represented thereby, in each case unless and until the surrender of such Certificate in accordance with this Article II. Subject to the effect of applicable abandoned property, escheat or similar laws, following surrender of any such Certificate in accordance with this Article II, the record holder thereof shall be entitled to receive, without interest, (i) the amount of dividends or other distributions with a record date after the Effective Time theretofore payable with respect to the whole shares of Parent Common Stock represented by such Certificate and not paid and/or (ii) at the appropriate payment date, the amount of dividends or other distributions payable with respect to shares of Parent Common Stock represented by such Certificate with a record date after the Effective Time (but before such surrender date) and with a payment date subsequent to the issuance of the Parent Common Stock issuable with respect to such Certificate.

          (d) The Exchange Agent and Parent shall be entitled to deduct and withhold from any amounts otherwise payable in respect of Company Equity Awards pursuant to this Agreement such amounts as the Exchange Agent or Parent, as the case may be, is required to deduct and withhold under the Code, or any provision of state, local or foreign Tax law, with respect to the making of such payment. To the extent amounts are so withheld by the Exchange Agent or Parent, as the case may be, and paid to the applicable Tax authority, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the person in respect of whom such deduction and withholding was made. After the Effective Time, there shall be no transfers on the stock transfer books of the Company of the shares of Company Common Stock that were issued and outstanding immediately prior to the Effective Time or with respect to the exercise of Company Equity Awards that were issued and outstanding immediately prior to the Effective Time. If, after the Effective Time, Certificates representing such shares are presented for transfer to the Exchange Agent, Certificates shall be cancelled and exchanged for the Per Share Merger Consideration and any cash in lieu of fractional shares of Parent Common Stock to be issued or paid in consideration therefor in accordance with the procedures set forth in this Article II.

          (e) Notwithstanding anything to the contrary contained in this Agreement, no fractional shares of Parent Common Stock shall be issued upon the surrender of Certificates for exchange, no dividend or distribution with respect to Parent Common Stock shall be payable on or with respect to any fractional share, and such fractional share interests shall not entitle the owner thereof to vote or to any other rights of a stockholder of Parent. In lieu of the issuance of any such fractional share, Parent shall pay to each former stockholder of the Company who otherwise would be entitled to receive such fractional share an amount in cash (rounded to the nearest cent) determined by multiplying (i) the average, rounded to the nearest one one-hundredth, of the closing sale prices of Parent Common Stock on the New York Stock Exchange (the “NYSE”) (or such other primary stock exchange on which the Parent Common Stock is then listed) as reported by The Wall Street Journal for the five trading days immediately preceding the date of the Effective Time by (ii) the fraction of a share (after taking into account all shares of Company Common Stock held by such holder at the Effective Time and rounded to the nearest hundredth when expressed in decimal form) of Parent Common Stock to which such holder would otherwise be entitled to receive pursuant to Sections 1.5 and 1.7.

          (f) Any portion of the Exchange Fund that remains unclaimed by the stockholders of the Company as of the six month anniversary of the Effective Time may, at Parent’s option, be paid to Parent. In such event, any former stockholders or any former holder of Company Equity Awards who have not theretofore complied with this Article II shall thereafter look only to Parent with respect to the Per Share Merger Consideration, the Non-Accredited Investor Consideration, any cash in lieu of any fractional shares and any unpaid dividends and distributions on the Parent Common Stock deliverable in respect of each share of Company Common Stock such stockholder holds as determined pursuant to this Agreement or with respect to the Equity Award Consideration, in each case, without any interest thereon. The Exchange Agent will notify Parent prior to the time that any portion of the Exchange Fund that remains unclaimed would have to be delivered to a public official pursuant to applicable abandoned property, escheat or similar laws and, at Parent’s option, such portion shall be paid to Parent. Notwithstanding the foregoing, none of Parent, the Surviving Corporation, the Exchange Agent or any other person shall be liable to any former holder of shares of Company Common Stock or Company Equity Awards for any amount delivered in good faith to a public official pursuant to applicable abandoned property, escheat or similar laws.

          (g) In the event any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Certificate to be lost, stolen or destroyed and, if reasonably required by Parent or the Exchange Agent, the posting by such person of a bond in such amount as Parent may determine is reasonably necessary as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent will issue in exchange for such lost, stolen or destroyed Certificate the Per Share Merger Consideration or Option Consideration, as the case may be, deliverable in respect thereof pursuant to this Agreement.

          (h) The Exchange Agent shall invest any cash included in the Exchange Fund, as directed by Parent, on a daily basis. Any interest and other income resulting from such investments shall be paid to Parent upon termination of the Exchange Fund pursuant to Section 2.3(f) and any losses resulting from such investments will be made up by Parent.

          (i) All shares of Parent Common Stock received in the Merger will be subject to restrictions on transfer under the Securities Act and each certificate representing such shares shall include the legend contained in the Stockholders Agreement referencing such restrictions on transfer.

          2.4. Indemnification Escrow.

          (a) Indemnification Escrow. Notwithstanding anything to the contrary in the foregoing provisions of this Agreement, on the Closing Date, $35,000,000 of the Cash Consideration (the “Indemnification Escrow Amount”) otherwise payable to the holders of shares of Company Common Stock (other than Dissenting Shares), Company Options, Company SARs and Company RSUs (the “Escrow Participating Holders”) will be deducted from the Cash Consideration to be paid to the Escrow Participating Holders (pro rata in accordance with the

Escrow Participating Holders’ relative Escrow Percentages) and shall be paid by Parent to an escrow agent to be mutually agreed among the Holder Representative and Parent (the “Escrow Agent”) to be held in escrow to serve as the sole source of payment of claims for indemnification pursuant to Section 8.5(d). The Indemnification Escrow Amount shall be held and invested by the Escrow Agent in an account (the “Escrow Account”) in accordance with the terms of an escrow agreement to be mutually agreed upon by the Holder Representative and Parent (the “Escrow Agreement”). The Indemnification Escrow Amount shall be held and invested by the Escrow Agent in accordance with the terms of the Escrow Agreement, which shall specify that (i) the funds remaining therein (if any) shall be released to the Escrow Participating Holders on the first anniversary of the Closing Date (the “Survival Termination Date”), except as provided in Section 8.7, and (ii) no funds shall be released from the Escrow Account unless such release of funds is authorized by joint written instructions to the Escrow Agent signed by Parent and the Holder Representative or either Parent or the Holder Representative delivers to the Escrow Agent and the other parties to the Escrow Agreement a final, non-appealable order of a court of competent jurisdiction determining that either Parent or the Holder Representative is entitled to release of such funds under this Agreement and the Escrow Agreement. Each of Parent and the Holder Representative agrees to execute and deliver to the Escrow Agent joint written instructions providing for release of all or a portion of the Escrow Amount, and any interest earned thereon, promptly upon any person becoming entitled to release of such funds under this Agreement and the Escrow Agreement. The “Escrow Percentage” of each Escrow Participating Holder means a fraction, expressed as a percentage, (x) the numerator of which is the sum of the shares of Company Common Stock, Company Options, Company SARs and Company RSUs held by such Escrow Participating Holder immediately prior to the Effective Time, and (y) the denominator of which is the Aggregate Fully-Diluted Company Common Shares minus the Dissenting Shares.

          (b) The Escrow Agent and Parent shall be entitled to deduct and withhold from any amounts otherwise payable to holders of Company Equity Awards pursuant to this Agreement such amounts as the Escrow Agent or Parent, as the case may be, is required to deduct and withhold under the Code, or any provision of state, local or foreign Tax law, with respect to the making of such payment. To the extent amounts are so withheld by the Exchange Agent or Parent, as the case may be, and paid to the relevant Tax authority, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the person in respect of whom such deduction and withholding was made.

          2.5. [Reserved].

          2.6. Fees and Expenses.

          (a) All fees and expenses incurred in connection with the Mergers (including brokerage or similar fees and legal and accounting fees and disbursements), this Agreement and the transactions contemplated by this Agreement shall be paid by the party incurring such fees or expenses, whether or not the Mergers are consummated, except for Company Expenses and Parent Expenses. For purposes of this Agreement, “Company Expenses” shall be (i) the Interim Period Interest, (ii) transfer Taxes in excess of $100,000 in the aggregate and (iii) any out-of-pocket fees and expenses incurred in connection with the Mergers (including brokerage or similar fees and legal and accounting fees and disbursements), the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated by this Agreement that are incurred by the Company prior to the Closing, whether payable before or after the Closing, other than (A) the Transaction Bonus Pool and (B) all costs and expenses related to the Financing, including costs and expenses associated with or relating to compliance by the Company with Sections 6.5 and 6.6. The aggregate dollar amount of Company Expenses shall be deducted from the Stock Consideration Amount as set forth in Section 1.7. On or prior to the fifth business day before the Closing Date, the Company will provide to Parent a true and correct itemized list of the Company Expenses, which list shall include a description of each expense and the dollar amount of each such expense. For purposes of this Agreement “Parent Expenses” shall mean (i) up to $100,000 in the aggregate for transfer Taxes and (ii) if the Closing occurs, the Transaction Bonus Pool. Parent shall pay all Parent Expenses. “Interim Period Interest” means, to the extent the 2011 Notes remain outstanding following the Closing Date, the amount of interest that will accrue on the 2011 Notes between the Closing Date and the thirtieth (30th) day following the Closing Date.

          (b) On or prior to the fifth business day before the Closing Date, the Holder Representative will provide to Parent a reasonable good faith estimate (which estimate shall include such reserves as the Holder Representative determines in good faith to be Holder Allocable Expenses that are not then known or determinable) of the fees and expenses that have been or may be incurred by the Holder Representative on behalf of the Company and the holders of Company Common Stock, Company Options, Company SARs and Company RSUs (each a “Holder” and collectively, the “Holders”) in connection with the preparation, negotiation and execution of this Agreement and the consummation of the transactions contemplated hereby other than the Company Expenses (the “Holder Allocable Expenses”). On the Closing Date, Parent shall pay to the Holder Representative cash in the amount of such estimated Holder Allocable Expenses and the Holder Representative shall use such cash to pay the Holder Allocable Expenses.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

          Except (i) as disclosed in any of the Company SEC Reports filed with the Securities and Exchange Commission (the “SEC”) on or after December 31, 2008 but prior to the date of this Agreement (excluding any disclosures set forth in any risk factor section and in any section relating to forward-looking, safe harbor or similar statements or to any other disclosures in such Company SEC Reports to the extent they are cautionary, predictive or forward-looking in nature); (ii) as disclosed in the draft Annual Report on Form 10-K for the Company for the fiscal year ended December 31, 2009 provided to Parent prior to the date hereof (excluding any disclosures set forth in any risk factor section and in any section relating to forward-looking, safe harbor or similar statements or to any other disclosures in such Company SEC Report to the extent they are cautionary, predictive or forward-looking in nature); or (iii) as disclosed in the disclosure schedule (the “Company Disclosure Schedule”) delivered by the Company to Parent prior to the execution of this Agreement (provided, however, that disclosure in any section of such schedule shall apply only to the corresponding Section of this Agreement except to the extent that it is reasonably apparent on the face of such disclosure that such disclosure is relevant to another Section of this Agreement), the Company hereby represents and warrants to Parent as follows:

          3.1. Corporate Organization. (a) The Company is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Delaware. The Company has the requisite corporate power and authority to own or lease all of its properties and assets and to carry on its business as it is now being conducted, and is duly licensed or qualified to do business in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary, except where the failure to be so licensed or qualified, would not, individually or in the aggregate, have, or reasonably be expected to have, a Material Adverse Effect on the Company.

          (b) True, complete and correct copies of the Certificate of Incorporation of the Company (the “Company Certificate”) and the Bylaws of the Company (the “Company Bylaws”) as in effect as of the date of this Agreement, have previously been made available to Parent.

          (c) Each Subsidiary of the Company (i) is duly incorporated or duly formed, as applicable to each such Subsidiary, and validly existing and in good standing under the laws of its jurisdiction of organization, (ii) has the requisite corporate power and authority or other power and authority to own or lease all of its properties and assets and to carry on its business as it is now being conducted and (iii) is duly licensed or qualified to do business in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary, except in the case of clauses (ii) and (iii), where the failure to have such power or authority, or to be so licensed or qualified, would not, individually or in the aggregate, have, or reasonably be expected to have, a Material Adverse Effect on the Company. The copies of the certificates of incorporation, by-laws and similar governing documents of each Subsidiary of the Company previously made available to Parent are true, complete and correct copies of such documents as of the date of this Agreement. As used in this Agreement, the word “Subsidiary,” when used with respect to either party, means any corporation, partnership, limited liability company or other organization or entity, whether incorporated or unincorporated, that is consolidated with such party for financial reporting purposes under U.S. generally accepted accounting principles (“GAAP”).

          (d) The Company previously made available to Parent true, complete and correct copies of the minutes adopted with respect to all meetings held, or other resolutions adopted, since January 1, 2007 by its stockholders and Board of Directors (including committees of its Board of Directors).

          3.2. Capitalization. (a) The authorized capital stock of the Company consists of 50,000,000 shares of the Company Common Stock, par value $0.01 per share, of which, as of the date hereof, 24,818,900 shares were issued and outstanding. As of the date hereof, no shares of the Company Common Stock were held in Parent’s treasury. As of the date hereof, there were outstanding (A) 514,700 Company Options, which if exercised in full would result in the issuance of 514,700 shares of the Company Common Stock, and 976,840 Company SARs under the Company Stock Plans, which will be fully satisfied pursuant to the terms of this Agreement and the transactions contemplated hereby, (B) 617,105 Company RSUs outstanding under the Company Stock Plans, which if settled in full would result in the issuance of 617,105 shares of the Company Common Stock and (C) 1,954,000 additional shares of Common Stock authorized for issuance under the Company Stock Plans. Except as set forth in this Section 3.2(a), the Company does not have and is not bound by any outstanding subscriptions, options, warrants, calls, rights, commitments or agreements of any character calling for the purchase or issuance of, or the payment of any amount based on, any shares of Company Common Stock, Voting Debt or any other equity securities of the Company or any securities representing the right to purchase or otherwise receive any shares of Company Common Stock, Voting Debt or other equity securities of the Company. All of the issued and outstanding shares of the Company Common Stock have been duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights. Section 3.2(a) of the Company Disclosure Schedule sets forth a correct and complete list, as of the date hereof, of the record holders of the Company Common Stock and each record holder of Company Options, Company SARs and Company RSUs and the number of shares of Company Common Stock held by each such holder and the number of shares of Company Common Stock subject to each of such Company Options, Company SARs and Company RSUs and the exercise prices, as applicable, thereof. Subject to approval of this Agreement and the Merger by the holders of a majority of the outstanding shares of Company Common Stock, each holder of outstanding shares of Company Common Stock has agreed to refrain from exercising appraisal rights under Section 262 of the DGCL and has agreed that it shall consent to and raise no objection to the Merger and the other transactions contemplated by this Agreement, and that it shall take all actions that the Board of Directors of the Company and the holders of a majority of the outstanding shares of Common Stock reasonably deem necessary or desirable in connection with the consummation of the Merger. No shares of Company Stock are held by any Subsidiary of the Company.

          (b) There are no bonds, debentures, notes or other indebtedness of the Company or any of its Subsidiaries (the “Company Debt”) having the express right to vote on the election or directors of the Company or otherwise vote with or as part of a class with any shares of capital stock of the Company (“Voting Debt”) issued or outstanding. There are no contractual obligations of the Company or any of its Subsidiaries, (i) to repurchase, redeem or otherwise acquire any shares of capital stock of the Company or any equity security of the Company or its Subsidiaries or any securities representing the right to purchase or otherwise receive any shares of capital stock or any other equity security of the Company or its Subsidiaries or (ii) pursuant to which the Company or any of its Subsidiaries is or could be required to register shares of the capital stock of the Company or other securities under the Securities Act of 1933, as amended (the “Securities Act”). Set forth in Section 3.2(b) of the Company Disclosure Schedule is a complete and correct list, as of the date hereof, of (x) all Company Debt and (y) each Subsidiary (direct or indirect) of the Company and any joint ventures, formal partnerships or similar arrangements (“Company Joint Ventures”) in which the Company or any of its Subsidiaries has a limited liability company, partnership or other equity interest (and the amount and percentage of any such interest). No entity in which the Company or any of its Subsidiaries owns, directly or indirectly, less than a 50% equity interest is, individually or when taken together with all other such entities, material to the business of the Company and its Subsidiaries taken as a whole.

          (c) (i) All of the issued and outstanding shares of capital stock or other equity ownership interests of each Subsidiary of the Company are owned by the Company or a wholly owned Subsidiary of the Company, directly or indirectly, free and clear of any liens, pledges, charges, claims and security interests and similar encumbrances (“Liens”), other than Permitted Encumbrances or any Liens that would not, individually or in the aggregate, have, or reasonably be expected to have, a Material Adverse Effect on the Company and (ii) all of such shares or equity ownership interests are duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights. No Subsidiary of the Company has or is bound by any outstanding subscriptions, options, warrants, calls, commitments or agreements of any character calling for the purchase or issuance of any shares of capital stock or any other equity security of such Subsidiary or any securities representing the right to purchase or otherwise receive any shares of capital stock or any other equity security of such Subsidiary.

          3.3. Authority; No Violation. (a) The Company has full corporate power and authority to execute and deliver this Agreement and, subject to the approval and adoption of this Agreement and the Merger by the stockholders of the Company, to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly, validly and unanimously approved by the Board of Directors of the Company. The Board of Directors of the Company has determined unanimously that this Agreement is advisable and in the best interests of the Company and its stockholders and has directed that this Agreement be submitted to the Company’s stockholders for approval and adoption and has adopted a resolution to the foregoing effect. Except for the approval and adoption of this Agreement and the Merger by the affirmative vote of the holders of a majority of the outstanding shares of Company Common Stock entitled to vote thereon (which action may be taken by the written consent of such holders pursuant to Section 228 of the DGCL), no other corporate proceedings on the part of the Company are necessary to approve this Agreement or to consummate the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by the Company and (assuming due authorization, execution and delivery by Parent and Merger Sub) constitutes the valid and binding obligation of the Company, enforceable against the Company in accordance with its terms (except as may be limited by bankruptcy, insolvency, fraudulent transfer, moratorium, reorganization or similar laws of general applicability relating to or affecting the rights of creditors generally and subject to general principles of equity (the “Bankruptcy and Equity Exception”)).

          (b) Neither the execution and delivery of this Agreement by the Company nor the consummation by the Company of the transactions contemplated hereby, nor compliance by the Company with any of the terms or provisions of this Agreement, will (i) violate any provision of the Company Certificate or the Company Bylaws or (ii) assuming that the consents, approvals and filings referred to in Section 3.4 are duly obtained and/or made, (A) violate any law, judgment, order, injunction or decree applicable to the Company, any of its Subsidiaries or any of their respective properties or assets or (B) violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default (or an event that, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancellation under, accelerate the performance required by, or result in the creation of any Lien upon any of the respective properties or assets of the Company or any of its Subsidiaries under any of the terms, conditions or provisions of, any note, bond, mortgage, indenture, deed of trust, Permit, Contract, by-law or other instrument or obligation to which the Company or any of its Subsidiaries is a party or by which any of them or any of their respective properties or assets is bound, other than, in the case of clause (ii), any such violation, conflict, breach or loss, default, termination, right, acceleration or Lien that would not, individually or in the aggregate, have, or reasonably be expected to have, a Material Adverse Effect on the Company (disregarding for this purpose clause (D) of the proviso to the definition of such term).

          3.4. Governmental Consents and Approvals. Except for (a) the filing with the SEC of a proxy statement in definitive form relating to the meeting of the Parent’s stockholders to be held in connection with this Agreement and the transactions contemplated by this Agreement (the “Proxy Statement”), (b) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware pursuant to the DGCL and the DLLC, (c) any consents, authorizations, approvals, filings or exemptions in connection with compliance with the rules and regulations of any applicable industry SRO and the rules and regulations of the NYSE, (d) any notices or filings under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”) and the expiration or early termination of the HSR Act waiting period applicable to the Merger, and (e) approval of listing of such Parent Common Stock on the NYSE (in each case of (a) through (e) above, that is set forth on Section 3.4 of the Company Disclosure Schedule) or (f) as set forth on Section 7.2(f) of the Parent Disclosure Schedule, and assuming the truth and completeness of the representations and warranties of Parent contained in Section 4.4 of this Agreement, no material consents or approvals of or filings or registrations with any foreign, federal or state government or regulatory or enforcement authority of any such government or any court, governmental or administrative agency or commission or any other authority or instrumentality of such government (each a “Governmental Entity”) are necessary in connection with the consummation by the Company of the Merger and the other transactions contemplated by this Agreement, and no consents or approvals of or filings or registrations with any Governmental Entity are necessary in connection with the execution and delivery by the Company of this Agreement. As used in this Agreement, “SRO” means (i) any “self regulatory organization” as defined in Section 3(a)(26) of the Exchange Act and (ii) any other United States or foreign securities exchange, futures exchange, commodities exchange or contract market.

          3.5. Reports; Regulatory Matters. (a) The Company has furnished or filed with the SEC each final registration statement, prospectus, report, schedule and definitive proxy statement required to be filed with or furnished to the SEC by the Company or any of its Subsidiaries, pursuant to the Securities Act or the Securities Exchange Act of 1934, as amended (the “Exchange Act”) from and after January 1, 2007 (the “Company SEC Reports”) and prior to the date of this Agreement. No such Company SEC Report, at the time so filed or furnished (and, in the case of registration statements and proxy statements, on the dates of effectiveness and the dates of the relevant meetings, respectively), contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances in which they were made, not misleading. As of their respective dates, all Company SEC Reports complied as to form in all material respects with the published rules and regulations of the SEC with respect thereto. There are no outstanding or unresolved comments in comment letters received by the Company from the SEC staff with respect to the Company SEC Reports. To the knowledge of the Company, none of the Company SEC Reports is the subject of ongoing SEC review. No executive officer of the Company has failed in any respect to make the certifications required of him or her under Section 302 or 906 of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”). Except as set forth in the Company SEC Reports, no event has occurred since December 31, 2006 that was required to be reported by the Company or any of its Subsidiaries pursuant to Item 404(a) of Regulation S-K promulgated by the SEC and that has not been reported in a Company SEC Report.

          (b) Since January 1, 2007, neither the Company nor any of its Subsidiaries has had any debt or equity securities listed with any SRO or has been subject to the requirements of any SRO (other than any requirements arising out of routine SRO inquiries directed to the Company or its Subsidiaries relating to the securities of other companies unaffiliated with the Company or its Subsidiaries).

          3.6. Financial Statements. (a) The audited consolidated financial statements and unaudited consolidated interim financial statements of the Company and its Subsidiaries included (or incorporated by reference) in the Company SEC Reports (including (x) the Company’s draft Annual Report on Form 10-K for the fiscal year ended December 31, 2009 in the form presented to Parent prior to the date hereof and (y) the related notes and schedules, where applicable) (i) have been prepared from, and in accordance with, the books and records of the Company and its Subsidiaries, (ii) fairly present in all material respects the consolidated results of operations, cash flows, changes in stockholders’ equity and consolidated financial position of the Company and its Subsidiaries for the respective fiscal periods or as of the respective dates therein set forth (subject in the case of unaudited statements to recurring year-end audit adjustments), and (iii) have been prepared in accordance with GAAP consistently applied during the periods involved (except in the case of unaudited statements for the absence of footnotes and other presentations items), except, in each case, as indicated in such statements or in the notes thereto and in the case of unaudited statements, as permitted by Form 10-Q. Since January 1, 2007, the books and records of the Company and its Subsidiaries have been, and are being, maintained in a manner necessary to permit preparation of the Company’s financial statements in all material respects in accordance with GAAP and in accordance, in all materials respects, with any other applicable legal requirements. As of the date of this Agreement, Ernst & Young LLP has not resigned or been dismissed as independent public accountants of the Company as a result of or in connection with any disagreements with the Company on a matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure.

          (b) Neither the Company nor any of its Subsidiaries has any material liability or obligation of any nature whatsoever (whether absolute, accrued, contingent, determined, determinable or otherwise and whether due or to become due) of the type required to be recorded on a balance sheet prepared in accordance with GAAP, or would be disclosed in the related notes, except for (i) those liabilities and obligations that are reflected or reserved against on the consolidated balance sheet of the Company included in its draft Annual Report on Form 10-K for the fiscal year ended December 31, 2009 in the form provided to Parent prior to the date hereof (including any notes thereto); (ii) liabilities and obligations incurred in the ordinary course of business since December 31, 2009 or as a result of this Agreement and the transactions contemplated hereby; or (iii) liabilities and obligations disclosed in the Company Disclosure Schedule. Neither the Company nor any of its Subsidiaries is a party to any “off-balance sheet arrangements” as defined in Item 303(a)(4) of Regulation S-K.

          (c) The Company (x) maintains disclosure controls and procedures (as defined in Rule 13a-15(e) of the Exchange Act) sufficient to provide reasonable assurance that material information relating to the Company, including its consolidated Subsidiaries, is made known to the chief executive officer and the chief financial officer of the Company by others within those entities, and (y) since December 31, 2007, has disclosed, based on its most recent evaluation prior to the date hereof, to the Company’s outside auditors and the audit committee of the Company’s Board of Directors (i) any significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) which are reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial information and (ii) to the knowledge of the Company, any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal controls over financial reporting. These disclosures were made in writing by management to the Company’s auditors and audit committee, a copy of which has previously been made available to Parent. As of the date hereof, there is no reason to believe that the Company’s outside auditors, chief executive officer and chief financial officer will not be able to give the certifications and attestations required pursuant to the rules and regulations adopted pursuant to Section 404 of the Sarbanes-Oxley Act, without qualification, with respect to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2009.

          (d) Since December 31, 2009, to the knowledge of the Company, (i) neither the Company nor any of its Subsidiaries nor any director, officer, employee, auditor, accountant or representative of the Company or any of its Subsidiaries has received any material complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of the Company or any of its Subsidiaries or their respective internal accounting controls, including any material complaint, allegation, assertion or claim that the Company or any of its Subsidiaries has engaged in questionable accounting or auditing practices, and (ii) no attorney representing the Company or any of its Subsidiaries, whether or not employed by the Company or any of its Subsidiaries, has reported to the Board of Directors of the Company, any committee thereof or to any officer of the Company evidence of a material violation of securities laws, breach of fiduciary duty or similar violation by the Company or any of its officers, directors or employees.

          3.7. Absence of Certain Changes or Events. (a) Since December 31, 2009, through and including the date of this Agreement, no event or events have occurred that have had, or would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on the Company. As used in this Agreement, the term “Material Adverse Effect” means, with respect to Parent or the Company, as the case may be, any change, effect, event, occurrence, circumstance, state of fact or development that is a material adverse effect on the financial condition, business or results of operations of such party and its Subsidiaries, taken as a whole (provided, however, that a “Material Adverse Effect” shall not be deemed to include any change, effect, event, occurrence, circumstance, state of fact or development to the extent resulting from, or any change, effect, event, occurrence, circumstance, state of fact or development arising out of, (A) any change after the date hereof in law, rules, regulations or accounting standards or authoritative interpretations thereof; (B) any change arising after December 31, 2009 in general U.S. or global economic conditions, or changes therein, including interest rates or currency exchange rates; (C) general political conditions or changes therein, acts of war, sabotage or terrorism or natural disasters occurring after December 31, 2009 and not specifically related to such Person or its Subsidiaries (including the commencement, continuation or escalation of armed hostilities or other material national or international calamity); (D) the announcement of the transactions contemplated by this Agreement or the performance of this Agreement, including the consummation of the transactions contemplated hereby; (E) any change affecting the aerospace and defense industries generally; (F) any action or omission required pursuant to the terms of this Agreement or effected or taken pursuant to the express written consent of Parent, in the case of the Company, or the Company, in the case of Parent; or (G) any action taken by Parent or any of its affiliates, in the case of the Company, or the Company or any of its affiliates, in the case of Parent, in each case of (A), (B), (C) and (E), except to the extent that the effects of such changes are disproportionately adverse to such party and its Subsidiaries, taken as a whole, as compared to other companies in the industry in which such party and its Subsidiaries operate).

          (b) Since December 31, 2009, through and including the date of this Agreement, the Company and its Subsidiaries have carried on their respective businesses in all material respects in the ordinary course of business consistent with their past practice.

          (c) Since December 31, 2009, through and including the date of this Agreement, neither the Company nor any of its Subsidiaries has taken or permitted to occur any action that, were it to be taken from and after the date hereof, would require the prior written consent of Parent pursuant to Section 5.2(a), 5.2(i), 5.2(k) or 5.2(x) (to the extent applicable to Section 5.2(a) or Section 5.2(i)) of this Agreement.

          3.8. Legal Proceedings.

          (a) There are no material pending actions, suits or proceedings (or, to the Company’s knowledge, threatened) against the Company or any of its Subsidiaries, or any of their respective properties, at law or in equity or before any Governmental Entity or arbitration panel.

          (b) Neither the Company nor any of its Subsidiaries nor any of their respective assets is subject to any material outstanding order, writ, judgment, settlement agreement, injunction or decree, in each case, entered, issued or made by or with any Governmental Entity.

          3.9. Taxes and Tax Returns. (a) Each of the Company and its Subsidiaries has timely filed, or has caused to be timely filed on its behalf (taking into account any extension of time within which to file), all material Tax Returns (as hereinafter defined) required to be filed, and all such filed Tax Returns are true, correct and complete in all material respects. Each of the Company and its Subsidiaries has timely paid, or has had paid on its behalf, all material Taxes required to be paid by it. The Company has made adequate provision, in accordance with GAAP, in the consolidated financial statements included in the Company SEC Reports filed prior to the date of this Agreement for the payment of all material Taxes for which the Company or any of its Subsidiaries may be liable for the periods covered thereby. No deficiency with respect to material Taxes has been asserted or assessed in writing against the Company or any of its Subsidiaries that has not been fully paid or adequately reserved (in accordance with GAAP) in the Company SEC Reports filed prior to the date of this Agreement. No material audits or other administrative or court proceedings are pending with any Governmental Entity with respect to Taxes of the Company or any of its Subsidiaries, and no written notice thereof has been received. The Company and each of its Subsidiaries has withheld from all payments to employees, independent contractors, creditors, shareholders and any other persons (and timely paid to the appropriate Governmental Entity) all material amounts required to be withheld with respect to such payments in compliance with all applicable laws. There are no material Liens for Taxes upon the assets of the Company or any of its Subsidiaries, other than Liens for Taxes not yet due and payable.

          (b) Neither the Company nor any of its Subsidiaries: (i) joins or has joined in the filing of any affiliated, consolidated, combined or unitary federal, state, local or foreign income Tax Return other than the federal income Tax Return for the consolidated group of which the Company is the common parent, (ii) has any liability for Taxes of any Person (other than the Company and its Subsidiaries) under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign law), as a transferee or successor, by contract or otherwise, (iii) is a party to or bound by any Tax sharing agreement or Tax indemnity agreement, arrangement or practice (other than (x) any customary tax indemnity, tax sharing or tax allocation provision in agreements with customers, vendors, lessors or the like entered into in the ordinary course of business, (y) any customary tax indemnity, tax sharing or tax allocation provision in a customary credit agreement and (z) any customary agreement addressing property taxes payable for properties leased to the Company or any of its Subsidiaries), (iv) has participated in a “listed transaction” (as defined in Treasury Regulation Section 1.6011-4) or (v) has constituted either a “distributing corporation” or a “controlled corporation” in a distribution of stock qualifying or intended to qualify for tax-free treatment under Section 355 of the Code in the three years prior to the date of this Agreement.

          (c) No closing agreements, private letter rulings, technical advice memoranda or similar agreements, rulings or memoranda have been entered into or issued by any Governmental Entity with respect to the Company or any of its Subsidiaries within five years of the date of this Agreement, and no such agreement, ruling or memorandum has been applied for or is currently pending.

          (d) As of the Closing Date, the Company and its Subsidiaries have net operating loss carryforwards for U.S. federal income tax purposes totaling not less than $95.5 million (the “NOL Carryforwards”). Except as may result from the Mergers, none of the NOL Carryforwards is currently subject to limitation under Section 382 of the Code or Treasury Regulations Section 1.1502-15 or -21 or otherwise.

          (e) Neither the Company nor any of its Subsidiaries is aware of any facts or circumstances that would cause the Merger to fail to qualify as a reorganization within the meaning of Section 368(a) of the Code.

          (f) As used in this Agreement, the following terms shall have the following meanings:

                    (i) “Tax” or “Taxes” means (x) all federal, state, local and foreign income, franchise, excise, gross receipts, gross income, ad valorem, profits, gains, property, capital, sales, use, transfer, payroll, employment, unemployment, severance, withholding, duties, intangibles, backup withholding, value added and other taxes, fees, charges, levies or other assessments, together with all interest, penalties and additions to tax thereon and (y) any liability for Taxes described in clause (x) above under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign law), as a transferee or successor, by contract, or otherwise.

                    (ii) “Tax Return” means any report, declaration, return or other information (including any amendments thereto) supplied or required to be supplied to a Governmental Entity with respect to Taxes.

                    (iii) “Excluded Taxes” means (x) any Taxes of the Company or its Subsidiaries for any Pre-Closing Tax Period other than any Current Tax Period and (y) any Taxes of any other Person for which the Company or any of its Subsidiaries may be liable for a Pre-Closing Tax Period under Treasury Regulation Section 1.1502-6 of the Treasury Regulations (or any similar provision of state, local or foreign Tax Law), as a transferee or successor, by contract or otherwise.

                    (iv) “Pre-Closing Tax Period” means any taxable period that ends on or before the Closing Date. For the avoidance of doubt, no portion of any taxable period that begins on or before and ends after the Closing Date shall be treated as a Pre-Closing Tax Period.

                    (v) “Current Tax Period” means any taxable period or portion thereof that ends on the Closing Date.

          3.10. Employee Benefit Plans. (a) Section 3.10(a) of the Company Disclosure Schedule lists, as of the date of this Agreement, all material employee benefit plans (as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”)), whether or not subject to ERISA, and all material bonus, stock option, stock purchase, restricted stock, incentive, deferred compensation, retiree medical or life insurance, supplemental retirement, severance or other benefit plans, programs or arrangements, and all material retention, bonus, employment, termination, severance or other contracts or agreements to which the Company or any Subsidiary of the Company is a party, with respect to which the Company or any Subsidiary of the Company has any current or future obligation or that are maintained, contributed to or sponsored by the Company or any Subsidiary of the Company for the benefit of any current or former employee, officer, director or independent contractor of the Company or any Subsidiary of the Company (all such plans, programs, arrangements, contracts or agreements, whether or not listed in Section 3.10(a) of the Company Disclosure Schedule, collectively, the “Company Benefit Plans”).

          (b) As of the date of this Agreement, the Company has delivered or made available to Parent true, correct and complete copies of the following (as applicable): (i) the written document evidencing each Company Benefit Plan (or, with respect to any such plan that does not have a written plan document, a summary of the material terms thereof), (ii) the annual report (Form 5500), if any, filed with the Internal Revenue Service (“IRS”) for the last two plan years, (iii) the most recently received IRS determination letter, if any, relating to a Company Benefit Plan, (iv) the most recently prepared actuarial report or financial statement, if any, relating to a Company Benefit Plan, (v) the most recent summary plan description, if any, for such Company Benefit Plan set forth on Section 3.10(a) of the Company Disclosure Schedule and all material modifications thereto, (vi) copies of any material written correspondence with the Department of Labor or the IRS relating to any Company Benefit Plan since January 1, 2007, and (vii) all material amendments, modifications or supplements to any Company Benefit Plan, and (viii) any related trust agreements, insurance contracts or documents of any other funding arrangements relating to a Company Benefit Plan. Except as specifically provided in the foregoing documents delivered or made available to Parent, there are no material amendments to any Company Benefit Plans that have been adopted or approved nor has the Company or any of its Subsidiaries agreed to make any such amendments or to adopt or approve any new Company Benefit Plans.

          (c) Each Company Benefit Plan has been established, operated and administered in accordance with its terms and the requirements of all applicable laws, including ERISA and the Code, except for violations that, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on the Company. Each Company Benefit Plan that is a “nonqualified deferred compensation plan” (as defined in Section 409A(d)(1) of the Code) and any award thereunder, in each case that is subject to Section 409A of the Code, has since (i) January 1, 2005, been maintained and operated, in all material respects, in good faith compliance with Section 409A of the Code and IRS Notice 2005-1 and (ii) since January 1, 2009, been, in all material respects, in documentary and operational compliance with Section 409A of the Code.

          (d) Section 3.10(d) of the Company Disclosure Schedule identifies each Company Benefit Plan that is intended to be qualified under Section 401(a) of the Code (the “Qualified Plans”). The IRS has issued a favorable determination letter with respect to each Qualified Plan and the related trust has not been revoked and, to the knowledge of the Company, there are no existing circumstances and no events have occurred that would reasonably be expected to result in a loss of the qualified status of any Qualified Plan or the related trust. No trust funding any Company Benefit Plan is intended to meet the requirements of Code Section 501(c)(9).

          (e) With respect to each Company Benefit Plan, other than a Multiemployer Plan (as defined below) that is subject to Title IV or Section 302 of ERISA or Section 412 or 4971 of the Code (“Company Title IV Plans”), as of the date of this Agreement: (i) no reportable event within the meaning of Section 4043(c) of ERISA for which the 30-day notice requirement has not been waived has occurred since January 1, 2007 and the consummation of the transactions contemplated by this Agreement would not reasonably be expected to result in the occurrence of any such reportable event; (ii) all premiums to the Pension Benefit Guaranty Corporation (the “PBGC”) have been timely paid in full; (iii) no material liability (other than for premiums to the PBGC) under Title IV of ERISA has been or is reasonably expected to be incurred by the Company or any of its Subsidiaries as a result of any violation of ERISA; and (iv) to the Company’s knowledge, the PBGC has not instituted proceedings to terminate any such Company Benefit Plan and no condition exists which would reasonably be expected to constitute grounds under Section 4042 of ERISA for the termination of, or the appointment of a trustee to administer, any such Company Benefit Plan.

          (f) Except as set forth in Section 3.10(f) of the Company Disclosure Schedule: (i) no Company Benefit Plan is a “multiemployer plan” within the meaning of Section 4001(a)(3) of ERISA (a “Multiemployer Plan”) or a plan that has two or more contributing sponsors at least two of whom are not under common control, within the meaning of Section 4063 of ERISA (a “Multiple Employer Plan”); (ii) none of the Company and its Subsidiaries has, at any time during the last six years, contributed to or been obligated to contribute to any Multiemployer Plan or Multiple Employer Plan; and (iii) none of the Company and its Subsidiaries has incurred any liability to a Multiemployer Plan as a result of a complete or partial withdrawal from such Multiemployer Plan, as those terms are defined in Part I of Subtitle E of Title IV of ERISA.

          (g) Except as set forth in Section 3.10(g) of the Company Disclosure Schedule, neither the Company nor any Subsidiary of the Company sponsors, has sponsored or has any obligation with respect to any employee benefit plan that provides for any post-retirement health or medical or life insurance benefits for retired, former or current employees or beneficiaries or dependents thereof, except as required by Section 4980B of the Code or similar law. All plans or arrangements providing for retiree health or life insurance coverage provide for the right of the Company and the applicable Subsidiary to amend, terminate or modify such plan or arrangement at any time.

          (h) All contributions required to be made to any Company Benefit Plan by applicable law or regulation or by any plan document or other contractual undertaking, and all premiums due or payable with respect to insurance policies funding any Company Benefit Plan, for any period through the date hereof, have been made or paid in full or, to the extent not required to be made or paid on or before the date hereof, have been fully reflected on the books and records of the Company, in all material respects, to the extent required by GAAP.

          (i) Neither the execution and delivery of this Agreement nor the consummation of the Merger and the transactions contemplated hereby will (either alone or in conjunction with a subsequent termination of employment) result in, cause the vesting, exercisability or delivery of, or increase in the amount or value of, any payment, right or other benefit to any employee, officer, director or other service provider of the Company or any Subsidiary of the Company, or result in any limitation on the right of the Company or any Subsidiary of the Company to amend, merge, terminate or receive a reversion of assets from any Company Benefit Plan or related trust. Without limiting the generality of the foregoing, no amount paid or payable (whether in cash, in property, or in the form of benefits) by the Company or any of its Subsidiaries in connection with the transactions contemplated hereby (either solely as a result thereof or as a result of such transactions in conjunction with any other event) will be an “excess parachute payment” within the meaning of Section 280G of the Code. No Company Benefit Plan provides for the gross-up or reimbursement of Taxes under Section 4999 or 409A of the Code.

          (j) Except as would not reasonably be expected to give rise to a material liability to the Company or any Subsidiary of the Company, there does not now exist,

nor do any circumstances exist that could reasonably be expected to result in Controlled Group Liability (as hereinafter defined) that would be a liability of Parent, the Company or any of their respective Subsidiaries following the Closing. Without limiting the generality of the foregoing, neither the Company nor any of its ERISA Affiliates has engaged in any transaction described in Section 4069 or Section 4204 or 4212 of ERISA. “Controlled Group Liability” means any and all liabilities of the Company arising as a result of the Company having an ERISA Affiliate that is not, or was not at the relevant time, one of the Company’s Subsidiaries (i) under Title IV of ERISA, (ii) under Section 302 of ERISA, (iii) under Section 412 and 4971 of the Code, (iv) as a result of a failure to comply with the continuation coverage requirements of Section 601 et seq. of ERISA and section 4980B of the Code and (v) under corresponding or similar provisions of foreign laws or regulations, other than such liabilities that arise solely out of, or relate solely to, the Company Benefit Plans that are “employee benefit plans” within the meaning of Section 3(3) of ERISA. “ERISA Affiliate” means a member of a group described in Section 414(b), (c), (m) or (o) of the Code or Section 4001(b)(1) of ERISA that includes or included the Company, any predecessor to the Company or any of the Company’s past or present Subsidiaries.

          (k) None of the Company and its Subsidiaries nor to the Company’s knowledge any other person, including any fiduciary, has engaged in any “prohibited transaction” (as defined in Section 4975 of the Code or Section 406 of ERISA), which could subject any of the Company Benefit Plans or their related trusts, the Company, any of its Subsidiaries or any person that the Company or any of its Subsidiaries has an obligation to indemnify, to any material tax or penalty imposed under Section 4975 of the Code or Section 502 of ERISA.

          (l) There are no pending or, to the knowledge of the Company, threatened claims (other than claims for benefits in the ordinary course), lawsuits or arbitrations which have been asserted or instituted against the Company Benefit Plans, any fiduciaries thereof with respect to their duties to the Company Benefits Plans or the assets of any of the trusts under any of the Company Benefit Plans which could reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company or any of its Subsidiaries to the PBGC, the Department of Treasury, the Department of Labor, any Multiemployer Plan, any Multiple Employer Plan, any participant in a Company Benefit Plan, or any other party.

          (m) Each individual who renders services to the Company or any of its Subsidiaries who is classified by the Company or such Subsidiary, as applicable, as having the status of an independent contractor or other non-employee status for any purpose (including for purposes of taxation and tax reporting and under Company Benefit Plans) is properly so characterized, except as would not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect on the Company.

          (n) All Company Options and Company SARs have been granted in material compliance with the terms of the applicable Company Benefit Plan and with applicable law, as in effect at the applicable time and, to the Company’s knowledge, the Company has not issued any Company Options, Company SARs or any other similar equity awards pertaining to shares of Company Common Stock under any Company Benefit Plan or otherwise with an exercise price that is less than the “fair market value” of the underlying shares on the date of grant.

          (o) Except as would not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect on the Company, all Company Benefit Plans subject to the laws of any jurisdiction outside of the United States for the benefit of employees of the Company or any of its Subsidiaries residing outside of the United States (each, a “Company Foreign Plan”): (i) have been maintained in compliance with the applicable provisions of laws and regulations regarding employee benefits, mandatory contributions and retirement plans of each jurisdiction applicable to such Company Foreign Plan, (ii) if they are intended to qualify for special tax treatment meet all requirements for such treatment, and (iii) if they are intended to be funded and/or book-reserved are fully funded and/or book reserved, as appropriate, based upon reasonable actuarial assumptions.

          3.11. Labor Matters. (a) As of the date of this Agreement, except as set forth in Section 3.11 of the Company Disclosure Schedule, there are no agreements with, or, to the knowledge of the Company, pending petitions for recognition of, a labor union or association as the exclusive bargaining agent for any of the employees of the Company or any of its Subsidiaries and, to the Company’s knowledge, as of the date of this Agreement, there are no material representation or certification proceedings or petitions seeking a representation proceeding presently pending or threatened to be brought or filed with the National Labor Relations Board or any other comparable foreign, state or local labor relations tribunal or authority. To the knowledge of the Company, no such petitions have been pending at any time since January 1, 2007 through and including the date of this Agreement, and, to the knowledge of the Company, except as set forth in Section 3.11 of the Company Disclosure Schedule, there has not been any organizing effort by any union or other group seeking to represent any employees of the Company or any of its Subsidiaries as their exclusive bargaining agent at any time since January 1, 2007. To the knowledge of the Company, except as set forth in Section 3.11 of the Company Disclosure Schedule, (i) there are no labor strikes, work stoppages, slowdowns, lockouts or other material labor disputes, other than routine grievance matters, now ongoing or threatened against or involving the Company or any of its Subsidiaries and (ii) there have not been any such labor strikes, work stoppages or other material labor disputes with respect to the Company or any of its Subsidiaries at any time since January 1, 2007.

          (b) Neither the Company nor any of its Subsidiaries is currently or at any time since January 1, 2007 has been a party to, or otherwise bound by, any consent decree with any Governmental Entity relating to employees or employment practices. Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the Company or any of its Subsidiaries, each of the Company and its Subsidiaries are in compliance with all applicable state, federal and local laws and regulations relating to labor, employment, termination of employment or similar matters, including but not limited to laws relating to discrimination, disability, labor relations, hours of work, payment of wages and overtime wages, pay equity, immigration, workers compensation, working conditions, employee scheduling, occupational safety and health, family and medical leave, and employee terminations, and have not engaged in any unfair labor practices in violation of any law.

          3.12. Compliance with Applicable Law.

          (a) Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the Company, (i) the Company and each of its Subsidiaries hold all licenses, franchises, permits and authorizations necessary for the lawful conduct of their respective businesses as currently conducted (each a “Permit”) and, since January 1, 2007, have complied in all respects with and are not in default in any respect under any law, rule or regulation applicable to the Company or any of its Subsidiaries, (ii) all such Permits are valid and in full force and effect and (iii) since January 1, 2007, neither the Company nor any of its Subsidiaries have received written notice that the Governmental Entity or other Person issuing or authorizing any such Permit intends to terminate or refuse to renew or reissue any such Permit. This Section 3.12(a) shall not apply to employment, labor, intellectual property or environmental matters, which are covered by Sections 3.10, 3.11, 3.16 and 3.17, respectively.

          (b) (i) The Company and each of its Subsidiaries are in material compliance with all laws concerning the exportation of any products, technology, technical data and services (“Export Control Laws”), including those administered by the United States Department of Commerce, the United States Department of State and the United States Department of the Treasury; (ii) the Company and each of its Subsidiaries are in material compliance with United States and international economic and trade sanctions, including those administered by the Office of Foreign Assets Control (“OFAC”) within the United States Department of Treasury; and (iii) the Company and each of its Subsidiaries are in material compliance with the antiboycott regulations administered by the United States Department of Commerce, and all laws and regulations administered by the Bureau of Customs and Border Protection in the United States Department of Homeland Security.

          (c) Neither the Company nor any of its Subsidiaries nor, to the Company’s knowledge, any of their respective directors, officers, employees, or agents for or on behalf of the Company or its Subsidiaries (i) has made, authorized or offered or is making any illegal contributions, gifts, entertainment or payments of other expenses related to political activity, (ii) has made, authorized or offered or is making any direct or indirect unlawful payments to any foreign or domestic government officials or employees, (iii) has established or maintained, or is maintaining, any unlawful fund of corporate monies or other properties, (iv) has made any bribe, unlawful rebate, payoff, influence payment, kickback or other unlawful payment of any nature or (v) has violated or is violating any provision of the Foreign Corrupt Practices Act or any other applicable laws or any conventions to which the Company and its Subsidiaries is subject relating to corruption, bribery, money laundering, political contributions or gifts and gratuities, to public officials and private persons.

          (d) Neither the Company nor any of its Subsidiaries is a “Specially Designated National” or other “Blocked Person” identified by the U.S. Government, nor a Person that is owned or controlled by or acts on behalf of a “Specially Designated National” or “Blocked Person.” To the Company’s knowledge, none of the Company’s affiliates or brokers or any director, officer, employee, nor authorized agent of the Company or any of its Subsidiaries, acting or benefiting in any capacity in connection with this Agreement, and none of the funds or other assets to be transferred hereunder are the property of, or beneficially owned by, directly or indirectly, any “Specially Designated National” or “Blocked Person.” None of the Company or

any of its Subsidiaries has engaged in or facilitated any prohibited transactions with a “Specially Designated National” or other “Blocked Person” without proper prior authorization from the U.S. Government.

          3.13. Certain Contracts. (a) Section 3.13(a) of the Company Disclosure Schedule contains a complete and correct list of each of the following contracts, agreements, leases (including leases for real property) licenses or other legally binding obligations, whether written or oral (each a “Contract”) to which the Company or any of its Subsidiaries is a party or by which any of their respective properties or assets are bound, in each case, as of the date hereof:

                    (i) any Contract that is a “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC) to be performed after the date of this Agreement that has not been filed or incorporated by reference in the Company SEC Reports filed prior to the date hereof;

                    (ii) except for purchase orders with customers entered into in the ordinary course of business and Contracts of the type described in other clauses of this Section 3.13(a), any Contract with a customer of the Company or any of its Subsidiaries with a term exceeding three years that is reasonably expected to provide for payments to the Company and its Subsidiaries from customers of the Company or its Subsidiaries in excess of $10,000,000 in 2010 or 2011;

                    (iii) except for purchase orders with suppliers entered into in the ordinary course of business and Contracts of the type described in other clauses of this Section 3.13(a) and except for any Contract that is a Company Benefit Plan, any Contract with a supplier of the Company or any of its Subsidiaries that is reasonably expected to provide for payments from the Company and its Subsidiaries to such supplier in excess of $20,000,000 in 2010 or 2011;

                    (iv) any lease or similar arrangement under which the Company is the lessee of, or holds or uses, any machinery, equipment or other tangible personal property owned by any third party for an annual rent in excess of $250,000;

                    (v) any Contract expressly prohibiting or restricting the ability of the Company or its Subsidiaries (or, following the Effective Time, Parent and its affiliates) to conduct its business, to engage in any business, to solicit any potential customer, to operate in any geographical area or to compete with any Person;

                    (vi) any material Contract that expressly obligates the Company or any of its Subsidiaries (or following the Effective Time, Parent and its affiliates) to conduct business on an exclusive basis with any third party;

                    (vii) any Contract for any joint venture, strategic alliance, partnership or similar arrangement involving a sharing of profits, expenses or payments in connection with a project involving payment to or by the Company or any of its Subsidiaries of greater than $5,000,000 in any twelve (12)-month period;

                    (viii) any Contract that provides for the formation, creation, operation, management or control of any equity interest in any entity or enterprise other than the Company’s Subsidiaries, that is material to the Company and its Subsidiaries;

                    (ix) any Contract relating to any Indebtedness of the Company or its Subsidiaries in an amount in excess of $750,000;

                    (x) any Contract under which any Person has directly or indirectly guaranteed or assumed Indebtedness, liabilities or obligations of the Company or its Subsidiaries in excess of $250,000;

                    (xi) any Contract under which the Company or any of its Subsidiaries is obligated to pay any earn outs or other similar contingent purchase price obligations as of the date of this Agreement;

                    (xii) any Contract other than for sales of inventory, products, services or scrap (or related assets and rights transferred in connection with such sales), of the Company relating to the acquisition or disposition of any assets or business for a purchase price in excess of $2,000,000 (whether by merger, sale of stock, sale of assets or otherwise) with any outstanding obligations as of the date of this Agreement that are material to the Company or contain any right of first refusal, right of first offer or similar right;

                    (xiii) any Contract pursuant to which the Company or any of its Subsidiaries agrees to indemnify or hold harmless any director or executive officer of the Company or any of its Subsidiaries (other than the organizational documents of the Company or its Subsidiaries); and

                    (xiv) any material Contracts between the Company or any of its Subsidiaries, on the one hand, and any of the Company’s stockholders or their affiliates (other than the Company and its Subsidiaries), on the other hand, other than Contracts between or among the Company or any of its Subsidiaries, on the one hand, and any current or former employee of or consultant to the Company or any of its Subsidiaries, on the other hand, relating to the employment or consulting relationship between the Company or Subsidiary of the Company and such current or former employee or consultant.

Each Contract of the type described in this Section 3.13(a), whether or not set forth in the Company Disclosure Schedule, is referred to as a “Company Contract.”

          (b) As of the date of this Agreement, each Company Contract is a valid and binding obligation of the Company or the Subsidiary that is party thereto and, to the Company’s knowledge, the other parties thereto, enforceable against the Company and its Subsidiaries and, to the Company’s knowledge as of the date of this Agreement, the other parties thereto in accordance with its terms (in each case, subject to the Bankruptcy and Equity Exception). Neither the Company nor any of its Subsidiaries is, nor, to the Company’s knowledge as of the date of this Agreement, is any other party, in breach, default or violation (and no event has occurred or not occurred through the Company’s or any of its Subsidiaries’ action or inaction or, to the Company’s knowledge, through the action or inaction of any third party, that with notice or the lapse of time or both would constitute a breach, default or violation)

of any term, condition or provision of any Company Contract, except for breaches, defaults or violations that would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on the Company (disregarding for this purpose clause (D) of the proviso to the definition of such term). There are no disputes pending or, to the Company’s knowledge, threatened with respect to any Company Contract except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on the Company (disregarding for this purpose clause (D) of the proviso to the definition of such term). The Company has made available to the Parent prior to the date of this Agreement a complete and correct copy of each Company Contract, including all material amendments, modifications and supplements thereto as in effect on the date of this Agreement.

          (c) For purposes of this Agreement, “Indebtedness” means, with respect to any Person, without duplication, any of the following liabilities of such Person, whether secured (to the extent of recourse to such Person) or unsecured, contingent or otherwise: (i) all liabilities for borrowed money; (ii) all liabilities evidenced by bonds, debentures, notes or other similar instruments, (iii) all liabilities under capital leases to the extent required to be capitalized under GAAP; (iv) all liabilities for guarantees of another Person in respect of liabilities of the type set forth in clauses (i), (ii) and (iii); (v) all reimbursement obligations under letters of credit to the extent such letters of credit have been drawn (including standby and commercial); and (vi) all liabilities for accrued but unpaid interest and unpaid penalties, fees, charges and prepayment premiums that are payable, in each case, with respect to any of the obligations of a type described in clauses (i) through (v) above.

          3.14. Government Contracts. (a) There are no disputes pending or, to the Company’s knowledge, threatened with respect to any Company Government Contract except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on the Company.

          (b) Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on the Company, with respect to each Company Government Contract, since January 1, 2007: (i) each of the Company and its Subsidiaries has complied with all laws pertaining to such Company Government Contract; (ii) each of the Company and its Subsidiaries has complied with all requirements of governmental statutes, rules, regulations or, orders pertaining to such Company Government Contract; (iii) each representation and certification directly or indirectly made to any Governmental Entity in a formal certification executed by the Company or its Subsidiaries pertaining to such Company Government Contract was true and correct in all material respects as of its effective date, and the Company and each of its Subsidiaries has complied with each such representation and certification; and (iv) neither the Company nor any of its Subsidiaries has submitted any non-current, inaccurate or incomplete cost or pricing data to any Governmental Entity or higher tier prime contractor in connection with such Company Government Contract. With respect to each Company Government Contract, (x) no suspension, stop work order, cure notice or show cause notice in effect with respect to any such Company Government Contract has been issued and remains unresolved nor, to the Company’s knowledge, has any Governmental Entity threatened to issue one and (y) neither the Company nor its Subsidiaries has received any written notice of the intention of any other party to a Company Government Contract to terminate for default, convenience or otherwise any Company Government Contract nor, to the Company’s

knowledge, is any such party threatening to do so and (z) to the knowledge of the Company, neither the Company nor its Subsidiaries is aware of any organizational conflicts of interest that might arise as a result of the Merger or the other transactions contemplated by this Agreement.

          (c) With respect to the Company Government Contracts (i) to the knowledge of the Company, there is no pending administrative, civil fraud or criminal investigation or indictment of the Company, any of its Subsidiaries or any director, officer or employee of the Company or any of its Subsidiaries by any Governmental Entity with respect to any alleged or potential violation of law regarding any Company Government Contract; (ii) neither the Company nor any of its Subsidiaries nor, to the knowledge of the Company, any of their respective directors, officers or employees is suspended or debarred from doing business with the U.S. Government or declared nonresponsible or ineligible for U.S. Government contracting and there is no pending suspension, debarment or equivalent proceeding against the Company or any of its Subsidiaries or, to the knowledge of the Company, any director, officer or employee of the Company or any of its Subsidiaries; and (iii) there is no (A) outstanding written request by the U.S. Government for a material contract price adjustment based on a claimed disallowance by the Defense Contract Audit Agency or claim of defective pricing; or (B) unresolved material claim or equitable adjustment by the Company or any of its Subsidiaries against the U.S. Government. Since January 1, 2007, neither the Company nor any of its Subsidiaries, nor any of the Company’s or its Subsidiaries’ directors, officers or employees has hired any law firm or outside counsel to conduct any internal investigation, or made a voluntary disclosure to the U.S. Government, with respect to any alleged misstatement or omission arising under or relating to any Company Government Contract or Company Bid.

          (d) The Company and its Subsidiaries and their respective employees possess all government security clearances necessary to perform the Company Government Contracts, and all such security clearances are valid and in force and effect.

          (e) For the purposes of this Agreement, “Company Government Contract” means any prime contract, subcontract, teaming agreement or arrangement, joint venture, basic ordering agreement, pricing agreement, letter contract or any other similar arrangement or commitment of any kind between the Company or any of its Subsidiaries and (i) the U.S. Government, (ii) any prime contractor to the U.S. Government in its capacity as a prime contractor or (iii) any subcontractor with respect to any contract of a type described in clauses (i) or (ii) above. For the purposes of this Agreement, “Company Bid” means any quotation, bid or proposal by the Company or any of its Subsidiaries that, if accepted or awarded, would result in a Company Government Contract (other than a Company Bid).

          3.15. Product Warranty. There are no written product warranty claims currently pending, or to the knowledge of the Company, threatened in writing, against any of the Company or its Subsidiaries in each case that would reasonably be expected to give rise to a liability of more than $250,000 in excess of the warranty reserve set forth on the Company’s consolidated balance sheet as of December 31, 2009. Since January 1, 2009 through the date of this Agreement, neither the Company nor its Subsidiaries have given written notice to any customer of any material defect or deficiency with respect to any of the products manufactured, sold, leased and delivered by the Company and its Subsidiaries.

          3.16. Product Liability. Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on the Company, since January 1, 2007, no person has made any third-party written claim against any of the Company or its Subsidiaries arising out of any personal injury and/or death resulting from the products manufactured, marketed, sold or otherwise provided by, or on behalf of, any of the Company or its Subsidiaries.

          3.17. Customers and Suppliers. Section 3.17 of the Company Disclosure Schedule sets forth a complete and accurate list of the names and addresses of the Significant Customers and Significant Suppliers as of the date hereof. For the purposes of this Agreement, “Company Significant Customer” shall mean each of the customers of the Company that accounts for 10% or more of the Company’s revenues for each of the two most recent fiscal years and “Company Significant Supplier” shall mean each of the suppliers of the Company and its Subsidiaries that account for 10% or more of the Company’s and its Subsidiaries’ (taken together) purchases of parts, components and assemblies, subassemblies and raw materials for each of the two most recent fiscal years.

          3.18. Property.

          (a) Except as would not, individually or in the aggregate, have, or reasonably be expected to have, a Material Adverse Effect on the Company, the Company or one of its Subsidiaries (i) has good and marketable title to all real property and assets reflected in the latest audited balance sheet included in such Company SEC Reports as being owned by the Company or one of its Subsidiaries or acquired after the date thereof (except properties sold or otherwise disposed of since the date thereof in the ordinary course of business) (the “Company Owned Properties”), free and clear of all Liens, except Permitted Encumbrances and (ii) is the lessee of all leasehold estates reflected in the latest audited financial statements included in such Company SEC Reports or acquired after the date thereof (except for leases that have expired by their terms since the date thereof) (the “Company Leased Properties” and, collectively with the Owned Properties that are real property, and including all appurtenances thereto and fixtures thereon, the “Company Real Property”), free and clear of all Liens, except for Permitted Encumbrances, and is in possession of the properties purported to be leased thereunder, and each such lease is valid without default thereunder by the lessee or, to the Company’s knowledge, the lessor. Section 3.15 of the Company Disclosure Schedule sets forth a true and complete list, as of the date hereof, of all Company Real Property. The Company Real Property is in material compliance with all applicable zoning laws and building codes, and the buildings and improvements located on the Company Real Property, taken as a whole, are in reasonable operating condition. As of the date of this Agreement, there are no pending or, to the Company’s knowledge, threatened condemnation proceedings against the Company Real Property. The Company and its Subsidiaries own and have good and valid title to, or have valid rights to use, all material tangible personal property used by them in connection with the conduct of their businesses, in each case, free and clear of all Liens, other than Permitted Encumbrances. The material tangible personal property owned or leased by the Company or its Subsidiaries, taken as a whole, is in reasonable operating condition, ordinary wear and tear excepted.

          (b) For purposes of this Agreement, “Permitted Encumbrances” means, with respect to the Company or Parent, as the case may be (i) statutory Liens for Taxes not yet due and payable or which are being contested in good faith through appropriate proceedings, (ii) easements, rights of way and other similar encumbrances that (A) do not materially affect the use of the properties or assets subject thereto or affected thereby or otherwise materially impair business operations at such properties, (B) are matters of record, or (C) would be disclosed by a current, accurate survey or physical inspection of Company Owned Properties that are real property, in the case of the Company, or Parent Owned Properties that are real property, in the case of Parent, (iii) Liens constituting a lease agreement that gives any third party any right to occupy any Company Owned Property that is real property, in the case of the Company, or any Parent Owned Property that is real property, in the case of Parent, (iv) such imperfections or irregularities of title or Liens as do not materially affect the use or value of the properties or assets subject thereto or affected thereby or otherwise materially impair business operations at such properties, (v) Liens securing payment, or any other obligations, of the Company or any of its Subsidiaries, in the case of the Company, or Parent or any of its Subsidiaries, in the case of Parent, with respect to Indebtedness, (vi) mechanics, materialmen’s and similar Liens imposed by law with respect to any amounts not yet due and payable or which are being contested in good faith through (if then appropriate) appropriate proceedings, and (vii) other Liens arising in the ordinary course of business that (A) do not materially interfere with the present uses of any Company Owned Properties, in the case of the Company, or Parent Owned Properties, in the case of Parent, and (B) are not incurred in connection with the borrowing of money.

          3.19. Intellectual Property. (a) To the Company’s knowledge, the Company and its Subsidiaries own, or are licensed or otherwise possess valid rights in and to use, all material trademarks, trade names, service marks, service names, logos, assumed names, copyrights, patents, trade secrets, confidential information or applications and registrations of any of the foregoing used in their respective businesses as currently conducted by the Company and its Subsidiaries (collectively, the “Company Intellectual Property”). Section 3.19(a) of the Company Disclosure Schedule contains a true and complete list, as of the date hereof, of (i) all material Contracts, other than licenses of commercially available off-the-shelf software, confidentiality agreements, and employee confidentiality and invention assignment agreements, pursuant to which the Company or its Subsidiaries obtains or grants the right to use any Company Intellectual Property and (ii) all patent and patent applications, registered trademark and trademark applications, internet domain names and copyright registrations and copyright applications that are material to the conduct of the business of the Company and its Subsidiaries and are owned by the Company or its Subsidiaries. Except as would not, individually or in the aggregate, have, or reasonably be expected to have, a Material Adverse Effect on the Company, to the Company’s knowledge, the Company and each of its Subsidiaries are in compliance with patent and trademark marking requirements with respect to any Company Intellectual Property that is issued, granted or registered by or with a Governmental Entity.

          (b) Except as would not, individually or in the aggregate, have, or reasonably be expected to have, a Material Adverse Effect on the Company, to the Company’s knowledge, (i) there are no pending or threatened claims, suits or arbitrations by any third party alleging or involving infringement or misappropriation by the Company or any of its Subsidiaries or any licensee of Company Intellectual Property with respect to their use of the Company Intellectual Property; (ii) the conduct of the business of the Company and its Subsidiaries does not infringe any intellectual property rights of any third party; (iii) none of the

Company Intellectual Property or the Company’s ownership interest therein is the subject of any challenge and neither the Company nor its Subsidiaries has received any written notice to such effect; (iv) the Company’s existing patents and patent applications are valid and enforceable; (v) neither the Company nor any of its Subsidiaries has made any claim of a violation or infringement by others of its rights to or in connection with the Company Intellectual Property that is owned by the Company or its Subsidiaries; (vi) no third person is infringing any Company Intellectual Property; and (vii) it is the general practice of the Company and each of its Subsidiaries to require each employee of the Company or any of its Subsidiaries whose duties include engineering or who design and develop the Company’s products to execute a confidentiality and patent rights assignment agreement, substantially in the form made available to Parent prior to the date hereof, which agreement conveys to the Company or its Subsidiaries the right, title and interest in all intellectual property developed by such employee.

          3.20. Environmental Laws and Regulations. Except as set forth in Section 3.20(b) of the Company Disclosure Schedule:

          (a) The operations of the Company and its Subsidiaries comply with all applicable Environmental Laws, except with respect to any non-compliance that would not, individually or in the aggregate, have, or reasonably be expected to have, a Material Adverse Effect on the Company. The Company and its Subsidiaries have obtained all material Environmental Permits necessary for the operation of their respective businesses, and all such Environmental Permits are in good standing. Neither the Company nor any of its Subsidiaries is subject to any ongoing investigation by, proceeding with, written order from or written claim by any person against the Company regarding any alleged violation of or liability arising under any Environmental Law, except for such investigations, proceedings, orders or written claims that would not, individually or in the aggregate, have, or reasonably be expected to have, a Material Adverse Effect on the Company. Neither the Company nor any of its Subsidiaries is subject to any ongoing obligations pursuant to an outstanding order, judgment, decree or settlement with respect to any alleged violation of or liability under any Environmental Law, except for any such outstanding order, judgment, decree or settlement that would not, individually or in the aggregate, have, or reasonably be expected to have, a Material Adverse Effect on the Company.

          (b) (i) To the knowledge of the Company, there have been no Releases by the Company or any of its Subsidiaries of any Hazardous Substances into, on or under or from any Company Real Property, and (ii) the Company has not been notified in writing of any Releases by or arranged for by the Company or any of its Subsidiaries of any Hazardous Substances into, on, under or from any other properties, including landfills in which Hazardous Substances have been Released or properties on or under or from which the Company or any of its Subsidiaries has performed services, except, in the case of either (i) or (ii), for any such Releases that would not, individually or in the aggregate, have, or reasonably be expected to have, a Material Adverse Effect on the Company. To the knowledge of the Company, no Company Real Property has been used at any time as a landfill. To the knowledge of the Company, there is not now any underground or above ground storage tanks, or surface impoundment on or in any Company Real Property except instances in which the existence of such underground or above ground storage tank, or surface impoundment that would not, individually or in the aggregate, have, or reasonably be expected to have, a Material Adverse Effect on the Company. Neither the Company nor any of its Subsidiaries has received notice or, to the Company’s knowledge, is subject to any proceeding under any Environmental Law with respect to any facility to which it has sent any Hazardous Substance for re-use, recycling, reclamation, treatment, storage or disposal, except for such notices or proceedings that would not result in a material obligation or liability of the Company. The Company has filed all notices required to be filed under any Environmental Law indicating past or present treatment, storage or disposal of a Hazardous Substance or reporting a spill or release of a Hazardous Substance into the environment at any Company Real Property, except for the filing of notices relating to matters that would not reasonably be expected, individually or in the aggregate, to result in a Material Adverse Effect on the Company.

          (c) To the Company’s knowledge, no Company Real Property or any facilities owned, leased or operated by the Company contains any friable asbestos-containing material except for quantities of friable asbestos material that would not reasonably be expected, individually or in the aggregate, to result in a Material Adverse Effect on the Company. No claims have been made, and no suits or proceedings are pending or, to the Company’s knowledge, threatened by any employee against the Company or any of its Subsidiaries that are premised on exposure to asbestos or asbestos-containing material that would reasonably be expected, individually or in the aggregate, to result in a Material Adverse Effect on the Company.

          (d) The Company is not party to a contract to which it is obligated to indemnify any other Person with respect to any material pending legal actions or claims against such other Person asserting liabilities arising under Environmental Law.

          (e) The Company has previously made available to Parent true, correct and complete copies of all environmental reports prepared by The Payne Firm with respect to the Company Real Property.

          (f) This Section 3.20 provides the sole and exclusive representations and warranties of the Company in respect of environmental matters, including any and all matters arising under Environmental Laws.

          (g) For purposes of this Agreement:

          “Environmental Law” means any law, statute, ordinance, regulation, license, permit, authorization, approval, consent, order, judgment, decree, requirement or agreement of or with any Governmental Entity relating to (i) the protection, preservation or restoration of the environment (including, without limitation, air, water vapor, surface vapor, surface water, groundwater, drinking water supply, surface land, subsurface land, plant and animal life or any other natural resource) or to human health or safety or (ii) the exposure to, or the use, storage, recycling, treatment, generation, transportation, processing, handling, labeling, production, release or disposal of Hazardous Substances.

          “Environmental Permits” means all approvals, authorizations, consents, permits, licenses, registrations and certificates required by any applicable Environmental Law.

          “Hazardous Substance” means any substance presently or as of the Closing Date listed, defined, designated, classified or regulated as hazardous, toxic, radioactive or dangerous under any Environmental Law, whether by type or by quantity, including any substance containing any such substance as a component, and including, without limitation, any hazardous waste, toxic waste, pollutant, contaminant, hazardous substance, toxic substance, petroleum or any derivative or by-product thereof, radon, radioactive material, asbestos, asbestos-containing material, urea formaldehyde foam insulation, lead and polychlorinated biphenyl.

          “Release” means release, spill, emission, leaking, pumping, injection, deposit, disposal, discharge, dispersal, leaching or migration of Hazardous Substances into the environment.

          3.21. Insurance. Subject to any settlements and commutations, as of the date of this Agreement, all material insurance policies held by, or for the benefit of the Company and its Subsidiaries are in full force and effect, are valid and enforceable and all premiums due thereunder have been paid. Since January 1, 2010 through and including the date of this Agreement, neither the Company nor any of its Subsidiaries has received written notice of cancellation or termination, other than in connection with normal renewals, of any such insurance policies, and no claim has been reported to the insurance provider that is pending as of the date of this Agreement under any such insurance policy, which claim involves an amount in excess of $250,000 individually, or $1,000,000 in the aggregate.

          3.22. State Takeover Laws. The Board of Directors of the Company has unanimously approved this Agreement and the transactions contemplated hereby as required to render inapplicable to this Agreement and such transactions the restrictions on “business combinations” set forth in Section 203 of the DGCL or any other applicable “moratorium,” “control share,” “fair price,” “takeover” or “interested stockholder” law under any foreign, state or local law.

          3.23. Company Information. The information relating to the Company and its Subsidiaries that is provided in writing by the Company or its representatives specifically for inclusion in the Proxy Statement will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances in which they are made, not misleading.

          3.24. Broker’s and Other Fees. There is no investment banker, broker, finder or other intermediary that has been retained by or is authorized to act on behalf of the Company or any of its affiliates who would be entitled to any fee or commission from any Person (other than the Holders or the Company) in connection with the Merger or any of the other transactions contemplated by this Agreement and there are no such fees or commissions paid or payable by the Company other than in the amounts set forth on the list of Company Expenses provided by the Company to Parent pursuant to Section 2.6. As of the Closing Date, there will be no Company Expenses other than those set forth on the list of Company Expenses provided by the Company to Parent pursuant to Section 2.6.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF PARENT

          Except (i) as disclosed in any of the Parent SEC Reports filed with the SEC on or after March 31, 2009 but prior to the date of this Agreement (excluding any disclosures set forth in any risk factor section and in any section relating to forward-looking, safe harbor or similar statements or to any other disclosures in such Parent SEC Reports to the extent they are cautionary, predictive or forward-looking in nature); or (ii) as disclosed in the disclosure schedule (the “Parent Disclosure Schedule”) delivered by Parent to the Company prior to the execution of this Agreement (provided, however, that disclosure in any section of such schedule shall apply only to the corresponding Section of this Agreement except to the extent that it is reasonably apparent on the face of such disclosure that such disclosure is relevant to another Section of this Agreement), Parent hereby represents and warrants to the Company as follows:

          4.1. Corporate Organization. (a) Each of Parent and Merger Sub is a corporation incorporated or organized, validly existing and in good standing under the laws of the State of Delaware. Each of Parent and Merger Sub has the requisite corporate and authority to own or lease all of its properties and assets and to carry on its business as it is now being conducted, and is duly licensed or qualified to do business in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary, except where the failure to be so licensed or qualified, would not, individually or in the aggregate, have, or reasonably be expected to have, a Material Adverse Effect on Parent.

          (b) True, complete and correct copies of the Amended and Restated Certificate of Incorporation of Parent (the “Parent Certificate”), and Bylaws of Parent (the “Parent Bylaws”), as in effect as of the date of this Agreement, have previously been made available to the Company.

          (c) Each Subsidiary of Parent (i) is duly incorporated or duly formed, as applicable to each such Subsidiary, and validly existing and in good standing under the laws of its jurisdiction of organization, (ii) has the requisite corporate power and authority or other power and authority to own or lease all of its properties and assets and to carry on its business as it is now being conducted and (iii) is duly licensed or qualified to do business in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary, except in the case of clauses (ii) and (iii), where the failure to have such power or authority, or to be so licensed or qualified, would not, individually or in the aggregate, have, or reasonably be expected to have, a Material Adverse Effect on Parent. The copies of the certificates of incorporation, by-laws and similar governing documents of each Subsidiary of Parent previously made available to the Company are true, complete and correct copies of such documents as of the date of this Agreement.

          4.2. Capitalization.

          (a) The authorized capital stock of Parent consists of 100,000,000 shares of Parent Common Stock of which, as of March 22, 2010 (the “Parent Capitalization Date”), 16,817,931 shares were issued and 16,670,983 shares were outstanding, and 250,000 shares of preferred stock, par value $.01 per share, (the “Parent Preferred Stock”), of which, as of the Parent Capitalization Date, no shares were issued and outstanding. As of the Parent Capitalization Date, 146,948 shares of Parent Common Stock were held in Parent’s treasury. As of the Parent Capitalization Date, there were 1,775,665 shares of Parent Common Stock authorized to be issued pursuant to Parent’s equity compensation plans (the “Parent Stock Plans”), of which 447,704 shares of Parent Common Stock are subject to outstanding awards thereunder. All of the issued and outstanding shares of Parent Common Stock have been duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights. As of the date of this Agreement, no Voting Debt of Parent is issued or outstanding. As of the Parent Capitalization Date, except pursuant to this Agreement and the Parent Stock Plans, Parent does not have and is not bound by any outstanding subscriptions, options, warrants, calls, rights, commitments or agreements of any character calling for the purchase or issuance of any shares of Parent Common Stock, Parent Preferred Stock, Parent Voting Debt or any other equity securities of Parent or any securities representing the right to purchase or otherwise receive any shares of Parent Common Stock, Parent Preferred Stock, Voting Debt of Parent or other equity securities of Parent. The shares of Parent Common Stock to be issued pursuant to the Merger will be duly authorized and validly issued and, at the Effective Time, all such shares will be fully paid, nonassessable and free of preemptive rights, with no personal liability attaching to the ownership thereof.

          (b) There are no bonds, debentures, notes or other indebtedness of Parent or any of its Subsidiaries (the “Parent Debt”) having the express right to vote on the election or directors of Parent or otherwise vote with or as part of a class with any shares of capital stock of Parent (“Parent Voting Debt”) issued or outstanding. There are no contractual obligations of Parent or any of its Subsidiaries, (i) to repurchase, redeem or otherwise acquire any shares of capital stock of Parent or any equity security of Parent or its Subsidiaries or any securities representing the right to purchase or otherwise receive any shares of capital stock or any other equity security of Parent or its Subsidiaries or (ii) pursuant to which Parent or any of its Subsidiaries is or could be required to register shares of the capital stock of Parent or other securities under the Securities Act. Set forth in Section 4.2(b) of the Parent Disclosure Schedule is a complete and correct list, as of the date hereof, of (x) all Parent Debt and (y) each Subsidiary (direct or indirect) of Parent and any joint ventures, formal partnerships or similar arrangements (“Parent Joint Ventures”) in which Parent or any of its Subsidiaries has a limited liability company, partnership or other equity interest (and the amount and percentage of any such interest). No entity in which Parent or any of its Subsidiaries owns, directly or indirectly, less than a 50% equity interest is, individually or when taken together with all other such entities, material to the business of Parent and its Subsidiaries taken as a whole.

          (c) All of the issued and outstanding shares of capital stock or other equity ownership interests of each Subsidiary of Parent are owned by Parent or a wholly owned Subsidiary of Parent, directly or indirectly, free and clear of any Liens, other than Permitted Encumbrances or any Liens that would not, individually or in the aggregate, have, or reasonably be expected to have, a Material Adverse Effect on Parent and all of such shares or equity ownership interests are duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights. No Subsidiary of Parent has or is bound by any outstanding subscriptions, options, warrants, calls, commitments or agreements of any character calling for the purchase or issuance of any shares of capital stock or any other equity security of such Subsidiary or any securities representing the right to purchase or otherwise receive any shares of capital stock or any other equity security of such Subsidiary.

          4.3. Authority; No Violation. (a) Each of Parent and Merger Sub has full corporate power and authority to execute and deliver this Agreement and, subject to the Parent Stockholder Approval, to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly, validly and unanimously approved by the Boards of Directors of Parent and Merger Sub. The Board of Directors of Parent has determined unanimously, at a meeting duly called at which a quorum was present, that the Merger is advisable and in the best interests of Parent and its stockholders; has directed that the proposal to approve the issuance of Parent Common Stock in the Merger be submitted to Parent’s stockholders to obtain the Parent Stockholder Approval; has approved the execution, delivery and performance of this Agreement and recommended to the stockholders of Parent that such stockholders vote in favor of the approval of the issuance of shares of Parent Common Stock comprising the Stock Consideration Amount; and has adopted a resolution to the foregoing effect. Other than the Parent Stockholder Approval, no other corporate proceedings on the part of Parent or Merger Sub are necessary to approve this Agreement or to consummate the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by each of Parent and Merger Sub and (assuming due authorization, execution and delivery by the Company) constitutes the valid and binding obligation of each of Parent and Merger Sub, enforceable against each of Parent and Merger Sub in accordance with its terms (except as may be limited by the Bankruptcy and Equity Exception).

          (b) Neither the execution and delivery of this Agreement by Parent or Merger Sub, nor the consummation by Parent or Merger Sub of the transactions contemplated hereby, nor compliance by Parent or Merger Sub with any of the terms or provisions of this Agreement, will (i) violate any provision of the Parent Certificate or the Parent Bylaws or the articles of incorporation or bylaws of Merger Sub or (ii) assuming that the consents, approvals and filings referred to in Section 4.4 are duly obtained and/or made, (A) violate any law, judgment, order, injunction or decree applicable to Parent, any of its Subsidiaries or any of their respective properties or assets or (B) violate, conflict with, result in a breach of any provision of or the loss of any right under, constitute a default (or an event that, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancellation under, accelerate the performance required by, or result in the creation of any Lien upon any of the respective properties or assets of Parent or any of its Subsidiaries under any of the terms, conditions or provisions of, any note, bond, mortgage, indenture, deed of trust, Permit, Contract, by-law or other instrument or obligation to which Parent or any of its Subsidiaries is a party or by which any of them or any of their respective properties or assets is bound, other than, in the case of clause (ii), any such violation, conflict, breach or loss, default, termination, right, acceleration or Lien that would not, individually or in the aggregate, have, or reasonably be expected to have, a Material Adverse Effect on Parent (disregarding for this purpose clause (D) of the proviso to the definition of such term).

          4.4. Governmental Consents and Approvals. Except for (a) the filing with the SEC of the Proxy Statement, (b) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware pursuant to the DGCL and the DLLC, (c) any consents, authorizations, approvals, filings or exemptions in connection with compliance with the rules and regulations of any applicable industry SRO and the rules and regulations of the NYSE, (d) any notices or filings under the HSR Act and the expiration or early termination of the HSR waiting period applicable to the Merger, and (e) approval of listing of such Parent Common Stock on the NYSE (in each case of (a) through (e) above, that is set forth on Section 4.4 of the Parent Disclosure Schedule) or (f) as set forth on Section 7.2(f) of the Parent Disclosure Schedule, and assuming the truth and completeness of the representations and warranties of the Company contained in Section 3.4 of the Agreement, no material consents or approvals of or filings or registrations with any Governmental Entity are necessary in connection with the consummation by Parent or Merger Sub of the Merger and the other transactions contemplated by this Agreement, and no consents or approvals of or filings or registrations with any Governmental Entity are necessary in connection with the execution and delivery by Parent or Merger Sub of this Agreement.

          4.5. Reports; Regulatory Matters. Parent has furnished or filed with the SEC each final registration statement, prospectus, report, schedule and definitive proxy statement required to be filed with or furnished to the SEC by Parent or any of its Subsidiaries, pursuant to the Securities Act or the Exchange Act from and after January 1, 2007 (the “Parent SEC Reports”) and prior to the date of this Agreement. No such Parent SEC Report, at the time so filed or furnished (and, in the case of registration statements and proxy statements, on the dates of effectiveness and the dates of the relevant meetings, respectively), contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances in which they were made, not misleading. As of their respective dates, all Parent SEC Reports complied as to form in all material respects with the published rules and regulations of the SEC with respect thereto. There are no outstanding or unresolved comments in comment letters received from the SEC staff with respect to the Parent SEC Reports. To the knowledge of Parent, none of the Parent SEC Reports is the subject of ongoing SEC review. No executive officer of Parent has failed in any respect to make the certifications required of him or her under Section 302 or 906 of the Sarbanes-Oxley Act. Except as set forth in the Parent SEC Reports, no event has occurred since December 31, 2006 that was required to be reported by Parent or any of its Subsidiaries pursuant to Item 404(a) of Regulation S-K promulgated by the SEC and that has not been reported in a Parent SEC Report.

          4.6. Financial Statements. (a) The audited consolidated financial statements and unaudited consolidated interim financial statements of Parent and its Subsidiaries included (or incorporated by reference) in the Parent SEC Reports (i) have been prepared from the books, and in accordance with, and records of Parent and its Subsidiaries, (ii) fairly present in all material respects the consolidated results of operations, cash flows, changes in stockholders’ equity and consolidated financial position of Parent and its Subsidiaries for the respective fiscal periods or as of the respective dates therein set forth (subject in the case of unaudited statements to recurring year-end audit adjustments), and (iii) have been prepared in accordance with GAAP consistently applied during the periods involved (except in the case of unaudited statements for the absence of footnotes and other presentation items), except, in each case, as indicated in such statements or in the notes thereto and in the case of unaudited statements, as permitted by Form

10-Q. Since January 1, 2007, the books and records of Parent and its Subsidiaries have been, and are being, maintained in a manner necessary to permit preparation of Parent’s financial statements in all material respects in accordance with GAAP and in accordance, in all materials respects, with any other applicable legal requirements. As of the date of this Agreement, Ernst & Young LLP has not resigned or been dismissed as independent public accountants of Parent as a result of or in connection with any disagreements with Parent on a matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure.

          (b) Neither Parent nor any of its Subsidiaries has any material liability or obligation of any nature whatsoever (whether absolute, accrued, contingent, determined, determinable or otherwise and whether due or to become due) of the type required to be recorded on a balance sheet prepared in accordance with GAAP, or would be disclosed in the related notes, except for (i) those liabilities and obligations that are reflected or reserved against on the consolidated balance sheet of Parent included in its Quarterly Report on Form 10-Q for the fiscal quarter ended December 31, 2009 (including any notes thereto); (ii) liabilities and obligations incurred in the ordinary course of business since December 31, 2009 or as a result of this Agreement and the transactions contemplated hereby; or (iii) liabilities and obligations disclosed in the Parent Disclosure Schedule. Neither Parent nor any of its Subsidiaries is a party to any “off-balance sheet arrangements” as defined in Item 303(a)(4) of Regulation S-K.

          (c) Parent (x) maintains disclosure controls and procedures (as defined in Rule 13a-15(e) of the Exchange Act) sufficient to provide reasonable assurance that material information relating to Parent, including its consolidated Subsidiaries, is made known to the chief executive officer and the chief financial officer of Parent by others within those entities, and (y) since December 31, 2007, has disclosed, based on its most recent evaluation prior to the date hereof, to Parent’s outside auditors and the audit committee of Parent’s Board of Directors (i) any significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) which are reasonably likely to adversely affect Parent’s ability to record, process, summarize and report financial information and (ii) to the knowledge of Parent, any fraud, whether or not material, that involves management or other employees who have a significant role in Parent’s internal controls over financial reporting. These disclosures were made in writing by management to Parent’s auditors and audit committee, a copy of which has previously been made available to the Company. As of the date hereof, there is no reason to believe that Parent’s outside auditors, chief executive officer and chief financial officer will not be able to give the certifications and attestations required pursuant to the rules and regulations adopted pursuant to Section 404 of the Sarbanes-Oxley Act, without qualification, with respect to Parent’s Annual Report on Form 10-K for the fiscal year ended March 31, 2010.

          4.7. Financing. Parent has delivered to the Company complete and correct copies of an executed commitment letter (the “Commitment Letter”) from RBC Capital Markets to provide Parent with $1.085 billion in debt financing on the terms set forth therein (the “Financing”). The Financing, when funded in accordance with the Commitment Letter and together with the expected cash on hand of Company and Parent and their Subsidiaries at the Effective Time, will provide Parent with sufficient funds at the Effective Time to enable it to (a) consummate the Merger, (b) repay or retire any Indebtedness of the Company required or necessary to be repaid or retired in connection with the transaction contemplated hereby or by the terms of the Financing, (c) to pay all out-of-pocket expenses incurred by Parent in connection with the transactions contemplated by this Agreement, (d) to repay or retire any Indebtedness of Parent required to be repaid or retired pursuant to its terms upon the consummation of the transactions contemplated hereby and by the Commitment Letter and (e) to satisfy all of its other obligations under this Agreement. As of the date of this Agreement, the Commitment Letter is in full force and effect and is a legal, valid and binding obligation of Parent and, to the knowledge of Parent, the other parties thereto. As of the date of this Agreement, no event has occurred which, with or without notice, lapse of time or both, would constitute a default or breach on the part of Parent under any term or condition of the Commitment Letter. There are no conditions relating to the Financing or the funding of the commitment thereunder, other than as set forth in the Commitment Letter. As of the date of this Agreement, Parent has no reason to believe that any of the conditions relating to the funding of the Financing will not be satisfied on or prior to the Closing Date. Parent has paid in full any and all commitment or other fees required to be paid under the Commitment Letter on or before the date hereof. In no event shall the receipt or availability of the Financing by Parent be a condition to any of the obligations of Parent or Merger Sub under this Agreement.

          4.8. Merger Sub. Parent is the sole stockholder of Merger Sub. Since its date of organization, Merger Sub has not carried on any business nor conducted any operations other than the execution of this Agreement, the performance of its obligations hereunder and matters ancillary thereto.

          4.9. Absence of Certain Changes or Events. (a) Since December 31, 2009, through and including the date of this Agreement, no event or events have occurred that have had or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Parent.

          (b) Since December 31, 2009, through and including the date of this Agreement, Parent and its Subsidiaries have carried on their respective businesses in all material respects in the ordinary course of business consistent with their past practice.

          4.10. Legal Proceedings.

          (a) There are no material pending actions, suits or proceedings (or, to Parent’s knowledge, threatened) against Parent or any of its Subsidiaries, or any of their respective properties, at law or in equity or before any Governmental Entity or arbitration panel.

          (b) Neither Parent nor any of its Subsidiaries nor any of their respective assets is subject to any material outstanding order, writ, judgment, settlement agreement, injunction or decree, in each case, entered, issued or made by or with any Governmental Entity.

          4.11. Taxes and Tax Returns. (a) Each of Parent and its Subsidiaries has timely filed, or has caused to be timely filed on its behalf (taking into account any extension of time within which to file), all material Tax Returns (as hereinafter defined) required to be filed, and all such filed Tax Returns are true, correct and complete in all material respects. Each of Parent and its Subsidiaries has timely paid, or has had paid on its behalf, all material Taxes required to be paid by it. Parent has made adequate provision, in accordance with GAAP, in the consolidated financial statements included in Parent SEC Reports filed prior to the date of this Agreement for the payment of all material Taxes for which Parent or any of its Subsidiaries may be liable for the periods covered thereby. No deficiency with respect to material Taxes has been asserted or assessed in writing against Parent or any of its Subsidiaries that has not been fully paid or adequately reserved (in accordance with GAAP) in Parent SEC Reports filed prior to the date of this Agreement. No material audits or other administrative or court proceedings are pending with any Governmental Entity with respect to Taxes of Parent or any of its Subsidiaries, and no written notice thereof has been received. Parent and each of its Subsidiaries has withheld from all payments to employees, independent contractors, creditors, shareholders and any other persons (and timely paid to the appropriate Governmental Entity) all material amounts required to be withheld with respect to such payments in compliance with all applicable laws. There are no material Liens for Taxes upon the assets of Parent or any of its Subsidiaries, other than Liens for Taxes not yet due and payable.

          (b) Neither Parent nor any of its Subsidiaries: (i) joins or has joined in the filing of any affiliated, consolidated, combined or unitary federal, state, local or foreign income Tax Return other than the federal income Tax Return for the consolidated group of which Parent is the common parent, (ii) has any liability for Taxes of any Person (other than Parent and its Subsidiaries) under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign law), as a transferee or successor, by contract or otherwise, (iii) is a party to or bound by any Tax sharing agreement or Tax indemnity agreement, arrangement or practice (other than (x) any customary tax indemnity, tax sharing or tax allocation provision in agreements with customers, vendors, lessors or the like entered into in the ordinary course of business, (y) any customary tax indemnity, tax sharing or tax allocation provision in a customary credit agreement and (z) any customary agreement addressing property taxes payable for properties leased to Parent or any of its Subsidiaries), (iv) has participated in a “listed transaction” (as defined in Treasury Regulation Section 1.6011-4) or (v) has constituted either a “distributing corporation” or a “controlled corporation” in a distribution of stock qualifying or intended to qualify for tax-free treatment under Section 355 of the Code in the three years prior to the date of this Agreement.

          (c) No closing agreements, private letter rulings, technical advice memoranda or similar agreements, rulings or memoranda have been entered into or issued by any Governmental Entity with respect to Parent or any of its Subsidiaries within five years of the date of this Agreement, and no such agreement, ruling or memorandum has been applied for or is currently pending.

          (d) Neither Parent nor any of its Subsidiaries is aware of any facts or circumstances that would cause the Merger to fail to qualify as a reorganization within the meaning of Section 368(a) of the Code.

          4.12. [Reserved.]

          4.13. Labor Matters.

          (a) As of the date of this Agreement, except as set forth in Section 3.11 of the Parent Disclosure Schedule, there are no agreements with, or, to the knowledge of Parent, pending petitions for recognition of, a labor union or association as the exclusive bargaining agent for any of the employees of Parent or any of its Subsidiaries and, to Parent’s knowledge, as of the date of this Agreement, there are no material representation or certification proceedings or petitions seeking a representation proceeding presently pending or threatened to be brought or filed with the National Labor Relations Board or any other comparable foreign, state or local labor relations tribunal or authority. To the knowledge of Parent, no such petitions have been pending at any time since January 1, 2008 through and including the date of this Agreement, and, to the knowledge of Parent, except as set forth in Section 3.11 of the Parent Disclosure Schedule, there has not been any material organizing effort by any union or other group seeking to represent any employees of Parent or any of its Subsidiaries as their exclusive bargaining agent at any time since January 1, 2008. As of the date of this Agreement, there are no material labor strikes, work stoppages, slowdowns, lockouts or other material labor disputes, now ongoing or, to the knowledge of Parent, threatened against or involving Parent or any of its Subsidiaries and there have not been any such material labor strikes, work stoppages or other material labor disputes with respect to Parent or any of its Subsidiaries at any time since January 1, 2008.

          (b) Neither Parent nor any of its Subsidiaries is currently or at any time since January 1, 2008 has been a party to, or otherwise bound by, any consent decree with any Governmental Entity relating to employees or employment practices. Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Parent or any of its Subsidiaries, each of Parent and its Subsidiaries are in compliance with all applicable state, federal and local laws and regulations relating to labor, employment, termination of employment or similar matters, including but not limited to laws relating to discrimination, disability, labor relations, hours of work, payment of wages and overtime wages, pay equity, immigration, workers compensation, working conditions, employee scheduling, occupational safety and health, family and medical leave, and employee terminations, and have not engaged in any unfair labor practices in violation of any law.

          4.14. Compliance with Applicable Law.

          (a) Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Parent, (i) Parent and each of its Subsidiaries hold all Permits and, since January 1, 2007 have complied in all respects with and are not in default in any respect under any law, rule or regulation applicable to Parent or any of its Subsidiaries, (ii) all such Permits are valid and in full force and effect and (iii) since January 1, 2007 neither Parent nor any of its Subsidiaries have received written notice that the Governmental Entity or other Person issuing or authorizing any such Permit intends to terminate or refuse to renew or reissue any such Permit. This Section 4.14(a) shall not apply to intellectual property or environmental matters, which are covered by Sections 4.21 and 4.22, respectively.

          (b) (i) Parent and each of its Subsidiaries are in material compliance with all Export Control Laws, including those administered by the United States Department of Commerce, the United States Department of State and the United States Department of the Treasury; (ii) Parent and each of its Subsidiaries are in material compliance with United States and international economic and trade sanctions, including those administered by OFAC within the United States Department of Treasury; and (iii) Parent and each of its Subsidiaries are in material compliance with the antiboycott regulations administered by the United States Department of Commerce, and all laws and regulations administered by the Bureau of Customs and Border Protection in the United States Department of Homeland Security.

          (c) Neither Parent nor any of its Subsidiaries nor, to the Parent’s knowledge, any of their respective directors, officers, employees, or agents for or on behalf of Parent or its Subsidiaries (i) has made, authorized or offered or is making any illegal contributions, gifts, entertainment or payments of other expenses related to political activity, (ii) has made, authorized or offered or is making any direct or indirect unlawful payments to any foreign or domestic government officials or employees, (iii) has established or maintained, or is maintaining, any unlawful fund of corporate monies or other properties, (iv) has made any bribe, unlawful rebate, payoff, influence payment, kickback or other unlawful payment of any nature or (v) has violated or is violating any provision of the Foreign Corrupt Practices Act or any other applicable laws or any conventions to which the Company and its Subsidiaries is subject relating to corruption, bribery, money laundering, political contributions or gifts and gratuities, to public officials and private persons.

          (d) Neither Parent nor any of its Subsidiaries is a “Specially Designated National” or other “Blocked Person” identified by the U.S. Government, nor a Person that is owned or controlled by or acts on behalf of a “Specially Designated National” or “Blocked Person.” To Parent’s knowledge, none of Parent’s affiliates or brokers or any director, officer, employee, nor authorized agent of Parent or any of its Subsidiaries, acting or benefiting in any capacity in connection with this Agreement, and none of the funds or other assets to be transferred hereunder are the property of, or beneficially owned by, directly or indirectly, any “Specially Designated National” or “Blocked Person.” None of Parent or any of its Subsidiaries has engaged in or facilitated any prohibited transactions with a “Specially Designated National” or other “Blocked Person” without proper prior authorization from the U.S. Government.

          4.15. Certain Contracts. (a) Section 4.15(a) of the Parent Disclosure Schedule contains a complete and correct list of each of the following Contract to which Parent or any of its Subsidiaries is a party or by which any of their respective properties or assets are bound, in each case, as of the date hereof:

                    (i) any Contract that is a “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC) to be performed after the date of this Agreement that has not been filed or incorporated by reference in the Parent SEC Reports filed prior to the date hereof;

                    (ii) except for purchase orders with customers entered into in the ordinary course of business and Contracts of the type described in other clauses of this Section 4.15(a), any Contract with a customer of Parent or any of its Subsidiaries with a term exceeding three years that is reasonably expected to provide for payments to Parent and its Subsidiaries from customers of Parent or its Subsidiaries in excess of $10,000,000 in 2010 or 2011;

                    (iii) except for purchase orders with suppliers entered into in the ordinary course of business and Contracts of the type described in other clauses of this Section 4.15(a), any Contract with a supplier of Parent or any of its Subsidiaries that is reasonably expected to provide for payments from the Parent and its Subsidiaries to such supplier in excess of $20,000,000 in 2010 or 2011;

                    (iv) any lease or similar arrangement under which Parent is the lessee of, or holds or uses, any machinery, equipment or other tangible personal property owned by any third party for an annual rent in excess of $250,000;

                    (v) any Contract expressly prohibiting or restricting the ability of Parent or its Subsidiaries (or, following the Effective Time, Parent and its affiliates) to conduct its business, to engage in any business, to solicit any potential customer, to operate in any geographical area or to compete with any Person;

                    (vi) any material Contract that expressly obligates Parent or any of its Subsidiaries (or following the Effective Time, Parent and its affiliates) to conduct business on an exclusive basis with any third party;

                    (vii) any Contract for any joint venture, strategic alliance, partnership or similar arrangement involving a sharing of profits, expenses or payments in connection with a project involving payment to or by Parent or any of its Subsidiaries of greater than $5,000,000 in any twelve (12)-month period;

                    (viii) any Contract that provides for the formation, creation, operation, management or control of any equity interest in any entity or enterprise other than Parent’s Subsidiaries, that is material to Parent and its Subsidiaries;

                    (ix) any Contract relating to any Indebtedness of Parent or its Subsidiaries in an amount in excess of $750,000;

                    (x) any Contract under which any Person has directly or indirectly guaranteed or assumed Indebtedness, liabilities or obligations of Parent or its Subsidiaries in excess of $250,000;

                    (xi) any Contract under which Parent or any of its Subsidiaries is obligated to pay any earn outs or other similar contingent purchase price obligations as of the date of this Agreement;

                    (xii) any Contract other than for sales of inventory, products, services or scrap (or related assets and rights transferred in connection with such sales),of Parent relating to the acquisition or disposition of any assets or business for a purchase price in excess of $2,000,000 (whether by merger, sale of stock, sale of assets or otherwise) with any outstanding obligations as of the date of this Agreement that are material to Parent or contain any right of first refusal, right of first offer or similar right;

                    (xiii) any Contract pursuant to which Parent or any of its Subsidiaries agrees to indemnify or hold harmless any director or executive officer of Parent or any of its Subsidiaries (other than the organizational documents of Parent or its Subsidiaries); and

                    (xiv) any material Contracts between Parent or any of its Subsidiaries, on the one hand, and any of Parent’s stockholders or their affiliates (other than Parent and its Subsidiaries) that is a current or former employee or consultant to Parent or one of its Subsidiaries (but other than in such capacity with such employee or consultant), on the other hand.

Each Contract of the type described in this Section 4.15(a), whether or not set forth in the Parent Disclosure Schedule, is referred to as a “Parent Contract.”

          (b) Each Parent Contract is a valid and binding obligation of Parent or the Subsidiary that is party thereto and, to Parent’s knowledge as of the date of this Agreement, the other parties thereto, enforceable against Parent and its Subsidiaries and, to Parent’s knowledge, the other parties thereto in accordance with its terms (in each case, subject to the Bankruptcy and Equity Exception). Neither Parent nor any of its Subsidiaries is, nor, to Parent’s knowledge as of the date of this Agreement, is any other party, in breach, default or violation (and no event has occurred or not occurred through Parent’s or any of its Subsidiaries’ action or inaction or, to Parent’s knowledge, through the action or inaction of any third party, that with notice or the lapse of time or both would constitute a breach, default or violation) of any term, condition or provision of any Parent Contract, except for breaches, defaults or violations that would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Parent (disregarding for this purpose clause (D) of the proviso to the definition of such term). There are no disputes pending or, to Parent’s knowledge, threatened with respect to any Parent Contract except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Parent (disregarding for this purpose clause (D) of the proviso to the definition of such term). Parent has made available to the Parent prior to the date of this Agreement a complete and correct copy of each Parent Contract, including all material amendments, modifications and supplements thereto as in effect on the date of this Agreement.

          4.16. Government Contracts.

          (a) There are no disputes pending or, to Parent’s knowledge, threatened with respect to any Parent Government Contract except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Parent.

          (b) Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Parent, with respect to each Parent Government Contract, since January 1, 2007: (i) each of Parent and its Subsidiaries has complied with all laws pertaining to such Parent Government Contract; (ii) each of Parent and its Subsidiaries has complied with all requirements of governmental statutes, rules, regulations or, orders pertaining to such Parent Government Contract; (iii) each representation and certification directly or indirectly made to any Governmental Entity in a formal certification executed by Parent or its Subsidiaries pertaining to such Parent Government Contract was true and correct in all material respects as of its effective date, and Parent and each of its Subsidiaries has complied with each such representation and certification; and (iv) neither Parent nor any of its Subsidiaries has submitted any non-current, inaccurate or incomplete cost or pricing data to any Governmental Entity or higher tier prime contractor in connection with such Parent Government Contract. With respect to each Parent Government Contract, (x) no suspension, stop work order, cure notice or show cause notice in effect with respect to any such Parent Government Contract has been issued and remains unresolved nor, to Parent’s knowledge, has any Governmental Entity threatened to issue one and (y) neither Parent nor its Subsidiaries has received any written notice of the intention of any other party to a Parent Government Contract to terminate for default, convenience or otherwise any Parent Government Contract nor, to Parent’s knowledge, is any such party threatening to do so and (z) to the knowledge of Parent, neither Parent nor its Subsidiaries is aware of any organizational conflicts of interest that might arise as a result of the Merger or the other transactions contemplated by this Agreement.

          (c) With respect to the Parent Government Contracts (i) to the knowledge of Parent, there is no pending administrative, civil fraud or criminal investigation or indictment of Parent, any of its Subsidiaries or any director, officer or employee of Parent or any of its Subsidiaries by any Governmental Entity with respect to any alleged or potential violation of law regarding any Parent Government Contract; (ii) neither Parent nor any of its Subsidiaries nor, to the knowledge of the Parent, any of their respective directors, officers or employees is suspended or debarred from doing business with the U.S. Government or declared nonresponsible or ineligible for U.S. Government contracting and there is no pending suspension, debarment or equivalent proceeding against Parent or any of its Subsidiaries or, to the knowledge of Parent, any director, officer or employee of Parent or any of its Subsidiaries; and (iii) there is no (A) outstanding written request by the U.S. Government for a material contract price adjustment based on a claimed disallowance by the Defense Contract Audit Agency or claim of defective pricing; or (B) unresolved material claim or equitable adjustment by Parent or any of its Subsidiaries against the U.S. Government. Since January 1, 2007, neither Parent nor any of its Subsidiaries, nor any of Parent’s or its Subsidiaries’ directors, officers or employees has hired any law firm or outside counsel to conduct any internal investigation, or made a voluntary disclosure to the U.S. Government, with respect to any alleged misstatement or omission arising under or relating to any Parent Government Contract or Parent Bid.

          (d) Parent and its Subsidiaries and their respective employees possess all government security clearances necessary to perform the Parent Government Contracts, and all such security clearances are valid and in force and effect.

          (e) For the purposes of this Agreement, “Parent Government Contract” means any prime contract, subcontract, teaming agreement or arrangement, joint venture, basic ordering agreement, pricing agreement, letter contract or any other similar arrangement or commitment of any kind between Parent or any of its Subsidiaries and (i) the U.S. Government, (ii) any prime contractor to the U.S. Government in its capacity as a prime contractor or (iii) any subcontractor with respect to any contract of a type described in clauses (i) or (ii) above. For the purposes of this Agreement, “Parent Bid” means any quotation, bid or proposal by Parent or any of its Subsidiaries that, if accepted or awarded, would result in a Parent Government Contract (other than a Parent Bid).

          4.17. Product Warranty. There are no written product warranty claims currently pending, or to the knowledge of Parent, threatened in writing, against any of Parent or its Subsidiaries in each case that would reasonably be expected to give rise to a liability of more than $250,000 individually. Since January 1, 2009 neither Parent nor its Subsidiaries have given written notice to any customer of any material defect or deficiency with respect to any of the products manufactured, sold, leased and delivered by Parent and its Subsidiaries.

          4.18. Product Liability. Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Parent, since January 1, 2007, no person has made any third-party written claim against any of Parent or its Subsidiaries arising out of any personal injury and/or death resulting from the products manufactured, marketed, sold or otherwise provided by, or on behalf of, any of Parent or its Subsidiaries.

          4.19. Customers and Suppliers. Section 4.17 of the Parent Disclosure Schedule sets forth a complete and accurate list of the names and addresses of the Parent Significant Customers and Parent Significant Suppliers as of the date hereof. For the purposes of this Agreement, “Parent Significant Customer” shall mean each of the customers of Parent that accounts for 10% or more of Parent’s revenues for each of the two most recent fiscal years and “Parent Significant Supplier” shall mean each of the suppliers of Parent and its Subsidiaries that account for 10% or more of Parent’s and its Subsidiaries’ (taken together) purchases of parts, components and assemblies, subassemblies and raw materials for each of the two most recent fiscal years.

          4.20. Property. Except as would not, individually or in the aggregate, have, or reasonably be expected to have, a Material Adverse Effect on Parent, Parent or one of its Subsidiaries (a) has good and marketable title to all real property and assets reflected in the latest audited balance sheet included in such Parent SEC Reports as being owned by Parent or one of its Subsidiaries or acquired after the date thereof (except properties sold or otherwise disposed of since the date thereof in the ordinary course of business) (the “Parent Owned Properties”), free and clear of all Liens, except Permitted Encumbrances and (b) is the lessee of all leasehold estates reflected in the latest audited financial statements included in such Parent SEC Reports or acquired after the date thereof (except for leases that have expired by their terms since the date thereof) (the “Parent Leased Properties” and, collectively with the Parent Owned Properties that are real property, and including all appurtenances thereto and fixtures thereon, the “Parent Real Property”), free and clear of all Liens, except for Permitted Encumbrances, and is in possession of the properties purported to be leased thereunder, and each such lease is valid without default thereunder by the lessee or, to Parent’s knowledge, the lessor. Section 4.20 of the Parent Disclosure Schedule sets forth a true and complete list, as of the date hereof, of all Parent Real Property. The Parent Real Property is in material compliance with all applicable zoning laws and building codes, and the buildings and improvements located on the Parent Real Property, taken as a whole, are in reasonable operating condition. As of the date of this Agreement, there are no pending or, to Parent’s knowledge, threatened condemnation proceedings against the Parent Real Property. Parent and its Subsidiaries own and have good and valid title to, or have valid rights to use, all material tangible personal property used by them in connection with the conduct of their businesses, in each case, free and clear of all Liens, other than Permitted Encumbrances.

          4.21. Intellectual Property. (a) To Parent’s knowledge, Parent and its Subsidiaries own, or are licensed or otherwise possess valid rights in and to use, all material trademarks, trade names, service marks, service names, logos, assumed names, copyrights, patents, trade secrets, confidential information or applications and registrations of any of the foregoing used in their respective businesses as currently conducted by Parent and its Subsidiaries (collectively, the “Parent Intellectual Property”). Section 4.19(a) of the Parent Disclosure Schedule contains a true and complete list, as of the date hereof, of (i) all material Contracts, other than licenses of commercially available off-the-shelf software, confidentiality agreements, and employee confidentiality and invention assignment agreements, pursuant to which Parent or its Subsidiaries obtains or grants the right to use any Parent Intellectual Property and (ii) all patent and patent applications, registered trademark and trademark applications, internet domain names and copyright registrations and copyright applications that are material to the conduct of the business of Parent and its Subsidiaries and are owned by Parent or its Subsidiaries. Except as would not, individually or in the aggregate, have, or reasonably be expected to have, a Material Adverse Effect on Parent, to the Parent’s knowledge, Parent and each of its Subsidiaries are in compliance with patent and trademark marking requirements with respect to any Parent Intellectual Property that is issued, granted or registered by or with a Governmental Entity.

          (b) Except as would not, individually or in the aggregate, have, or reasonably be expected to have, a Material Adverse Effect on Parent, to Parent’s knowledge, (i) there are no pending or threatened claims, suits or arbitrations by any third party alleging or involving infringement or misappropriation by Parent or any of its Subsidiaries or any licensee of Parent Intellectual Property with respect to their use of the Parent Intellectual Property; (ii) the conduct of the business of Parent and its Subsidiaries does not infringe any intellectual property rights of any third party; (iii) none of the Parent Intellectual Property or the Parent’s ownership interest therein is the subject of any challenge and neither Parent nor its Subsidiaries has received any written notice to such effect; (iv) Parent’s existing patents and patent applications are valid and enforceable; (v) neither Parent nor any of its Subsidiaries has made any claim of a violation or infringement by others of its rights to or in connection with the Parent Intellectual Property that is owned by Parent or its Subsidiaries; (vi) no third person is infringing any Parent Intellectual Property; and (vii) it is the general practice of Parent and each of its Subsidiaries to require each employee of Parent or any of its Subsidiaries whose duties include engineering or who design and develop Parent’s products to execute a confidentiality and patent rights assignment agreement, substantially in the form made available to the Company prior to the date hereof, which agreement conveys to Parent or its Subsidiaries the right, title and interest in all intellectual property developed by such employee.

          4.22. Environmental Laws and Regulations. Except as set forth in Section 4.22 of the Parent Disclosure Schedule:

          (a) The operations of Parent and its Subsidiaries comply with all applicable Environmental Laws, except with respect to any non-compliance that would not, individually or in the aggregate, have, or reasonably be expected to have a Material Adverse Effect on Parent. Parent and its Subsidiaries have obtained all material Environmental Permits necessary for the operation of their respective businesses, and all such Environmental Permits are in good standing. Neither Parent nor any of its Subsidiaries is subject to any ongoing investigation by, proceeding with, written order from or written claim by any person against Parent regarding any alleged violation of or liability arising under any Environmental Law, except for such investigations, orders or written claims that would not, individually or in the aggregate, have, or reasonably be expected to have a Material Adverse Effect on Parent. Neither Parent nor any of its Subsidiaries is subject to any ongoing obligations pursuant to an outstanding order, judgment, decree or settlement with respect to any alleged violation of or liability under any Environmental Law, except for any such outstanding order, judgment, decree or settlement that would not, individually or in the aggregate, have, or reasonably be expected to have a Material Adverse Effect on Parent.

          (b) (i) There have been no Releases by Parent or any of its Subsidiaries of any Hazardous Substances into, on or under or from any Parent Real Property, and (ii) Parent has not been notified in writing of any Releases by or arranged for by Parent or any of its Subsidiaries of any Hazardous Substances into, on or under or from any other properties, including landfills in which Hazardous Substances have been Released or properties on or under or from which Parent or any of its Subsidiaries has performed services, except, in the case of either (i) or (ii), for any such Releases that would not, individually or in the aggregate, have, or reasonably be expected to have a Material Adverse Effect on Parent. To the knowledge of Parent, no Parent Real Property has been used at any time as a landfill or as a treatment, storage or disposal facility for any Hazardous Substance. To the knowledge of Parent, there is not now any underground or above ground storage tanks, or surface impoundment on or in any Parent Real Property except instances in which the existence of such underground or above ground storage tank, or surface impoundment that would not, individually or in the aggregate, have, or reasonably be expected to have a Material Adverse Effect on Parent. Neither Parent nor any of its Subsidiaries has received notice or, to Parent’s knowledge, is subject to any proceeding under any Environmental Law with respect to any facility to which it has sent any Hazardous Substance for re-use, recycling, reclamation, treatment, storage or disposal, except for such notices of proceedings that would not result in a material obligation or liability of Parent. Parent has filed all notices required to be filed under any Environmental Law indicating past or present treatment, storage or disposal of a Hazardous Substance or reporting a spill or release of a Hazardous Substance into the environment at any Parent Real Property, except for filings relating to matters that would not reasonably be expected, individually or in the aggregate, to result in a Material Adverse Effect on Parent.

          (c) To Parent’s knowledge, no Parent Real Property or any facilities owned, leased or operated by Parent contains any friable asbestos-containing material except for quantities of friable asbestos material that would not reasonably be expected, individually or in the aggregate, to result in a Material Adverse Effect on Parent. No claims have been made, and no suits or proceedings are pending or, to Parent’s knowledge, threatened by any employee against the Company or any of its Subsidiaries that are premised on exposure to asbestos or asbestos-containing material that would reasonably be expected, individually or in the aggregate, to result in a Material Adverse Effect on Parent.

          (d) The Company is not party to a contract to which it is obligated to indemnify any other Person with respect to any material pending legal actions or claims against such other Person asserting liabilities arising under Environmental Law.

          (e) Parent has delivered to the Company true, correct and complete copies of the Phase I environmental reports of which it has actual knowledge, which are in its possession or control, and which were prepared since January 1, 2007 regarding any Parent Real Property.

          (f) This Section 4.22 provides the sole and exclusive representations and warranties of Parent in respect of environmental matters, including any and all matters arising under Environmental Laws.

          4.23. Insurance. Subject to any settlements and commutations, as of the date of this Agreement, all material insurance policies held by, or for the benefit of Parent and its Subsidiaries are in full force and effect, are valid and enforceable and all premiums due thereunder have been paid. Since January 1, 2010 through and including the date of this Agreement, neither Parent nor any of its Subsidiaries has received written notice of cancellation or termination, other than in connection with normal renewals, of any such insurance policies, and no claim has been reported to the insurance provider that is pending as of the date of this Agreement under any such insurance policy, which claim involves an amount in excess of $250,000 individually, or $1,000,000 in the aggregate.

          4.24. Parent Information. The information in the Proxy Statement (other than the information provided by the Company in writing specifically for inclusion in the Proxy Statement) will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances in which they are made, not misleading. The Proxy Statement will comply in all material respects with the provisions of the Exchange Act and the rules and regulations thereunder.

          4.25. Broker’s Fees. There is no investment banker, broker, finder or other intermediary that has been retained by or is authorized to act on behalf of Parent or any of its affiliates who would be entitled to any fee or commission from any Person other than Parent or its affiliates in connection with the Merger or any of the other transactions contemplated by this Agreement.

ARTICLE V

COVENANTS RELATING TO CONDUCT OF BUSINESS

          5.1. Conduct of Business Prior to the Effective Time. Except as expressly contemplated by or permitted by this Agreement or with the prior written consent of Parent, during the period from the date of this Agreement to the Effective Time, the Company shall, and shall cause each of its respective Subsidiaries to, subject to the limitations set forth in Section 5.2, (a) conduct its business in the ordinary course in all material respects, (b) use reasonable best efforts to (i) maintain and preserve intact its business organization and advantageous business relationships and retain the services of its key officers and key employees, (ii) maintain and keep material property and assets consistent with past practices, (iii) maintain in effect all material Permits consistent with past practices and (c) take no action that is intended to or would reasonably be expected to adversely affect or materially delay the ability of the Company, Parent or Merger Sub to obtain any necessary approvals of any Governmental Entity required for the transactions contemplated hereby or to perform its covenants and agreements under this Agreement or to consummate the transactions contemplated hereby or thereby.

          5.2. Company Restrictions. During the period from the date of this Agreement to the Effective Time, except as set forth in Section 5.2 of the Company Disclosure Schedule or as expressly contemplated or permitted by this Agreement, the Company shall not, and shall not permit any of its Subsidiaries to, without the prior written consent of Parent, which consent shall not be unreasonably withheld, denied, conditioned or delayed:

          (a) sell, lease, license, transfer, convey, assign, or otherwise dispose of any material rights, properties or assets, tangible or intangible, of the Company or its Subsidiaries, other than (i) obsolete or non-used assets or rights or properties or assets with a fair market value not in excess of $1,000,000 in the aggregate or (ii) sales of inventory, products, services or scrap (or related assets and rights transferred in connection with such sales), in the ordinary course of business consistent with past practice;

          (b) (i) other than pursuant to borrowings under facilities in existence as of the date hereof and set forth on Section 3.13(a)(viii) of the Company Disclosure Schedule, incur, assume or guarantee any Indebtedness other than (x) the replacement or renewal of letters of credit in existence as of the date hereof with new letters of credit in the same or a lesser amount or (y) entry into new letters of credit or increasing existing letters of credit in an aggregate amount not exceeding $5,000,000, (ii) cancel or waive any claims under any material Indebtedness or amend or modify adversely to the Company in any material respect the terms relating to any such Indebtedness, (iii) other than in the ordinary course of business consistent with past practice, assume, guarantee, endorse or otherwise as an accommodation become responsible for obligations of any Person other than the Company or any of its Subsidiaries, or (iv) other than in the ordinary course of business consistent with past practice make any material loans or advances, except among the Company and any of its Subsidiaries;

          (c) adjust, split, combine or reclassify any of its capital stock;

          (d) (i) make any loans, payments or other distributions to (x) the Holders or any of their affiliates (other than the Company and its Subsidiaries) (other than in accordance with the terms, as of the date hereof, of an agreement set forth on 3.13(a)(xiv) of the Company Disclosure Schedule) or (y) officers, directors, employees, in each of clause (x) and (y), other than in their capacities as current or former officers, directors or employees of the Company or any of its Subsidiaries in the ordinary course of business consistent with past practice; or (ii) enter into any Contract with any stockholder or an affiliate of any stockholder (other than the Company and its Subsidiaries), other than in their capacities as current or former officers, directors or employees of the Company or any of its Subsidiaries in the ordinary course of business consistent with past practice;

          (e) make, declare or pay any dividend, or make any other distribution on, or directly or indirectly redeem, purchase or otherwise acquire, any shares of its capital stock or any securities or obligations convertible (whether currently convertible or convertible only after the passage of time or the occurrence of certain events) into or exchangeable for any shares of its capital stock (except for dividends paid by any of the Subsidiaries of the Company to the Company or to any of its wholly owned Subsidiaries);

          (f) grant any Company Options, Company SARs, Company RSUs, restricted shares, awards based on the value of the Company’s capital stock or other equity-based award with respect to shares of the Company Common Stock under any of the Company Stock Plans or otherwise, or grant any individual, corporation or other entity any right to acquire any shares of its capital stock;

          (g) issue any additional shares of capital stock or other securities, except pursuant to the exercise of Company Options or Company SARs or the settlement of Company RSUs, in all cases, granted under a Company Stock Plan that are outstanding as of the date of this Agreement;

          (h) except as required under applicable law or the terms of any Company Benefit Plan, any collective bargaining agreement or any other plan or Contract existing as of the date hereof, (i) increase in any manner the compensation or benefits, including severance benefits, of any of the current or former directors, officers or employees of the Company or its Subsidiaries other than (A) changes resulting from the annual process for open enrollment into the Company’s welfare benefit plans and (B) customary increases in the ordinary course of business consistent with past practice made to employees below the level of Vice President, (ii) pay or commit to pay any severance, bonus, retirement or retention amounts to any of the current or former directors, officers or employees of the Company or its Subsidiaries other than payments or commitments to pay severance not in excess of $10,000 above the amount required under the terms of the Company’s Severance Benefit Plan for Eligible Non-represented Employees or identified as a severance plan on Section 3.10 of the Company Disclosure Schedule, (iii) become a party to, establish, amend, commence participation in or commit itself to the adoption of any stock option plan or other stock-based compensation plan, pension, retirement, profit-sharing, material welfare benefit, or other material employee benefit plan or employment agreement with or for the benefit of any of the current or former directors, officers or employees of the Company or its Subsidiaries (or newly hired employees), (iv) except as contemplated by this Agreement, accelerate the vesting or payment or cause to be funded or otherwise secure the payment of any compensation and/or benefits, (v) amend, extend, renew or enter into any collective bargaining agreement or make any determinations not in the ordinary course of business consistent with past practice under any collective bargaining agreement or Company Benefit Plan, (vi) hire or enter into an employment agreement with any employee who would have total annual cash compensation (salary and target bonus) of $200,000 or more, or (vii) change any actuarial or other assumptions used to calculate funding obligations with respect to any Company Benefit Plan or change the manner in which contributions to such plans are made or the basis on which such contributions are determined, except as may be required by GAAP;

          (i) other than (i) acquisitions of assets in the ordinary course of business consistent with past practice, acquire (by merger, consolidation, purchase of assets or equity interests or otherwise) any businesses, assets, properties or interests in any other Person for consideration in excess of $2,000,000 in the aggregate or (ii) merge or consolidate with any Person;

          (j) make any capital expenditure requiring payments in excess of $2,000,000 for any item or series of related items, except for capital expenditures previously approved by the Company or its Subsidiaries;

          (k) make any material investment either by purchase of stock or securities or contributions to capital in excess of $1,000,000 (other than in a wholly-owned Subsidiary);

          (l) (i) enter into any new line of business or (ii) except as required by applicable law, regulation or policies imposed by any Governmental Entity, change any material policy established by the executive officers of the Company that generally applies to the operations of the Company;

          (m) except as required by changes in applicable law after the date hereof, amend its charter or bylaws or comparable organizational documents, or otherwise take any action to exempt any person from any provision of its charter or bylaws;

          (n) (i) terminate or amend or otherwise modify in any material respect, except in the ordinary course of business consistent with past practice, or knowingly violate in any material respect the terms of, any Company Contract, except for amendments or modifications to any Company Contract described in Section 3.13(a)(ii) or 3.13(a)(iii) (other than formal amendments to any of such Company Contracts executed by (or of a type typically executed by) an officer of the Company), or (ii) enter into any new agreements or contracts or other binding obligations of the Company or its Subsidiaries containing any express restriction (or agree to expand any existing restriction) on the ability of the Company or its Subsidiaries (or after the Effective Time, Parents and its affiliates) to conduct its business as it is presently being conducted in any material respect;

          (o) enter into (A) a Company Contract with a supplier of the Company or its Subsidiaries that is reasonably expected to provide for payments from the Company and its Subsidiaries to such supplier in excess of $20,000,000 in any 12-month period, (B) a Company Contract with a customer of the Company or its Subsidiaries with a term exceeding three years or that is reasonably expected to provide for payments to the Company and its Subsidiaries from customers of the Company or its Subsidiaries in excess of $25,000,000 in any 12-month period, or (C) that would be a Company Contract under Section 3.13(a)(i);

          (p) (i) commence, settle or compromise any litigation, action or proceeding except for (i) settlements involving only monetary remedies with a value not in excess of $1,000,000 with respect to any individual litigation, action or proceeding or $20,000,000 in the aggregate and (ii) the commencement of any litigation, action or proceeding in the ordinary course of business consistent with past practice;

          (q) other than in the ordinary course of business consistent with past practice, reduce the amount of insurance coverage or fail to renew any material existing insurance policies;

          (r) amend in a manner that adversely impacts the ability of the Company to conduct its business, terminate or allow to lapse any material Permit;

          (s) (i) cancel or permit to lapse any trademarks, trade names, service marks, service names, logos, assumed names, copyrights or patents or applications or registrations thereof that are included in the Company Intellectual Property other than in the ordinary course of business consistent with past practice, or (ii) disclose to any third party, other than representatives of Parent or under a confidentiality agreement, any trade secret included in the Company Intellectual Property in a way that results in loss of trade secret protection, in each of clause (x) and (y) in a manner that is materially adverse to the Company;

          (t) implement or adopt any change in its accounting principles, practices or methods, other than as may be required by applicable law, GAAP or regulatory guidelines;

          (u) adopt a plan of complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization;

          (v) intentionally take any action that is intended to result in any of the conditions to the Merger set forth in Article VII not being satisfied;

          (w) (i) make, change or revoke any material Tax election, (ii) take any position on any Tax Return filed on or after the date of this Agreement or adopt any method therein that is materially inconsistent with elections made, positions taken or methods used in preparing or filing similar Tax Returns in prior periods unless such position or election is required pursuant to a change in applicable law, (iii) change any material method of Tax accounting or any annual Tax accounting period, (iv) enter into any closing agreement, (v) settle or compromise any material liability for Taxes, (vi) file any material amended Tax Return, or (vii) surrender any right or claim to a material refund of Taxes; or

          (x) agree to take, or make any commitment to take, any of the actions prohibited by this Section 5.2.

          Parent agrees to use its reasonable best efforts to indicate whether or not it will consent to any action prohibited by this Section 5.2 within two business days of Parent’s receipt of a written request from the Company with respect to such action.

          5.3. Conduct of Parent Prior to the Effective Time. Except as expressly contemplated by or permitted by this Agreement or with the prior written consent of the Company during the period from the date of this Agreement to the Effective Time, Parent shall, and shall cause each of its respective Subsidiaries to, (a) conduct its business in the ordinary course in all material respects, (b) use reasonable best efforts to (i) maintain and preserve intact its business organization and advantageous business relationships and retain the services of its key officers and key employees, (ii) maintain and keep material property and assets consistent with past practices, (iii) maintain in effect all material Permits necessary for the lawful conduct of their respective businesses and (c) take no action that is intended to or would reasonably be expected to adversely affect or materially delay the ability of the Company, Parent or Merger Sub to obtain any necessary approvals of any Governmental Entity required for the transactions contemplated hereby or to perform its covenants and agreements under this Agreement or to consummate the transactions contemplated hereby or thereby.

          5.4. Fundamental Purchaser Changes. During the period from the date of this Agreement to the Effective Time, except as set forth in Section 5.4 of the Parent Disclosure Schedule and except as expressly contemplated or permitted by this Agreement, Parent shall not, and shall not permit any of its Subsidiaries to, without the prior written consent of the Company, which consent shall not be unreasonably withheld, denied, conditioned or delayed:

          (a) other than pursuant to borrowings under facilities in existence as of the date hereof, the Financing or any refinancing of existing Indebtedness for the same amount outstanding, incur, assume or guarantee any Indebtedness in excess of $50,000,000;

          (b) adjust, split, modify, combine or reclassify any of its capital stock;

          (c) make, declare or pay any extraordinary or special dividend, or make any other extraordinary or special distribution on any shares of its capital stock or any securities or obligations convertible (whether currently convertible or convertible only after the passage of time or the occurrence of certain events) into or exchangeable for any shares of its capital stock (except for dividends paid by any of the Subsidiaries of Parent to Parent or to any of its wholly owned Subsidiaries);

          (d) make any loans or advances in excess of $1,000,000 other than in the ordinary course of business;

          (e) grant any equity-based award with respect to shares of Parent Common Stock other than annual, new hire and promotion equity grants under the Parent Stock Plans in the ordinary course of business and the establishment of 2011 target equity awards in the ordinary course of business, consistent with past practices;

          (f) issue any additional shares of capital stock, except pursuant to the exercise of stock options or the settlement of performance shares outstanding as of the date hereof or issued in compliance with Section 5.4(e) or in the ordinary course of business in connection with the Parent Stock Plans;

          (g) merge or consolidate with any Person or acquire (by merger, consolidation, purchase of assets or equity interests or otherwise) or sell or dispose of any businesses, assets, properties or interests in any other Person;

          (h) amend, repeal or otherwise modify its charter or bylaws in a manner that would materially and adversely affect the Company or the transactions contemplated by this Agreement;

          (i) settle or agree to settle any of the claims, actions or proceedings arising out of the matters subject to the legal proceedings with the Eaton Corporation set forth on Section 5.4(i) of the Parent Disclosure Schedule, if such settlement or agreement would (i) have or reasonably be expected to have a Material Adverse Effect on Parent or (ii) result in any acknowledgement of criminal activity or wrongdoing on the part of Parent or any of its Subsidiaries or their respective current or former employees;

          (j) intentionally take any action or fail to take any action that is intended to result in any of the conditions to the Merger set forth in Article VII not being satisfied; or

          (k) agree to take, make any commitment to take, or adopt any resolutions of its board of directors in support of, any of the actions prohibited by this Section 5.4.

          The Company agrees to use its reasonable best efforts to indicate whether or not it will consent to any action prohibited by this Section 5.2 within two business days of the Company’s receipt of a written request from Parent with respect to such action

          5.5. Control of Operations. Nothing contained in this Agreement shall give Parent or the Company, directly or indirectly, the right to control or direct the other party’s operations prior to the Effective Time.

ARTICLE VI

ADDITIONAL AGREEMENTS

          6.1. Reasonable Best Efforts; Further Assurances.

          (a) Subject to the terms and conditions of this Agreement, Parent and the Company will use their respective reasonable best efforts to, and will cause their respective Subsidiaries to, take, or cause to be taken, all actions and to do, or cause to be done, all things necessary or desirable under applicable law to consummate the transactions contemplated by this Agreement. Parent and the Company agree to execute and deliver such other documents, certificates, agreements and other writings and to take such other actions as may be necessary or desirable in order to consummate or implement expeditiously the transactions contemplated by this Agreement. Such actions shall include (i) preparing and filing as promptly as reasonably practicable all documentation to effect all necessary notices, reports, and other filings and to obtain as promptly as reasonably practicable all consents, registrations, approvals, waivers, orders, exemptions, permits and authorizations necessary or advisable to be obtained from any third party and/or any Governmental Entity in order to consummate the transactions contemplated by this Agreement and (ii) taking all actions reasonably necessary in order to comply with or satisfy the requirements of any applicable laws and rules and regulations and other requirements of any Governmental Entity that would prevent the consummation of the transactions contemplated by this Agreement. Parent and the Company shall cooperate with one another (i) in determining whether any action by or in respect of, or filing with, any Governmental Entity is required, (ii) in determining whether any actions, consents, approvals or waivers are required to be taken by or obtained from parties to any Contracts, in connection with the consummation of the Merger and the other transactions contemplated by this Agreement, (iii) in taking such actions or making any such filings, furnishing information required in connection therewith and seeking timely to take or obtain any such actions, consents, approvals or waivers and (iv) and shall keep each other apprised of the status of matters related to obtaining any such actions, consents, approvals or waivers. Without limiting the foregoing, (i) Parent shall control all discussions with (A) any Governmental Entity relating to the filings required under the HSR Act and (B) with the other parties set forth in Section 6.1 of the Parent Disclosure Schedule, in each case relating to the transactions contemplated by this Agreement, (ii) Parent and the Company shall use reasonable best efforts to comply (and cause their affiliates to comply) promptly but in no event later than ten (10) business days after the date hereof with the notification and reporting requirements of the HSR Act, (iii) each of Parent and the Company shall use their respective reasonable best efforts to (and shall cause their affiliates to use their reasonable best efforts to) obtain early termination of the waiting period under the HSR Act and (iv) each of Parent and the Company shall use reasonable best efforts to, as soon as practicable, and in any event within fifteen (15) business days after the date hereof, make such other filings with any foreign Governmental Entity as may be required under any applicable similar foreign law. Each of Parent and the Company shall (and shall cause their affiliates to) substantially comply with any request or demand for the production, delivery or disclosure of documents or other evidence, or any request or demand for the production of witnesses for interviews or depositions or other oral or written testimony, by the Antitrust Division of the United States Department of Justice or the United States Federal Trade Commission or the antitrust or competition law authorities of any other jurisdiction (an “Antitrust Authority”) relating to the transactions contemplated hereby or by any third party challenging the transactions contemplated hereby, including, without limitation, any so called “second request” for additional information or documentary material or any civil investigative demand made or issued by the Antitrust Division of the United States Department of Justice or the United States Federal Trade Commission or any subpoena, interrogatory or deposition. Each of Parent and the Company shall (and shall cause their affiliates to) use its reasonable best efforts to (i) obtain termination or expiration of the waiting period under the HSR Act and such other approvals, consents and clearances as may be necessary, proper or advisable under any foreign antitrust or competition laws and (ii) prevent the initiation of any litigation, suit, action, order or proceeding by an Antitrust Authority or the entry or issuance of any Restraint which would prohibit, make unlawful or delay the consummation of the transactions contemplated by this Agreement. Each of Parent and the Company shall (and shall cause their affiliates to) cooperate in good faith with the Antitrust Authorities and use its reasonable best efforts to complete lawfully the transactions contemplated by this Agreement as soon as practicable (but in any event prior to the Outside Date) and use its reasonable best efforts to avoid, prevent, eliminate or remove the actual or threatened commencement of any proceeding in any forum by or on behalf of any Antitrust Authority or the issuance of any Restraint that would delay, enjoin, prevent, restrain or otherwise prohibit the consummation of the Merger.

          (b) Parent and the Company shall cooperate with each other in connection with the making of all filings referred to in Section 6.1(a), including providing copies of all such documents to the non-filing party and its advisors prior to filing and, if requested, accepting reasonable additions, deletions or changes suggested in connection therewith. Parent and the Company shall use their respective reasonable best efforts to furnish to each other all information required for any application or other filing to be made pursuant to the rules and regulations of any applicable law in connection with the transactions contemplated by this Agreement. Neither Parent nor the Company may participate or agree to participate in any substantive meeting, telephone call or discussion with any Governmental Entity in connection with the filings required under the HSR Act in connection with the transactions contemplated by this Agreement unless it consults with the other party in advance and, to the extent permitted by such Governmental Entity, gives the other party the opportunity to attend such meeting, telephone call or discussion. The Company and the Holder Representative agree that Parent shall control all meetings, telephone calls and communications relating to the filings required under the HSR Act with any Governmental Entity with respect to the transactions contemplated by this Agreement. The parties hereto will consult and cooperate with one another, and consider in good faith the views of one another, in connection with, and provide to the other parties in advance, any analyses, appearances, presentations, memoranda, briefs, arguments, opinions and proposals made or submitted by or on behalf of any party hereto in connection with proceedings under or relating to any filings required under the HSR Act. Notwithstanding the foregoing, the Company and Parent may, as each deems advisable and necessary, reasonably designate any competitively sensitive material provided to the other under this Section 6.1(b) as “Antitrust Counsel Only Material.” Such materials and the information contained therein shall be given only to the outside antitrust counsel of the recipient and will not be disclosed by such outside counsel to employees, officers or directors of the recipient unless express permission is obtained in advance from the source of the materials (Parent or the Company, as the case may be) or its legal counsel.

          6.2. Access to Information. Upon reasonable notice and subject to applicable law, the Company shall, and shall cause each of its Subsidiaries to, and Parent shall, and shall cause each of its Subsidiaries to, afford to the other party’s employees, accountants, counsel, advisors, agents and other representatives, reasonable access, during normal business hours during the period prior to the Effective Time, to all its properties, books, contracts, commitments and records, and, during such period, such party shall, and shall cause its Subsidiaries to, without limitation to the preceding obligations, make available to the other party (a) a copy of each report, schedule, registration statement and other document filed or received by it during such period pursuant to the requirements of federal securities laws (other than reports or documents that such party is not permitted to disclose under applicable law), (b) a copy of all correspondence between such party or any of its Subsidiaries and any party to a Contract with regard to any action, consent, approval or waiver that is required to be taken or obtained with respect to such Contract in connection with the consummation of the Merger or the other transactions contemplated by this Agreement and (c) all other information concerning its business, properties and personnel as the other party may reasonably request. Notwithstanding the foregoing, (i) neither party shall be required to provide access to or make available to any Person any document or information that is the subject of any confidentiality agreement with any third party (provided that the withholding party uses reasonable efforts to obtain the required consent of such third party to such access or disclosure) or subject to any attorney-client or work-product privilege (provided that the withholding party will use reasonable efforts to allow such access or disclosure in a manner that does not result in loss or waiver of such privilege). All information and materials provided pursuant to this Agreement shall be subject to the provisions of the Confidentiality Agreement entered into between the parties as of December 30, 2009 (the “Confidentiality Agreement”). No investigation by a party hereto or its representatives shall affect the representations and warranties of the other party set forth in this Agreement.

          6.3. Stockholder Approval.

          (a) Parent shall call a meeting of its stockholders (the “Parent Meeting”) for the purpose of obtaining the requisite stockholder approval required in connection with the issuance of Parent Common Stock in the Merger (the “Parent Stockholder Approval”)

and shall use its reasonable best efforts to cause such meeting to occur as soon as practicable, and in any event within 35 days following the date on which the Proxy Statement is cleared by the SEC, which efforts shall include the actions set forth in Section 6.3(b); provided that Parent shall have the right to delay the Parent Meeting as necessary (i) if Parent has not on the date of the Parent Meeting received proxies representing a sufficient number of shares of Parent Common Stock to obtain the Parent Stockholder Approval, (ii) if Parent reasonably determines that it is legally required to provide new or additional information to its stockholders and to provide its stockholders with additional time to review such information prior to the Parent Meeting or (iii) by up to ten business days if Parent has provided to the Company written notice of its determination to effect a Change of Recommendation ten or fewer business days prior to the Parent Meeting. The Board of Directors of Parent shall use its reasonable best efforts to obtain from its stockholders the Parent Stockholder Approval. Parent shall submit the proposal to obtain the Parent Stockholder Approval at the Parent Meeting even if its Board of Directors shall have withdrawn, modified or qualified its recommendation. The Board of Directors of Parent has adopted resolutions approving the Merger and the issuance of Parent Common Stock in the Merger and directing that a proposal to issue the Parent Common Stock in connection with the Merger be submitted to the Parent’s stockholders for their consideration.

          (b) In connection with the Parent Meeting, Parent will, subject to the cooperation of Company referred to in this Section 6.3(b), (i) take all actions necessary to hold the Parent Meeting as soon as practicable subject to the right to delay as set forth in Section 6.3(a) (ii) use its reasonable best efforts to prepare and file with the SEC a mutually acceptable Proxy Statement with respect to the Parent Stockholder Approval on or before the tenth (10th) business day following the date hereof, (iii) respond as promptly as reasonably practicable to any comments received from the SEC with respect to such filing, (iv) as promptly as reasonably practicable, prepare and file (after the Company has had a reasonable opportunity to review and comment on) any amendments or supplements necessary to be filed in response to any SEC comments or as required by applicable law, (v) use its reasonable best efforts to have cleared by the SEC, and will thereafter mail to its stockholders as promptly as reasonably practicable, the Proxy Statement and all other customary proxy or other materials for meetings such as the Parent Meeting, (vi) to the extent required by applicable law, as promptly as reasonably practicable prepare, file and distribute to the Parent stockholders any supplement or amendment to the Proxy Statement if any event shall occur which requires such action at any time prior to the Parent Meeting and (vii) otherwise use reasonable best efforts to comply with all requirements of law applicable to the Parent Meeting and the Merger. The Company shall cooperate with Parent in connection with the preparation and filing of the Proxy Statement, including using its reasonable best efforts to furnish Parent, promptly following Parent’s reasonable request, with any and all information regarding the Company or its affiliates as may be required to be set forth in the Proxy Statement under the Exchange Act or the rules and regulations promulgated thereunder. Parent will provide the Company a reasonable opportunity to review and comment upon the Proxy Statement, or any amendments or supplements thereto, or any SEC comments received with respect thereto and Parent’s response thereto, prior to filing the same with the SEC and will include in the Proxy Statement, or any amendments or supplements thereto and any response by Parent to any comments of the SEC thereto, such reasonable comments thereon as are proposed by the Company.

          (c) Except as expressly permitted by this Section 6.3(c), the Board of Directors of Parent shall not modify, contradict, revoke, rescind, qualify or withdraw or propose publicly to withdraw, modify, contradict, rescind, revoke or qualify the recommendation to Parent’s stockholders by the Board of Directors of Parent of the proposal to approve the issuance of Parent Common Stock in the Merger (any of such actions, a “Change of Recommendation”); provided that even if a Change of Recommendation has occurred, Parent shall still submit the proposal to obtain the Parent Stockholder Approval at the Parent Meeting. Notwithstanding the foregoing, the Board of Directors of Parent may make a Change of Recommendation if, and only if, (i) the Board of Directors of Parent determines in good faith (after consultation with legal counsel) that the failure to effect such Change of Recommendation would be inconsistent with the discharge of its fiduciary duties to the Parent stockholders under applicable law and (ii) Parent provides to the Company written notice of its determination to effect such Change of Recommendation five (5) business days prior to taking such action (which notice to include an explanation of the reasons that the failure to effect such Change of Recommendation would be inconsistent with the discharge of the fiduciary duties of the Board of Directors of Parent).

          6.4. NYSE Listing. Parent shall cause the shares of Parent Common Stock to be issued in the Merger to be approved for listing on the NYSE, subject to official notice of issuance, prior to the Effective Time.

          6.5. Financing.

          (a) Parent shall use its reasonable best efforts to obtain the proceeds of the Financing on the terms and conditions described in the Commitment Letter (provided that Parent may amend the Commitment Letter to add lenders, lead arrangers, bookrunners, syndication agents or similar entities or otherwise amend the Commitment Letter so long as such action would not reasonably be expected to delay or prevent the Closing and the terms are not less beneficial to Parent or the Company with respect to conditionality or amount of funding on the Closing than those in the Commitment Letter as in effect on the date of this Agreement), including using its reasonable best efforts to (i) maintain in effect the Commitment Letter, (ii) satisfy on a timely basis all conditions applicable to funding of the Financing, (iii) enter into definitive agreements with respect thereto and (iv) comply with its obligations, and enforcing its rights, under the Commitment Letter. Parent shall provide the Company prompt written notice of any material breach by any party to the Commitment Letter (or commitments for any alternative financing obtained in accordance with this Section 6.5) of which Parent becomes aware or any termination of the Commitment Letter (or commitments for any alternative financing obtained in accordance with this Section 6.5). Parent shall, upon request of the Company from time to time, inform the Company in reasonable detail of the status of its efforts to arrange the Financing (or alternative financing obtained in accordance with this Section 6.5). In the event that Parent becomes aware that any portion of the Financing is unavailable in the manner or from the sources contemplated in the Commitment Letter, Parent will use its reasonable best efforts to obtain alternative financing for such portion from alternative sources. Parent shall not agree to nor permit any amendment, modification or waiver (other than a waiver of a condition to the Financing) of the Commitment Letter, any other agreement, arrangement or understanding relating to the Financing or the definitive agreements relating to the Financing that is materially adverse to Parent or the Company without the Company’s prior written consent (not to be unreasonably withheld, conditioned or delayed). Notwithstanding the foregoing, compliance by Parent with this Section 6.5 shall not relieve Parent of its obligation to consummate the transactions contemplated by this Agreement, whether or not the Financing is available.

          (b) The Company shall, and shall cause each of its Subsidiaries to, use its reasonable best efforts to provide, at Parent’s sole cost and expense, (and cause its Representatives to provide) such reasonable cooperation in connection with the arrangement and syndication of the Financing as may be reasonably requested by Parent (provided that such cooperation does not unreasonably interfere with the operations of the Company and its Subsidiaries). Such reasonable cooperation in connection with the Financing shall include, without limitation, (i) participating in a reasonable number of meetings, presentations, road shows, due diligence sessions, drafting sessions and sessions with prospective lenders, investors and rating agencies; (ii) assisting with the preparation of materials for rating agency presentations, bank information memoranda and similar documents required in connection with the Financing, including execution and delivery of customary representation letters in connection with bank information memoranda; (iii) providing reasonable and timely assistance with the preparation of business projections, pro forma financial information and similar information and materials; (iv) furnishing Parent and its financing sources with (A) the audited consolidated financial statements of the Company for the fiscal year ended December 31, 2009, and the notes and schedules thereto, no later than 60 days prior to the Closing Date, (B) the unaudited consolidated financial statements of the Company for any subsequent quarterly period ended no less than 45 days prior to the Closing Date, and the unaudited consolidated financial statements for the same period of the prior fiscal year, no later than 45 days after the end of the relevant fiscal quarter and (C) all financial information related to the Company reasonably requested by Parent and reasonably necessary for Parent to produce the pro forma financial statements required to be delivered pursuant to the Commitment Letter or any alternative financing; (v) using commercially reasonable efforts to effect the timely delivery of drafts of customary comfort (including “negative assurance” comfort) letters by the auditor of the Company which such auditor is prepared to issue upon completion of customary procedures; (vi) using commercially reasonable efforts to assist Parent to obtain customary legal opinions, appraisals, surveys, title insurance and other documentation and items relating to real estate collateral under the Financing as reasonably requested by Parent and, if requested by Parent, to cooperate with and assist Parent in obtaining such documentation and items; (vii) providing reasonable and customary management and legal representations to auditors; (viii) executing and delivering, as of the Effective Time, any pledge and security documents, other definitive financing documents, or other certificates, legal opinions or documents, as may be reasonably requested by Parent (including consents of accountants for use of their reports in any materials relating to the Financing) and otherwise reasonably facilitating the pledging of collateral; and (ix) not commencing or effecting any offering, placement or arrangement of any debt securities or bank financing (or permitting any such offering, placement or arrangement by the Company to occur on its behalf); provided that (i) the Company shall not be required to pay any commitment or other similar fee or enter into any definitive agreement or incur any other liability or other obligation in connection with the Financing prior to the Closing and (ii) no Person that is a director of the Company or any of its Subsidiaries shall be required to take any action in such capacity with respect to the Financing (or any alternative financing) prior to the Closing; provided, further, that the Company shall cooperate with Parent, if requested by Parent, to appoint Parent’s designees to the Board of Directors or similar governing bodies of the

Subsidiaries of the Company, as of the Closing Date, for the purpose of taking corporate action related to the Financing as of the Closing. Without limiting the foregoing, the Company shall provide to Parent all reasonably available information relating to the Company reasonably requested by Parent and reasonably necessary for the preparation of (A) a customary confidential offering memorandum with respect to the syndication of the credit facilities contemplated by the Commitment Letter, and (B) a complete customary preliminary offering memorandum relating to the issuance of the securities contemplated by the Commitment Letter. Parent shall indemnify and hold harmless the Company, its Subsidiaries and Representatives from and against any and all losses, costs, damages, liabilities and expenses incurred by any of them in connection with the arrangement of the Financing (or any alternative financing) and the utilization of any information in connection therewith and all other actions taken by the Company, its Subsidiaries and their Representatives pursuant to this Section 6.5(b). Parent shall, from time to time, reimburse the Company for any and all reasonable out-of-pocket expense incurred by the Company and its Subsidiaries in connection with its compliance with this Section 6.5(b), promptly upon receipt of the Company’s written request therefor.

          6.6. Termination of Certain Other Indebtedness.

          (a) The Company shall use commercially reasonable efforts to negotiate a payoff letter from the agent under that certain Credit Agreement dated as of December 22, 2004, among Vought Aircraft Industries, Inc., a Delaware corporation, the several Funding Parties from time to time parties thereto, and Barclays Bank PLC, as successor to Lehman Commercial Paper Inc., as Administrative Agent (the “Company Credit Agreement”), in customary form reasonably acceptable to Parent, with respect to the Indebtedness of the Company and its Subsidiaries under such Company Credit Agreement which payoff letter shall (i) indicate the total amount required to be paid to fully satisfy all principal, interest, prepayment premiums, penalties, breakage costs or similar obligations related to such Indebtedness as of the Closing Date (the “Payoff Amount”) and (ii) state that all liens in connection therewith relating to the assets of the Company or any Subsidiary of the Company shall be, upon the payment of the Payoff Amount on the Closing Date, released (the payoff letter described in this sentence being referred to as the “Payoff Letter”). The Company shall use reasonable best efforts to, and shall use reasonable best efforts to cause its Subsidiaries to, deliver all notices and take all other actions reasonably requested by Parent to facilitate the termination of commitments under the Company Credit Agreement, the repayment in full of all obligations then outstanding thereunder (using funds provided by Parent) and the release of all liens in connection therewith on the Closing Date (such termination, repayment and release, the “Credit Agreement Termination”); provided, that in no event shall this Section 6.6(a) require the Company or any of its Subsidiaries to cause such Credit Agreement Termination unless the Closing shall have occurred and Parent shall have provided to the Company funds to pay in full the Payoff Amount. Concurrently with the Closing, Parent shall pay to the administrative agent under the Company Credit Agreement all amounts required pursuant to the terms of the Company Credit Agreement and specified in the Payoff Letter to effect the Credit Agreement Termination.

          (b) The Company shall, not fewer than 15 days prior to the Closing, comply with Section 3.01 of the indenture (the “Indenture”) governing the Company’s 8% Senior Notes due 2011 (the “2011 Notes”) or obtain the agreement of the trustee under the Indenture to waive compliance with Section 3.01 of the Indenture in connection with the

Discharge. If requested by the Parent in writing, the Company shall (A) substantially simultaneously with the Effective Time issue a notice of optional redemption for all of the outstanding aggregate principal amount of the 2011 Notes pursuant to the redemption provisions of the Indenture, and (B) substantially simultaneously with the Effective Time, take any other actions reasonably requested by the Parent to facilitate the satisfaction and discharge of the 2011 Notes pursuant to the satisfaction and discharge provisions of the Indenture and the other provisions of the Indenture; provided that prior to or simultaneously with the Company’s being required to take any of the actions described in clauses (A) and (B) above, the Parent shall have, or shall have caused to be, deposited with the trustee under the Indenture sufficient funds to effect such redemption and satisfaction and discharge. The redemption and satisfaction and discharge of the 2011 Notes pursuant to the preceding sentence are referred to collectively as the “Discharge” of the 2011 Notes. The Company shall, and shall cause its Subsidiaries to, and shall use reasonable best efforts to cause their respective Representatives to, provide all cooperation reasonably requested by Parent in connection with the Discharge of the 2011 Notes identified to the Company by Parent in writing at any time.

          (c) Each of Parent and the Company shall use its reasonable best efforts to replace all letters of credit that are (i) currently outstanding or issued after the date hereof in compliance with this Agreement and (ii) issued for the account of the Company or any of its Subsidiaries (the “Company Letters of Credit”) with letters of credit issued and outstanding under Parent’s credit facility or any credit facility entered into in connection with the Financing, effective as of the Closing Date; provided that Parent shall not be required to obtain cash-collateralized letters of credit pursuant to this Section 6.6(c) except to the extent cash collateral is required under the terms of Parent’s credit facilities in connection with the issuance of letters of credit. If such replacement of the Company Letters of Credit is not accomplished, Parent will use its reasonable best efforts following the Closing to replace the outstanding Company Letters of Credit with letters of credit issued under the credit facilities of Parent (which efforts shall include payment of all fees in connection with the issuance of such replacement letters of credit under such credit facilities). To the extent that some or all of the cash collateral securing the reimbursement obligation of the Company and its Subsidiaries under the Company Letters of Credit is not released on the Closing Date, the Holders will not be entitled to receive the portion of the Cash Consideration equal to the amount of cash that, following the Closing, continues to be held as collateral securing the reimbursement obligations of the Company and its Subsidiaries in respect of the Company Letters of Credit until such amount of cash is so released.

          6.7. Termination of Affiliate Agreements. At or prior to the Closing, (i) the Company shall, and shall cause each of its Subsidiaries to, terminate the Contracts between the Company and its Subsidiaries, on the one hand, and the Company’s stockholders or their affiliates, on the other hand, other than (A) those Contracts listed in Section 6.7 of the Company Disclosure Schedule, (B) Contracts between or among the Company or any Subsidiary of the Company, on one hand, and one or more Subsidiaries of the Company, on the other hand, and (C) any Company Benefit Plan or any other employment, retention, bonus, severance, consulting, non-disclosure or similar agreement entered into between the Company or one of its Subsidiaries, on one hand, and any current or former officer, director or employee of the Company or one of its Subsidiaries, on the other hand, in each case, without payment or incurrence of further liability or obligation (contingent or otherwise) thereunder and (ii) the

Company will deliver to Parent evidence of the termination of such Contracts required to be terminated pursuant to this Section 6.7, which evidence shall be reasonably acceptable to Parent.

          6.8. Employee Matters. (a) In order to satisfy the requirements of Section 280G(b)(5)(A)(ii) of the Code, the Company shall submit to a vote of the stockholders of the Company for their approval of all payments or benefits that in the absence of such approval could reasonably be expected to constitute “parachute payments” (within the meaning of Section 280G of the Code and the regulations thereunder), to any individuals that are “disqualified individuals” (within the meaning of Section 280G(c) of the Code and the regulations thereunder). The form of such stockholder vote and all disclosure to stockholders regarding the facts regarding the vote, shall be subject to the prior approval of Parent (which approval shall not be unreasonably withheld, denied, conditioned, or delayed). In addition, to the extent necessary to meet the requirements of Section 280G(b)(5)(B) of the Code and the regulations thereunder, the Company shall have received an irrevocable written waiver, in the form attached as Section 6.8 of the Company Disclosure Schedule, from each such disqualified individual of all payments or benefits payable to such disqualified individuals that in the absence of such approval would constitute “parachute payments” (within the meaning of Section 280G of the Code and the regulations thereunder) (assuming that no portion of any payment to be received by such disqualified individuals would be viewed as “reasonable compensation for personal services” within the meaning of Section 280G of the Code and the regulations thereunder).

          (b) Notwithstanding any provision hereof to the contrary, the Company may, at its option, effectuate the matters set forth on Section 6.8(b) of the Company Disclosure Schedule (the “Transaction Bonus Pool”) in the manner described therein.

          (c) For a period of one year following the Closing Date, Parent shall cause the Surviving Company to maintain for employees employed in the United States who are not covered by a collective bargaining agreement and who continue in the employ of Parent, the Surviving Company or any of their Subsidiaries following the Closing Date (“Continuing Employees”), (i) a base salary or wages that are no less favorable than, (ii) a variable/incentive/bonus opportunity that provides a substantially similar variable/incentive/bonus opportunity (excluding any value attributable to equity and equity-based compensation) to, and (iii) other benefit plans and arrangements (except with respect to employer matching contributions under any defined contribution plan, which shall be provided at a level consistent with the terms of the plan applicable to similarly situated employees of Parent) that are substantially comparable in the aggregate with respect to each such Continuing Employee to, in each of clauses (i), (ii) and (iii), those provided to such Continuing Employees immediately prior to the Closing; it being understood that at Parent’s election the foregoing may be satisfied through participation in (i) the Company Benefit Plans, (ii) the plans of Parent, the Surviving Company or their respective Subsidiaries (other than the Company Benefit Plans) or (iii) any combination of such plans (each a “Surviving Company Plan”) and that participation in any Surviving Corporation Plan may commence or cease (as applicable) at different times. No provision of this Agreement shall be construed as a guarantee of continued employment of any employee and this Agreement shall not be construed so as to prohibit Parent, the Surviving Company or any of their Subsidiaries from having the right to terminate the employment of any employee, provided that any such termination is effected in accordance with applicable law.

          (d) From and after the Closing Date, for purposes of determining eligibility to participate, level of benefits, vesting and benefit accrual under any Surviving Company Plan in which a Continuing Employees is eligible to participate, Parent shall recognize or cause to be recognized each Continuing Employee’s service with the Company or any of its Subsidiaries, and with any predecessor employer, to the same extent recognized by the Company or any of its Subsidiaries as service with Parent or any of its Subsidiaries to the same extent such service was recognized immediately prior to the Effective Time under a comparable Company Benefit Plan in which such Company Employee was eligible to participate immediately prior to the Effective Time, except that such service need not be recognized (i) to the extent such recognition would result in the duplication of benefits for the same period of service, (ii) for purposes of any frozen plan or grandfathered benefits or (iii) for benefit accrual purposes under any employee benefit plan of Parent or its Subsidiaries that is a defined benefit pension plan.

          (e) Parent shall use commercially reasonable efforts to (i) waive or cause to be waived for each Continuing Employee and his or her eligible dependents, any waiting period provision, payment requirement to avoid a waiting period, pre-existing condition limitation, actively-at-work requirement and any other restriction that would prevent immediate or full participation under the welfare plans of Parent, the Surviving Company or any of their respective Subsidiaries applicable to such Continuing Employee to the extent such waiting period, pre-existing condition limitation, actively-at-work requirement or other restriction would not have been applicable to such Continuing Employee under the terms of the welfare plans of the Company and its Subsidiaries, and (ii) give or cause to be given full credit under the welfare plans of Parent and its Subsidiaries that provide medical benefits and are applicable to each Continuing Employee and his or her dependents for all co-payments and deductibles satisfied prior to the Closing in the same plan year as the Closing, and for any lifetime maximums, as if there had been a single continuous employer.

          (f) Without limiting the generality of Section 11.10, the provisions of this Section 6.8 are solely for the benefit of the parties to this Agreement, and no current or former employee, director or independent contractor or any other individual associated therewith shall be regarded for any purpose as a third-party beneficiary of this Agreement, and nothing herein shall be construed as an amendment to any Company Benefit Plan, Surviving Company Plan or other employee benefit plan or agreement for any purpose or limit the right of Parent, the Company or any of their Subsidiaries (including, following the Closing Date, the Surviving Corporation and its Subsidiaries) to amend or terminate any Company Benefit Plan, Surviving Company Plan or other employee benefit plan or agreement.

          6.9. Subsequent Financial Statements. The Company shall provide to Parent a copy of the Company’s financial results for any month ending after the date of this Agreement in the same format no later than one day following the date such financial results are provided to TC Group, LLC or any of its affiliates (other than the Company and its Subsidiaries). In addition, the Company shall provide a copy of the Company’s financial results for any period ending after the date of this Agreement prior to making publicly available its financial results for any such period and shall provide to Parent a copy of all Company SEC Reports prior to filing them.

          6.10. Non-Solicitation of Alternative Transactions.

          (a) Unless and until this Agreement will have been terminated in accordance with its terms, the Company shall not, and shall cause its affiliates not to, directly, indirectly or through their officers, shareholders, directors, employees, affiliates, and their respective financial advisors, consultants, attorneys and other agents and representatives (“Representatives”), engage in negotiations or discussions with, or furnish any confidential information or data to or access to the books, records, assets, business or personnel of the Company, or solicit, encourage, or respond to any proposals or inquiries from, or enter into any agreements with any third party (or authorize or consent to any of the foregoing actions) relating to (A) any sale or other disposition of all or substantially all assets of the Company and any of its Subsidiaries, taken as a whole; (B) any merger, consolidation, share exchange, business combination or similar transaction involving the Company or any of its Subsidiaries; or (C) any direct or indirect acquisition of beneficial ownership of 5 percent or more of the equity securities of the Company, other than, in each case, with Parent or its affiliates.

          (b) The Company shall, and shall cause its affiliates to, immediately terminate and cause to be terminated any and all existing discussions or negotiations with any Persons (other than Parent and its affiliates) conducted heretofore with respect to any of the foregoing actions described in Section 6.10(a). The Company shall, and shall cause its affiliates to, enforce their respective rights under, and shall not release any third party from, the confidentiality and standstill provisions of any agreement to which the Company or its affiliates is a party with respect to a potential sale of capital stock of, or merger, consolidation, combination, sale of assets, reorganization or similar transaction involving the Company or its Subsidiaries and shall immediately take all steps necessary to terminate any approval that may have been heretofore given under any such provisions authorizing any such third party to make any proposal regarding the foregoing.

          (c) Unless and until this Agreement will have been terminated in accordance with its terms, Parent shall not, and shall cause its affiliates not to, directly, indirectly or through their Representatives, (i) engage in negotiations or discussions with, or furnish any confidential information or data to or access to the books, records, assets, business or personnel of Parent, or solicit, encourage, or respond to any proposals or inquiries (any such proposal or inquiry, an “Alternative Transaction Proposal”) from any third party relating to (A) any sale or other disposition of all or substantially all of the assets of Parent and its Subsidiaries, taken as a whole; (B) any merger, consolidation, share exchange, business combination or similar transaction involving Parent or any of its Subsidiaries; or (C) any direct or indirect acquisition of beneficial ownership of 30% or more of the equity securities of Parent, other than, in each case, with the Company or its affiliates (an “Alternative Transaction”) or (ii) enter into any agreements with any third party (or authorize or consent to any of the foregoing actions) with respect to any Alternative Transaction other than with the Company or its affiliates.

          (d) Parent shall, and shall cause its affiliates to, immediately terminate and cause to be terminated any and all existing discussions or negotiations with any Persons (other than the Company and its affiliates) conducted heretofore with respect to any of the foregoing actions described in Section 6.10(c). Parent shall, and shall cause its affiliates to, enforce their respective rights under, and shall not release any third party from, the confidentiality and standstill provisions of any agreement to which Parent or its affiliates is a party with respect to any Alternative Transaction and shall immediately take all steps necessary to terminate any approval that may have been heretofore given under any such provisions authorizing any such third party to make any Alternative Transaction Proposal.

          (e) Notwithstanding the foregoing, prior to approval of the issuance of Parent Common Stock in the Merger by the requisite affirmative vote of the holders of Parent Common Stock, Parent may, in response to a bona fide written Alternative Transaction Proposal from a person other than the Company or its affiliates if the Board of Directors of Parent determines in good faith (after consultation with its outside legal counsel) that failure to do so would be inconsistent with its fiduciary duties, (i) furnish information with respect to Parent and its Subsidiaries to the person making such Alternative Transaction Proposal and its Representatives (provided that such information was previously provided to the Company or is simultaneously provided to the Company) pursuant to a customary confidentiality agreement not less restrictive than the Confidentiality Agreement and (ii) participate in discussions concerning the terms of such Alternative Transaction Proposal and negotiate the terms with the person making such Alternative Transaction Proposal.

          6.11. FIRPTA Certificate. On the Closing Date, the Company shall provide to Parent an affidavit, dated as of the Closing Date, signed under penalty of perjury, and in form and substance required under the Treasury Regulations issued pursuant to Section 1445(b)(3) and Section 897 of the Code.

          6.12. Indemnification and Insurance.

          (a) For six years after the Effective Time, Parent shall cause the Surviving Company to continue to indemnify and hold harmless each present and former director and officer of the Company or any of its Subsidiaries against any costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, damages or liabilities incurred in connection with any actions, suits, claims or proceedings, whether civil, criminal, administrative or investigative, arising out of or pertaining to matters existing or occurring at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time, to the fullest extent that the Company or any of its Subsidiaries, as the case may be, would have been permitted under their respective charter or by-laws or comparable organizational documents in effect on the date of this Agreement subject to limitations imposed by applicable law to indemnify such person (including the advancing of expenses as incurred to the fullest extent permitted under applicable law); provided, the person to whom such expenses are advanced provides an undertaking to the Surviving Company to repay such advances if it is ultimately determined that such person is not entitled to indemnification; provided, further, that any determination required to be made with respect to whether an officer’s or director’s conduct complies with the standards set forth under applicable law and the charter and by-laws or other organizational documents of the Company or any of its Subsidiaries shall be made by independent counsel mutually acceptable to the Holder Representative and the Surviving Company.

          (b) For six years from the Effective Time, Parent shall cause the Surviving Company to maintain in effect directors’ and officers’ liability insurance covering those Persons who are currently covered by the Company’s directors’ and officers’ liability insurance policies (true, correct and complete copies of which have been heretofore delivered to

Parent) either through continuation of the current policy or substitution by Parent of another policy therefor on terms not materially less favorable than the terms of such current insurance coverage with respect to claims arising from or related to facts or events which occurred at or prior to the Effective Time; provided, however, that if any claim is asserted or made within such six-year period, such insurance shall be continued in respect of such claim until the final disposition thereof; and provided further, however, that in complying with its obligations pursuant to the terms of this Section 6.12(b), Parent shall not be required to expend annually in the aggregate an amount in excess of 200% of the annual premium currently paid by the Company (which current amount is set forth on Section 6.12 of the Company Disclosure Schedule (the “Premium Cap”)) and if Parent cannot obtain such insurance coverage without paying in excess of the Premium Cap, Parent shall purchase such insurance with the maximum coverage available for the Premium Cap; provided further, however, that in lieu of the foregoing insurance coverage, Parent may direct the Company to purchase a six-year prepaid “tail policy” that provides coverage no less favorable than the coverage described above; provided further, however that if the annual premiums for such “tail” policy exceeds the Premium Cap, then Parent may direct the Company to obtain a “tail” policy with the maximum coverage available for the Premium Cap applied over the term of such policy.

          6.13. Further Assurances. From time to time, as and when requested by any party hereto and at such party’s expense, any other party shall execute and deliver, or cause to be executed and delivered, all such documents and instruments and shall take, or cause to be taken, all such further or other actions as the requesting party may reasonably deem necessary or desirable to evidence and effectuate the transactions contemplated by this Agreement.

          6.14. Reorganization. Parent and the Company intend that the Mergers together shall qualify as a reorganization within the meaning of Section 368(a) of the Code. Provided that the Company receives an opinion of Latham & Watkins LLP dated as of the Closing Date to the effect that for federal income tax purposes, the Mergers together will be treated as a reorganization within the meaning of Section 368(a) of the Code (and such opinion has not been withdrawn), each party will report the Mergers as such for federal, state and local income tax purposes except as otherwise required pursuant to a “determination” within the meaning of Section 1313(a) of the Code, or by similar provision of applicable state or local income, franchise or other relevant Tax law. Neither Parent nor the Company will take any action or fail to take any action, which action or failure to act would cause the Mergers to fail to qualify as a reorganization within the meaning of Section 368(a) of the Code. Parent and the Company shall elect to apply the provisions of the proposed United States Treasury Regulations (REG-146247-06, 2007-1 C.B. 977) in the Federal Register (72 FR 13058) concerning fixed price contracts to the Mergers taken together, as permitted under Internal Revenue Service Notice 2010-25, 2010-14 IRB, and Parent shall cause its affiliates (including but not limited to the Surviving Company) to so elect as may be necessary under the terms of the Notice to ensure the proposed regulations apply to the Mergers. Parent and its affiliates, as applicable, and the Company shall not adopt a treatment of such Mergers that is inconsistent with such elections.

          6.15. Tax Matters.

          (a) Parent shall cause to be prepared in a manner consistent with past practices (except where otherwise required by applicable law) all Tax Returns of the Company and its Subsidiaries for all taxable years or periods ending on or before the Closing Date that are required to be filed after the Closing Date (“Pre-Closing Tax Returns”) and for any taxable period that includes (but does not end on) the Closing Date (“Straddle Period Tax Returns”). Parent shall cause each Pre-Closing Tax Return and Straddle Period Tax Return to be delivered to the Holder Representative for its review and consultation with Parent a reasonable period of time prior to the due date for such Tax Return (taking into account any applicable extensions of time to file). Parent shall consider in good faith any written comments to such Tax Return received from the Holder Representative. Parent shall cause the Company to timely file all such Pre-Closing Tax Returns and Straddle Period Tax Returns.

          (b) Except as provided in Section 6.15(c) hereof, Parent and the Holder Representative shall cooperate fully, and Parent shall cause its affiliates to cooperate fully, as and to the extent reasonably requested by the other party, in connection with the filing of Tax Returns and any action regarding Taxes of, or with respect to, the Company and its Subsidiaries. Such cooperation shall include the retention and (upon the other party’s request) the provision of records and information reasonably relevant to any such action and making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder. Parent shall (i) retain or cause to be retained all books and records with respect to Tax matters pertinent to the Company and its Subsidiaries relating to any taxable period beginning before the Closing Date until 120 days after the expiration of the statute of limitations (taking into account any extensions thereof, which extensions Parent shall notify the Holder Representative of promptly in writing) of the respective taxable periods and (ii) give the Holder Representative reasonable written notice prior to transferring, destroying or discarding any such books and records and, if the Holder Representative so requests, shall allow the Holder Representative to take possession of such books and records.

          (c) Parent covenants that it will not cause or permit the Company or its Subsidiaries or any affiliates of Parent to (i) take any action on the Closing Date after the Closing outside of the ordinary course of business or (ii) except as otherwise required pursuant to an audit, examination or other adjustment required by a Tax authority, amend any Tax Return of the Company or any of its Subsidiaries, make or amend any material Tax election or take any action that results in increased taxable income or gain or the reduction of any Tax asset of the Company or its Subsidiaries, in each case with respect to any Pre-Closing Tax Period (other than any Current Tax Period); provided for the avoidance of doubt, nothing in this subsection (c) shall permit Parent or any of its affiliates to take any action with respect to a Current Tax Period that is inconsistent with its obligations under this Section 6.15 with respect to any Current Tax Period.

          (d) The parties shall treat the taxable year of the Company and its Subsidiaries as ending on the Closing Date where required or allowable by law and, except as provided under the “next day rule” of Treasury Regulation Section 1.1502-76, shall allocate income to the period ending on the Closing Date based on a closing of the books as of the Closing Date. The parties hereto agree that no ratable allocation election under Treasury Regulation Section 1.1502-76(b)(2)(ii) or any other similar law shall be made with respect to the transactions contemplated in this Agreement. In accordance with Treasury Regulation Section 1.1502-76 and any analogous law, any income or gain related to any extraordinary transaction that occurs on the Closing Date after the Closing shall be allocated to the taxable period beginning after the Closing Date. Notwithstanding any other provision of this Agreement, the parties hereto agree pursuant to Treasury Regulations Section 1.1502-76(b)(1)(ii) that the Tax deductions arising out of the payment of the Option Consideration, the SAR Consideration and the RSU Consideration shall be allocated to and reported in the taxable year of the Company ending on the Closing Date, except as otherwise required pursuant to a “determination” within the meaning of Section 1313(a) of the Code, or by similar provision of applicable state or local income, franchise or other relevant Tax law.

ARTICLE VII

CONDITIONS PRECEDENT

          7.1. Conditions to Each Party’s Obligation to Effect the Merger. The respective obligations of the parties to effect the Merger shall be subject to the satisfaction at or prior to the Effective Time of the following conditions:

          (a) Parent Stockholder Approval. Parent Stockholder Approval shall have been obtained.

          (b) NYSE Listing. The shares of Parent Common Stock to be issued in the Merger shall have been authorized for listing on the NYSE or such other primary stock exchange on which Parent Common Stock is then listed, subject to official notice of issuance.

          (c) Antitrust Waiting Period. Any waiting period (and any extensions thereof) applicable to the Merger under the HSR Act shall have been terminated or shall have expired, and the approvals set forth on Section 7.1(c) of the Company Disclosure Schedule shall have been obtained.

          (d) No Injunctions or Restraints; Illegality. No statute, rule, regulation, executive or other order shall have been enacted, issued or promulgated by any Governmental Entity and no preliminary or permanent injunction or temporary restraining order or prohibition issued by a court or other Governmental Entity (collectively, “Restraints”) preventing or rendering illegal the consummation of the Merger shall be in effect.

          7.2. Conditions to Obligations of Parent. The obligation of Parent and Merger Sub to effect the Merger is also subject to the satisfaction, or waiver by Parent, at or prior to the Effective Time, of the following conditions:

          (a) Representations and Warranties. The representations and warranties of the Company set forth in this Agreement shall be true and correct as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (except to the extent such representations and warranties speak as of a specific date, in which case, such representations and warranties shall be so true and correct as of such date), except where the failure or failures to be so true and correct in all respects would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect (disregarding for this purpose clause (D) of the proviso to the definition of such term other than for the purpose of the representation and warranty set forth in Section 3.7(a)) on the Company; provided, however, that the representations and warranties of the Company set forth in Sections 3.1(a), 3.1(b), 3.1(c), 3.2, 3.3(a), 3.3(b)(i), 3.22 and 3.24, and the representations and warranties of the Holder Representative set forth in Section 10.4, shall be true and correct in all material respects as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (except to the extent such representations and warranties speak as of a specific date, in which case, such representations and warranties shall be so true and correct as of such date).

          (b) Performance of Obligations of the Company. The Company and the Holder Representative shall have performed in all material respects all covenants required to be performed by them under this Agreement at or prior to the Effective Time. Notwithstanding the forgoing or anything else to the contrary, the Company shall have performed, in all material respects, all obligations required to be performed by it under Section 6.8(a) of this Agreement prior to the Effective Time.

          (c) Certificates. Parent shall have received (i) a certificate signed on behalf of the Company by the Chief Executive Officer or the Chief Financial Officer of the Company to the effect that the conditions with respect to the Company specified in Sections 7.2(a) and 7.2(b) have been fulfilled and (ii) the certificate described on Section 7.2(c) of the Company Disclosure Schedule, executed by the party described on Section 7.2(c) of the Company Disclosure Schedule.

          (d) Escrow Agreement. The Holder Representative shall have executed and delivered the Escrow Agreement to Parent.

          (e) No Material Adverse Effect on the Company. Since the date of this Agreement, no event or events have occurred that have had or would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on the Company.

          (f) Third Party Consents. The consents set forth on Section 7.2(f) of the Parent Disclosure Schedule shall have been obtained and shall remain in full force and effect.

          (g) Payoff Letter. Parent shall have been provided the Payoff Letter, executed by the agent under the Company Credit Agreement.

          7.3. Conditions to Obligations of the Company. The obligation of the Company to effect the Merger is also subject to the satisfaction, or waiver by the Company, at or prior to the Effective Time of the following conditions:

          (a) Representations and Warranties. The representations and warranties of Parent set forth in this Agreement shall be true and correct as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (except to the extent such representations and warranties speak as of a specific date, in which case, such representations and warranties shall be so true and correct as of such date), except where the failure or failures to be so true and correct would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect (disregarding for this purpose clause (D) of the proviso to the definition of such term other than for the purpose of the representation and warranty set forth in Section 4.7(a)) on Parent; provided, however, that the representations and warranties of Parent set forth in Sections 4.1(a), 4.1(b), 4.1(c), 4.2, 4.3(a), 4.3(b)(i), and 4.25 shall be true and correct in all material respects as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (except to the extent such representations and warranties speak as of a specific date, in which case, such representations and warranties shall be so true and correct as of such date).

          (b) Performance of Obligations of Parent. Parent shall have performed in all material respects all covenants required to be performed by it under this Agreement at or prior to the Effective Time.

          (c) Certificates. The Company shall have received a certificate signed on behalf of Parent by the Chief Executive Officer or the Chief Financial Officer of Parent that the conditions specified in Sections 7.3(a) and 7.3(b) have been fulfilled.

          (d) No Material Adverse Effect on Parent. Since the date of this Agreement, no event or events have occurred that have had or would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Parent.

          (e) Governance. Parent shall have performed all obligations required to be performed by it pursuant to Section 1.1 of the Stockholders Agreement such that effective as of the Closing, (i) the number of directors on the Parent’s board of directors is increased by three and (ii) the three persons specified in Section 1.1 of the Stockholders Agreement (or if any such person is unable or unwilling to serve as a director, a mutually acceptable replacement) are appointed to the Parent’s board of directors.

          (f) Reorganization. Latham & Watkins LLP shall have received a representation letter of Parent, Merger Sub and the Surviving Company in substantially the form attached hereto as Exhibit B.

ARTICLE VIII

SURVIVAL; INDEMNIFICATION

          8.1. Survival. The representations, warranties, covenants and agreements of the parties hereto contained in this Agreement or in the certificates delivered pursuant to clause (i) of Section 7.2(c) and Section 7.3(c) (the “Closing Certificates”) shall survive the Closing until the Survival Termination Date; provided, however, that any covenants to be performed after the Closing Date shall survive until such covenant is fully performed. The representations and warranties set forth in the certificate delivered pursuant to clause (ii) of Section 7.2(c) shall not survive the Closing. No claim for indemnification may be asserted pursuant to Section 8.2 after the Survival Termination Date. Notwithstanding the preceding sentences, any claim made in good faith for breach of representation, warranty, covenant or agreement in respect of which indemnity may be sought under this Agreement shall survive the time at which it would otherwise terminate pursuant to this Section 8.1 if written notice of such claim (setting forth the basis therefor in reasonable detail) shall have been given to the party against whom such indemnity may be sought prior to such time, and such claim is pursued in good faith hereunder within a reasonable time period thereafter.

          8.2. Indemnification.

          (a) Effective at and after the Closing, Parent and its affiliates and their respective directors, officers, employees, stockholders, agents, representatives, successors and assigns (collectively, the “Parent Indemnified Parties”) shall be entitled to indemnification solely from the Indemnification Escrow Amount for any and all damage, loss and expense (including reasonable expenses of investigation and reasonable attorneys’ fees and expenses in connection with any action, suit or proceeding) whether involving a third party claim or a claim solely between the parties hereto (“Damages”) suffered or incurred by a Parent Indemnified Party arising out of or relating to:

                    (i) the failure of any of the representations or warranties made by the Company or the Holder Representative under this Agreement, read for purposes of this Article VIII without reference to Material Adverse Effect (except in the case of Section 3.7(a)) to be true and correct at the date hereof and at and as of the Closing Date or the failure of the Closing Certificate delivered at the Closing by the Company (which, for avoidance of doubt, shall not include the certificate delivered pursuant to clause (ii) of Section 7.2(c)) to be true and correct at and as of the Closing Date; and

                    (ii) any breach of a covenant or agreement to be performed by the Company pursuant to this Agreement; and

                    (iii) Excluded Taxes; provided that

          (A) no Parent Indemnified Party shall be entitled to indemnification for any such claim (or series of related claims) pursuant to this Section 8.2 where the aggregate amount of Damages with respect to such claim (or related claims) does not exceed $20,000 (the “De Minimis Amount”) (and the amount of such Damages with respect to unrelated claims shall not be aggregated for purposes of clause (B));

          (B) the Parent Indemnified Parties shall not be entitled to indemnification pursuant to this Section 8.2 unless the aggregate amount of Damages for which all Parent Indemnified Parties are entitled to indemnification pursuant to this Section 8.2 exceeds $1,000,000 (the “Basket”), in which case the Parent Indemnified Parties shall, subject to Section 8.2(a)(iii)(C) below, be entitled to indemnification for the full amount of all such Damages, including the Basket;

          (C) the aggregate amount of all Damages to which all Parent Indemnified Parties may be entitled to indemnification pursuant to this Section 8.2 shall in no event exceed the Indemnification Escrow Amount; and

          (D) Notwithstanding anything to the contrary in this Agreement, including without limitation and for the avoidance of doubt Section 3.9(a), except to the extent of any breach of the representation and warranty in Section 3.9(d), no indemnity is provided under this Agreement to any Parent Indemnified Party with respect to the amount of or the availability of any net operating loss (“NOL”) or NOL Carryforward that arose in the Pre-Closing Tax Period (any such NOL or NOL Carryforward, a “Pre-Closing NOL”) or with respect to any reduction in the amount of any Pre-Closing NOL for any reason, including without limitation, greater amounts of income being recognized in any Pre-Closing Tax Period than previously reported.

          (b) Effective at and after the Closing, Parent hereby indemnifies each holder of shares of Company Common Stock, Company Options, Company SARs or Company RSUs immediately prior to the Effective Time and their affiliates and their respective directors, officers, employees, stockholders, agents, representatives, successors and assigns (collectively, the “Holder Indemnified Parties”) for and agrees to hold each of them harmless from any and all Damages actually suffered or incurred by a Holder Indemnified Party arising out of or relating to:

                    (i) the failure of any of the representations or warranties made by Parent under this Agreement, read for purposes of this Article VIII without reference to Material Adverse Effect (except in the case of Section 4.7(a)) to be true and correct at the date hereof and at and as of the Closing Date or the failure of the Closing Certificate to be true and correct at and as of Closing;

                    (ii) any breach of covenant or agreement to be performed by Parent pursuant to this Agreement; and

                    (iii) the failure of the LLC Merger to be consummated on the Closing Date; provided that

          (A) no Holder Indemnified Party shall be entitled to indemnification for any such claim (or series of related claims) pursuant to this Section 8.2 where the amount of Damages with respect to such claim (or related claims) does not exceed the De Minimis Amount (and the amount of such Damages with respect to unrelated claims shall not be aggregated for purposes of clause (B));

          (B) the Holder Indemnified Parties shall not be entitled to indemnification pursuant to this Section 8.2 unless the aggregate amount of Damages for which all Holder Indemnified Parties are entitled to indemnification pursuant to this Section 8.2 exceeds the Basket, in which case the Holder Indemnified Parties shall, subject to Section 8.2(b)(iii)(C), be entitled to indemnification for the full amount of all such Damages, including the Basket; and

          (C) the aggregate amount of all Damages to which all Holder Indemnified Parties may be entitled to indemnification pursuant to this Section 8.2 shall in no event exceed $35,000,000.

          (c) For tax purposes, any indemnification payments made pursuant to this Section 8.2 shall be treated as an adjustment to the Merger Consideration.

          8.3. Third Party Claim Procedures.

          (a) The party seeking indemnification under Section 8.2 (the “Indemnified Party”) agrees to give prompt notice in writing to the Indemnifying Party of the assertion of any claim or the commencement of any suit, action or proceeding by any third party (“Third Party Claim”) in respect of which indemnity may be sought under such Section. Such notice shall set forth in reasonable detail such Third Party Claim and the basis for indemnification (taking into account the information then available to the Indemnified Party). The failure to so notify the Indemnifying Party shall not relieve the Indemnifying Party of its obligations hereunder, except to the extent such failure shall have prejudiced the Indemnifying Party. The Holder Representative shall give and receive notices on behalf of the Escrow Participating Holders and the Holder Indemnified Parties. “Indemnifying Party” means (i) in the case of any claim for indemnification brought by a Holder Indemnified Party, Parent and (ii) in the case of any claim for indemnification brought by a Parent Indemnified Party, the Holder Representative, solely for the purpose of receiving notice and controlling the defense and settlement of a Third Party Claim pursuant to this Section 8.3 and Section 8.4; provided that in no circumstance shall the Holder Representative have any obligation to indemnify any party pursuant to this Agreement.

          (b) Except as provided below, the Indemnifying Party shall be entitled to control and select counsel (subject to the Indemnified Party’s right to reasonably object) for such defense at its expense.

          (c) If the Indemnifying Party shall assume the control of the defense of any Third Party Claim, (i) the Indemnifying Party shall obtain the prior written consent of the Indemnified Party (which shall not be unreasonably withheld, denied, conditioned or delayed) before entering into any settlement of such Third Party Claim, if the settlement does not release the Indemnified Party from all liabilities and obligations with respect to such Third Party Claim, the settlement is in excess of the maximum liability set forth in Section 8.2, or the settlement imposes injunctive or other equitable relief against the Indemnified Party and (ii) the Indemnified Party shall be entitled to participate in the defense of any Third Party Claim and to employ separate counsel of its choice for such purpose; provided, that no Indemnified Party shall settle or compromise any such Third Party Claim without the prior written consent of the Indemnifying Party if (A) the Indemnified Party does not irrevocably waive all claims to indemnification under this Agreement with respect to such Third Party Claim, (B) any amount is required to be paid by the Indemnifying Party or from the Indemnification Escrow Amount in respect of such Third Party Claim, (C) the settlement does not release the Indemnifying Party from all liabilities and obligations with respect to such Third Party Claim or (D) the settlement imposes ongoing obligations on, or injunctive or other equitable relief against, the Indemnifying Party. The fees and expenses of such separate counsel shall be paid by the Indemnified Party. Notwithstanding the foregoing, the Indemnifying Party shall not be entitled to assume such control, and shall be responsible for the fees and expenses of the Indemnified Party’s counsel, if (i) the Indemnifying Party shall have failed, within twenty (20) business days after receipt of a Notice in respect of the applicable Third Party Claim, to assume the defense of such claim or to notify the Indemnified Party in writing that it will assume the defense of such claim, (ii) the named parties to any such action (including any impleaded parties) include both such Indemnified Party and the Indemnifying Party and such Indemnified Party shall have been advised in writing by counsel that there may be one or more legal defenses available to the Indemnified Party which are not available to, or the assertion of which would be adverse to the interests of, the Indemnified Party or (iii) the Indemnified Party shall have been advised in writing by counsel that the assumption of such defense by the Indemnifying Party would be inappropriate due to an actual or potential conflict of interest (provided that the Indemnifying Party shall not be liable for the fees and expenses of more than one firm of counsel for all Indemnified Parties, other than local counsel). To the extent the defense of any Third Party Claim is assumed by the Holder Representative as the Indemnifying Party, the costs and expenses of such defense and any settlement or compromise of such Third Party Claim shall be paid from the Indemnification Escrow Amount, and Parent, the Company and the Holder Representative shall instruct the Escrow Agent to disburse such portion of the Indemnification Escrow Amount as is reasonably requested in writing by the Holder Representative to pay such costs and expenses.

          (d) Each party shall cooperate, and cause their respective affiliates to cooperate, in the defense or prosecution of any Third Party Claim and shall furnish or cause to be furnished such records, information and testimony, and attend such conferences, discovery proceedings, hearings, trials or appeals, as may be reasonably requested in connection therewith.

          (e) If any payment is made on a Third Party Claim, the Indemnifying Party shall be subrogated, to the extent of such payment, to all rights and remedies of the Indemnified Party to any insurance benefits or other claims of the Indemnified Party with respect to such Third Party Claim and shall be entitled to pursue recovery against the applicable insurers or other Persons in respect of such benefits or other claims. To the extent the defense of any Third Party Claim is assumed by the Holder Representative as the Indemnifying Party, the costs and expenses of such defense and any settlement or compromise of such Third Party Claim shall be paid from the Escrow Account. Parent, the Company and the Holder Representative shall instruct the Escrow Agent to disburse such portion of the Indemnification Escrow Amount as is reasonably requested in writing by the Holder Representative to pay such costs and expenses.

          8.4. Direct Claim Procedures. In the event an Indemnified Party has a claim for indemnity under Section 8.2 against an Indemnifying Party that does not involve a Third Party Claim, the Indemnified Party agrees to give prompt notice in writing of such claim to the Indemnifying Party. Such notice shall set forth in reasonable detail such claim and the basis for indemnification (taking into account the information then available to the Indemnified Party). The failure to so notify the Indemnifying Party shall not relieve the Indemnifying Party of its obligations hereunder, except to the extent such failure shall have prejudiced the Indemnifying Party.

          8.5. Calculation of Damages.

          (a) The amount of any Damages payable under Section 8.2 by the Indemnifying Party shall be net of any amounts actually recovered by the Indemnified Party under applicable insurance policies or from any other Person alleged to be responsible therefor (net of any expenses incurred in securing such recovery). If the Indemnified Party receives any amounts under applicable insurance policies, or from any other Person alleged to be responsible for any Damages, subsequent to an indemnification payment by the Indemnifying Party, then such Indemnified Party shall promptly reimburse the Indemnifying Party for any payment made or expense incurred by such Indemnifying Party in connection with providing such indemnification payment up to the amount received by the Indemnified Party, net of any expenses incurred by such Indemnified Party in collecting such amount.

          (b) No Indemnified Party shall be entitled to indemnification pursuant to Section 8.2 for consequential, special, exemplary, indirect or punitive Damages (except to the extent included in any Third Party Claim).

          (c) Each Indemnified Party shall use reasonable efforts to collect any amounts available under insurance coverage or from third parties for any Damages payable under Section 8.2, provided that such efforts will not limit the timing or amount of Damages payable under Section 8.2 during pendency of such insurance claims.

          (d) Notwithstanding any provision hereof to the contrary, the amount of any Damages payable to the Parent Indemnified Parties under Section 8.2 shall be made solely from funds available in the Escrow Account.

          (e) In determining the amount of any Damages for which the Indemnified Parties are entitled to assert a claim for indemnification hereunder, the amount of any such Damages will be determined after deducting therefrom the amount of any Tax benefit actually realized in the year in which such Damages were incurred (and any prior year) in cash, credit or a reduction of Taxes otherwise payable, in each case as a result of such Damages. Additionally, if any Indemnified Party realizes any additional Tax benefit in cash, credit or a reduction of Taxes otherwise payable, in each case as a result of such Damages in the two years after such Damages were incurred, such Indemnified Party will promptly refund to the Indemnifying Party an amount equal to such Tax benefit.

          8.6. Exclusive Remedy. After the Closing, this Article VIII will provide the exclusive remedy for any and all claims under this Agreement or any certificate delivered pursuant hereto, except remedies for common law fraud pursuant to claims asserted only against the Persons committing such common law fraud or with respect to matters for which the remedy of specific performance or injunctive relief are available.

          8.7. Indemnity Escrow.

          (a) The amounts of any Damages payable to the Parent Indemnified Parties under Section 8.2 shall, in each case, be paid by release out of cash held in the Escrow Account (the “Indemnification Escrow Property”) to the applicable Parent Indemnified Party from the Escrow Account.

          (b) On the Survival Termination Date, the Escrow Agent shall release all or a portion of the Indemnification Escrow Property to the Escrow Participating Holders such that, following such release, the amounts remaining in the Escrow Account equals only the amount, if any, of claims for indemnification under Section 8.2 properly asserted prior to such date by the Parent Indemnified Parties in writing in accordance with Article VIII but not yet resolved as of the Survival Termination Date (the “Unresolved Claims”). Such amounts shall be released to the Escrow Participating Holders, pro rata in accordance with their respective Escrow Percentages. The amounts retained in the Escrow Account in respect of any Unresolved Claim shall be released by the Escrow Agent upon final resolution of any Unresolved Claim in respect of which such amounts had been retained (to the extent not utilized to satisfy valid claims for indemnification pursuant to Section 8.2) in accordance with this Section 8.7 and the terms of the Escrow Agreement.

          (c) Promptly (and in any event within five (5) business days) upon any person becoming entitled to release of amounts from the Escrow Account pursuant to this Article VIII or the Escrow Agreement, Parent and the Holder Representative shall execute joint written instructions to the Escrow Agent instructing the Escrow Agent to so release such amounts.

ARTICLE IX

TERMINATION AND AMENDMENT

          9.1. Termination. This Agreement may be terminated at any time prior to the Effective Time, whether before or after approval of the matters presented in connection with the Merger by the stockholders of the Company or the Parent:

          (a) by mutual consent of the Company and Parent in a written instrument authorized by the Boards of Directors of the Company and Parent;

          (b) by either the Company or Parent, if any final, non-appealable Restraint preventing or rendering illegal consummation of the Merger shall have become final and non-appealable (unless the failure by such party to fulfill its obligations pursuant to Section 6.1 shall have been the cause of, or resulted in, such Restraint);

          (c) by either the Company or Parent, if the Merger shall not have been consummated on or before September 23, 2010 (the “Outside Date”), unless the failure of the Closing to occur by such date shall have been caused by, or resulted from, the failure of the party seeking to terminate this Agreement to perform or observe the covenants and agreements of such party set forth in this Agreement, other than a breach of such party’s representations and warranties set forth in this Agreement;

          (d) by either the Company or Parent (provided that the terminating party is not then in material breach of any representation, warranty, covenant or other agreement contained herein), if there shall have been a breach of any of the covenants or agreements or any of the representations or warranties set forth in this Agreement on the part of the Company or the Holder Representative, in the case of a termination by Parent, or Parent or Merger Sub, in the case of a termination by the Company, which breach, either individually or in the aggregate, would result in, if occurring or continuing on the Closing Date, the failure of the conditions set forth in Section 7.2 (in the case of termination by Parent) or Section 7.3 (in the case of termination by the Company) and that (if curable) is not cured by the earlier of (i) the Outside Date or (ii) 30 days following written notice to the party committing such breach or by its nature or timing cannot be cured within such time period;

          (e) by the Company, if a Change of Recommendation shall have occurred;

          (f) by either the Company or Parent, if the Parent Meeting (including any adjournments thereof) shall have concluded and the Parent Stockholder Approval contemplated by this Agreement shall not have been obtained;

          (g) by Parent, if this Agreement and the Merger are not approved and adopted by the stockholders of the Company on or prior to 11:59 pm New York time on the date hereof.

The party desiring to terminate this Agreement pursuant to clause (b), (c), (d), (e), (f), or (g) of this Section 9.1 shall give written notice of such termination to the other party in accordance with Section 11.1, specifying the provision or provisions hereof pursuant to which such termination is effected.

          9.2. Effect of Termination. In the event of termination of this Agreement by either the Company or Parent as provided in Section 9.1, this Agreement shall forthwith become void and have no effect, and none of the Company, Parent, any of their respective Subsidiaries or any of the officers or directors of any of them shall have any liability of any nature whatsoever under this Agreement, or in connection with the transactions contemplated by this Agreement, except Sections 2.6, 9.2, 9.3, 11.1, 11.6 and 11.7 and the last two sentences of Section 6.5(b), which Sections and the Confidentiality Agreement shall survive any termination of this Agreement.

          9.3. Termination Fee. (a) If:

                    (i) this Agreement is terminated by the Company pursuant to Section 9.1(e), then Parent shall pay to the Company, by wire transfer of immediately available funds, an amount equal to $25,000,000 (the “Change of Recommendation Termination Fee”) on the first business day following such termination;

                    (ii) this Agreement is terminated by the Company or Parent pursuant to Section 9.1(f), then Parent shall pay to the Company, by wire transfer of immediately available funds, an amount equal to $9,500,000 (the “Stockholder Vote Termination Fee”) on the first business day following such termination;

                    (iii) this Agreement is terminated (A) by the Company pursuant to Section 9.1(d) as a result of any breach of any covenant or agreement (other than any breach of any representation or warranty set forth in Article IV hereof or any covenant or agreement set forth in Section 5.3, Section 5.4 or Section 6.10 or any unintentional breach of any covenant or agreement set forth in Section 1.7(c), Section 6.2, Section 6.3 or Section 11.8) or (B) by either party pursuant to Section 9.1(c) and at the time of such termination the terminating party could have terminated the agreement pursuant to Section 9.1(d) as a result of any breach of any covenant or agreement (other than any breach of any representation or warranty set forth in Article IV or any covenant or agreement set forth in Section 5.3, Section 5.4, or Section 6.10 or any unintentional breach of any covenant or agreement set forth in Section 1.7(c), Section 6.2, Section 6.3 or Section 11.8) and, in either case, at such time the conditions set forth in Section 7.1, Section 7.2, and Section 7.3(d) have been satisfied or waived (excluding those conditions that by their nature are to be satisfied or waived at Closing), other than such conditions that have not been satisfied as a result of the material breach of Parent or Merger Sub of its obligations under this Agreement, then Parent shall pay to the Company, by wire transfer of immediately available funds, an amount equal to the $75,000,000 (the “Parent Breach Termination Fee”) on the first business day following such termination; or

                    (iv) this Agreement is terminated (A) by Parent pursuant to Section 9.1(d) as a result of any breach of any covenant or agreement (other than any breach of any representation or warranty set forth in Article III or any covenant or agreement set forth in Section 5.1, Section 5.2 or Section 6.10 or any unintentional breach of any covenant or agreement set forth in Section 1.7(c), Section 6.2, Section 6.6, Section 6.8(a) or Section 11.8) or (B) by either party pursuant to Section 9.1(c) and at the time of such termination the terminating party could have terminated the agreement pursuant to 9.1(d) as a result of any breach of any covenant or agreement (other than any breach of any representation or warranty set forth in Article III or any covenant or agreement set forth in Section 5.1, Section 5.2 or Section 6.10 or any unintentional breach of any covenant or agreement set forth in Section 1.7(c), Section 6.2, Section 6.6, Section 6.8(a) or Section 11.8) and, in either case, at such time the conditions set forth in Section 7.1, Section 7.2(e), Section 7.2(f) and Section 7.3 have been satisfied or waived (excluding those conditions that by their nature are to be satisfied or waived at Closing), other than such conditions that have not been satisfied as a result of the material breach of the Company of its obligations under this Agreement, then the Company shall pay to Parent by wire transfer of immediately available funds, an amount equal to $75,000,000 (the “Company Breach Termination Fee” and, together with the Parent Breach Termination Fee, the Change of Recommendation Termination Fee and the Stockholder Vote Termination Fee, the “Termination Fees”) on the first business day following such termination.

                    (v) For the avoidance of doubt, in no event will either Parent or the Company be obligated to pay more than one Termination Fee.

          (b) Parent acknowledges that the agreements contained in this Section 9.3 are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, the Company would not enter into this Agreement. If any party hereto becomes obligated to pay a Termination Fee pursuant to this Section 9.3, such party shall additionally pay to the party entitled to such payment (i) interest on the amount of such Termination Fee from the date such payment was required to be made until the date of payment at the per annum rate equal to the sum of (A) the rate publicly announced by JPMorgan Chase Bank, as of the date such payment was required to be made, as such bank’s prime lending rate and (B) 2% and (ii) if, in order to obtain such payment, the party entitled to payment of a Termination Fee commences a suit for payment of such Termination Fee that results in a judgment against such party, the party obligated to pay such Termination Fee shall reimburse such party for its costs and expenses (including reasonable attorneys’ fees and expenses)

incurred in connection with such suit. The parties hereto specifically acknowledge and agree that (i) no Termination Fee payable hereunder constitutes a penalty, but rather represents liquidated damages in a reasonable amount that will compensate the party entitled to such Termination Fee in the circumstances in which such fee is payable for the efforts and resources expended and opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the Merger and (ii) the applicable Termination Fees shall be the exclusive remedy of the party entitled to such Termination Fees following termination of this Agreement. Except as provided in Section 11.10, no party shall be entitled to bring a claim for or seek to recover damages for breach of this Agreement in excess of the applicable Termination Fees to which such party is entitled pursuant to this Agreement.

          9.4. Amendment. This Agreement may be amended by the parties, by action taken or authorized by their respective Boards of Directors, at any time before or after approval of the matters presented in connection with Merger by the stockholders of the Company; provided, however, that after any approval of the transactions contemplated by this Agreement by the stockholders of Parent, there may not be, without further approval of such stockholders, any amendment of this Agreement that requires further approval under applicable law. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties.

          9.5. Extension; Waiver. At any time prior to the Effective Time, the parties, by action taken or authorized by their respective Board of Directors, may, to the extent legally allowed, (a) extend the time for the performance of any of the obligations or other acts of the other party, (b) waive any inaccuracies in the representations and warranties contained in this Agreement or (c) waive compliance with any of the agreements or conditions contained in this Agreement. Any agreement on the part of a party to any such extension or waiver shall be valid only if set forth in a written instrument signed on behalf of such party, but such extension or waiver or failure to insist on strict compliance with an obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure.

ARTICLE X

HOLDER REPRESENTATIVE

          10.1. Holder Representative. By virtue of the approval of the Merger by the stockholders of the Company, the Holders are deemed to have acknowledged their agreement to be bound by this Article X, and hereby appoint TC Group, L.L.C. as the representative to act on behalf of the Holders for certain limited purposes, as specified herein (the “Holder Representative”). The Holders hereby grant the Holder Representative a power of attorney to act on their behalf in connection with the transactions contemplated by this Agreement, including executing documents, making all elections and decisions to be made by the Holders in connection with the Merger, both prior to and following the Closing Date, retaining a portion of the Merger Consideration necessary to pay fees and expenses, giving and receiving notices on behalf of the Holders and otherwise exercising all rights of the Holders on their behalf.

          10.2. Designation and Replacement of Holder Representative. The parties have designated the Holder Representative as the initial Holder Representative. The Holder Representative may resign at any time, and the Holder Representative may be removed by holders that collectively owned more than 50% of the shares of Company Common Stock immediately prior to the Effective Time (“Majority Holders”). In the event that a Holder Representative has resigned or been removed, a new Holder Representative shall be appointed by a vote of the Majority Holders, such appointment to become effective upon the written acceptance thereof by the new Holder Representative.

          10.3. Authority and Rights of the Holder Representative; Limitations on Liability. The Holder Representative shall have such powers and authority as are necessary to carry out the functions assigned to it under this Agreement; provided, however, that the Holder Representative shall have no obligation to act on behalf of the Holders, except as expressly provided herein. Without limiting the generality of the foregoing, the Holder Representative shall have full power, authority and discretion to estimate and determine the amounts of Holder Allocable Expenses, and to pay such Holder Allocable Expenses in accordance with Section 2.6 hereof. The Holder Representative shall at all times be entitled to rely on any directions received from the Majority Holders. The Holder Representative shall be entitled to engage such counsel, experts and other agents and consultants as it shall deem necessary in connection with exercising its powers and performing its function hereunder and (in the absence of bad faith on the part of the Holder Representative) shall be entitled to conclusively rely on the opinions and advice of such Persons. Notwithstanding any provision to the contrary hereunder, the Holder Representative shall have no liability or obligation of any nature under this Agreement to any party hereto or any third party beneficiary hereof, other than as a result of a breach of its representation set forth in Section 10.4.

          10.4. Representations and Warranties.

          (a) The Holder Representative has been duly formed and is validly existing as a limited liability company under the laws of the State of Delaware. The Holder Representative has all requisite power and authority to execute and deliver this Agreement.

          (b) The execution and delivery by the Holder Representative of this Agreement to which it is, or is specified to be, a party, and the performance by the Holder Representative of its obligations hereunder do not and will not conflict with, violate any provision of, any applicable law, rule or regulation of any Governmental Entity applicable to, or the organizational documents of, the Holder Representative.

          10.5. Reliance. The provisions of this Article X shall in no way impose any obligations on Parent, except that the last sentence of Section 10.3 shall be binding on Parent and Merger Sub. Parent (i) shall be entitled to rely upon, shall have no liability to the Holders with respect to, actions, decisions and determinations of the Holder Representative and (ii) shall be entitled to assume that all actions, decisions and determinations of the Holder Representative are fully authorized by all of the Holders.

ARTICLE XI

GENERAL PROVISIONS

          11.1. Notices. All notices and other communications in connection with this Agreement shall be in writing and shall be deemed given if delivered personally, sent via facsimile (with confirmation), mailed by registered or certified mail (return receipt requested) or delivered by an express courier (with confirmation) to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

(a) if to the Company prior to the Closing, to:

Vought Aircraft Industries, Inc.
9314 W. Jefferson Street
Dallas, TX 75211
Attention: Kevin McGlinchey
                 Vice President, General Counsel & Corporate Secretary
Fax: (972) 946-5642

with a copy to:

Latham & Watkins LLP
555 Eleventh Street, NW
Suite 1000
Washington, DC 20004
Attention: Daniel T. Lennon
                 Paul F. Sheridan, Jr.
Fax: (202) 637-2201

and

(b) if to Parent, to:

Triumph Group, Inc.
1550 Liberty Ridge Drive
Suite 100 W
ayne, PA 19087
Attention: John B. Wright, II
                 Vice President, General Counsel & Secretary
Fax: (610) 251-1555

with a copy to:

Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, NY 10019

Attention: Edward D. Herlihy
                 David E. Shapiro
Fax: (212) 403-2000

(c) if to the Holder Representative, to:

TC Group, L.L.C.
c/o The Carlyle Group
1001 Pennsylvania Avenue, N.W.
Washington, D.C. 20004
Attention: Adam J. Palmer
Fax: (202) 347-9250

with a copy to:

Latham & Watkins LLP
555 Eleventh Street, NW
Suite 1000
Washington, DC 20004
Attention: Daniel T. Lennon
                 Paul F. Sheridan, Jr.
Fax: (202) 637-2201

          11.2. Interpretation. When a reference is made in this Agreement to Articles, Sections, Exhibits or Schedules, such reference shall be to an Article or Section of or Exhibit or Schedule to this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation”; and whenever the word “person” or “persons” is used in this Agreement, it shall mean an individual, a partnership, a corporation, a limited liability company, an association, a joint stock company, a trust, a joint venture, an unincorporated organization or a Governmental Entity, or any department, agency or political subdivision thereof. References to $ or dollars means United States dollars. The Company Disclosure Schedule and the Parent Disclosure Schedule, as well as all other schedules and all exhibits hereto, shall be deemed part of this Agreement and included in any reference to this Agreement. This Agreement shall not be interpreted or construed to require any person to take any action, or fail to take any action, if to do so would violate any applicable law. All references to the Company’s “knowledge” or “knowledge of the Company” shall mean the actual knowledge of Elmer Doty, Kevin McGlinchey, Keith Howe, Jeff McRae, Ron Muckley and Tom Stubbins. All references to Parent’s “knowledge” or “knowledge of Parent” shall mean the actual knowledge of Rick Ill, David Kornblatt, Jeff Frisby, Kevin Kindig, John Wright, Bill Bauer and Sheila Spagnolo.

          11.3. Counterparts. This Agreement may be executed in two or more counterparts, all of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each of the parties and delivered to the other party, it being understood that each party need not sign the same counterpart.

          11.4. Entire Agreement. This Agreement (including the documents and the instruments referred to in this Agreement), together with the Confidentiality Agreement and the Stockholders Agreement, constitutes the entire agreement and supersedes all prior agreements and understandings, both written and oral, between the parties with respect to the subject matter of this Agreement, other than the Confidentiality Agreement.

          11.5. Severability. Whenever possible, each provision of this Agreement will be interpreted in such manner as to be effective and valid under applicable law, but if any provision of this Agreement is held to be invalid, illegal or unenforceable in any respect under any applicable law or rule in any jurisdiction, such invalidity, illegality or unenforceability will not affect any other provision or the effectiveness or validity of any provision in any other jurisdiction, and this Agreement will be reformed, construed and enforced in such jurisdiction as if such invalid, illegal or unenforceable provision had never been contained herein.

          11.6. Governing Law; Jurisdiction. This Agreement shall be governed and construed in accordance with the internal laws of the State of Delaware applicable to contracts made and wholly performed within such state, without regard to any applicable conflicts of law principles. The parties hereto agree that any suit, action or proceeding brought by either party to enforce any provision of, or based on any matter arising out of or in connection with, this Agreement or the transactions contemplated hereby shall be brought exclusively in any federal or state court located in the State of Delaware. Each of the parties hereto submits to the exclusive jurisdiction of any such court in any suit, action or proceeding seeking to enforce any provision of, or based on any matter arising out of, or in connection with, this Agreement or the transactions contemplated hereby and hereby irrevocably waives the benefit of jurisdiction derived from present or future domicile or otherwise in such action or proceeding. Each party hereto irrevocably waives, to the fullest extent permitted by law, any objection that it may now or hereafter have to the laying of the venue of any such suit, action or proceeding in any such court or that any such suit, action or proceeding brought in any such court has been brought in an inconvenient forum. Notwithstanding the foregoing, each of the parties hereto agrees that it will not bring any action, cause of action, claim, cross-claim or third-party claim of any kind or description, whether in law or in equity, whether in contract or in tort or otherwise, against the Financing Sources in any way relating to this Agreement or any of the transactions contemplated by this Agreement, the Commitment Letter or the performance thereof, in any forum other than (i) the Supreme Court of the State of New York, County of New York, or, if under applicable law jurisdiction is vested in the federal courts, the United States District Court for the Southern District of New York (and appellate courts thereof), or (ii) any federal or state court in the State of Delaware. As used in this Agreement, “Financing Source” means the parties to the Commitment Letter and any joinder agreements or credit agreements related thereto (other than Parent or any of its Subsidiaries).

          11.7. WAIVER OF JURY TRIAL. EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

          11.8. Public Announcements. The Company and Parent will consult with and provide each other the reasonable opportunity to review and comment upon any press release or other public statement or comment prior to the issuance of such press release or other public statement or comment relating to this Agreement or the transactions contemplated by this Agreement and shall not issue any such press release or other public statement or comment prior to such consultation except as may be required by applicable law or by obligations pursuant to any listing agreement with any national securities exchange.

          11.9. Assignment; Third Party Beneficiaries. Neither this Agreement nor any of the rights, interests or obligations under this Agreement shall be assigned by either of the parties (whether by operation of law or otherwise) without the prior written consent of the other party. Subject to the preceding sentence, this Agreement shall be binding upon, inure to the benefit of and be enforceable by each of the parties and their respective successors and assigns. This Agreement (including the documents and instruments referred to in this Agreement) is not intended to and does not confer upon any person other than the parties hereto any rights or remedies under this Agreement; provided, however, that (i) after the Closing, current and former affiliates and directors of the Company and its Subsidiaries are intended third party beneficiaries of Section 6.12 and shall be entitled to enforce their rights thereunder, (ii) after the Closing, the Parent Indemnified Parties and the Holder Indemnified Parties are intended third party beneficiaries of Article VIII and shall be entitled to enforce their rights thereunder, (iii) all holders of shares of Company Common Stock, Company Options, Company SARs and Company RSUs are intended third party beneficiaries of Section 9.3 and the Holder Representative shall be entitled to enforce the rights of such parties thereunder on behalf of such parties and no other Person (including such holders) shall have the right to enforce such rights, (iv) the Persons described in the second sentence of Section 11.11 that are not parties hereto are intended third party beneficiaries of Section 11.11 and shall be entitled to enforce their rights thereunder, (v) the Representatives of the Company are intended third-party beneficiaries of the second to last sentence of Section 6.5(b), and (vi) the Financing Sources are intended third-party beneficiaries of the second to last sentence of Section 11.6 (but no other section or provision of this Agreement) and each Financing Source shall be entitled to enforce its rights under that sentence. Notwithstanding any provision hereof to the contrary, no consent, approval or agreement of any third-party beneficiary will be required to amend, modify or waive any provision of this Agreement.

          11.10. Specific Performance. The parties hereto agree that the parties shall not be entitled to an injunction or injunctions or other equitable relief to prevent breaches of this Agreement or to enforce specifically the performance of the terms and provisions hereof other than the provisions of Sections 1.7(c), 6.3 and 6.10, in addition to any other remedy to which they are entitled at law or in equity.

          11.11. Non-Recourse. This Agreement may only be enforced against, and any claim or cause of action based upon, arising out of, or related to this Agreement may only be brought against, the entities that are expressly named as parties hereto and then only with respect to the specific obligations set forth herein with respect to such party. Except to the extent a named party to this Agreement (and then only to the extent of the specific obligations undertaken by such named party in this Agreement and not otherwise), no past, present or future director, officer, employee, incorporator, member, partner, stockholder, affiliate, agent, attorney or affiliate of any party to this Agreement shall have any liability (whether in contract, tort, equity or otherwise) for any one or more of the representations, warranties, covenants, agreements or other obligations or liabilities of any one or more of the Company, the Holder Representative, Parent or Merger Sub under this Agreement (whether for indemnification or otherwise) of or for any claim based on, in respect of, or by reason of, the transactions contemplated hereby and thereby; provided that the foregoing shall not exclude or prevent any claim for common law fraud to the extent common law fraud is committed in connection with the delivery of the certificate delivered pursuant to clause (ii) of Section 7.2(c).

Remainder of Page Intentionally Left Blank

     IN WITNESS WHEREOF, the Company, Parent and Merger Sub and the Holder Representative have caused this Agreement to be executed by their respective officers thereunto duly authorized as of the date first above written.

TRIUMPH GROUP, INC.

By: /s/ Richard C. Ill
Name: Richard C. Ill
Title: Chairman and Chief Executive Officer

VOUGHT AIRCRAFT INDUSTRIES, INC.

By: /s/ Elmer L. Doty
Name: Elmer L. Doty
Title: President and Chief Executive Officer

SPITFIRE MERGER CORPORATION

By: /s/ Richard C. Ill
Name: Richard C. Ill
Title: President and Chief Executive Officer

TC GROUP, L.L.C., solely in its capacity as the
Holder Representative hereunder

By: TCG HOLDINGS, L.L.C.
Its: Managing Member

By: /s/ Adam J. Palmer
Name: Adam J. Palmer
Title: Managing Director

Signature Page to Agreement and Plan of Merger